12027210

UMH Properties, Inc.



2011 ANNUAL REPORT

Total Revenues



$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
Millions of Dollars
2007
2008
2009
2010
2011

Per Share Annual Dividend 1991-2011



$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.30
$.20
$.10
$0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

UMH Sales and Finance



$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
Sales (Millions)
300
250
200
150
100
50
0
Homes Sold
2007
2008
2009
2010
2011
Sales
Homes

Total Shareholder Return



60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
2007
2008
2009
2010
2011
UMH
MSCI US REIT Index
S&P 500
Nasdaq

Safe Harbor Statement

This annual report and Form 10K/A contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. The words "may", "will", "expect", "believe", "anticipate", "should", "estimate", and similar expressions identify forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and finance performance, but are based upon current assumptions regarding the Company's operations, future results and prospects, and are subject to many uncertainties and factors relating to the Company's operations and business environment which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements.

Such factors include, but are not limited to, the following: changes in the general economic climate; increased competition in the geographic areas in which the Company owns and operates manufactured housing communities; changes in government laws and regulations affecting manufactured housing communities; the ability of the Company to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to the Company; the ability to maintain rental rates and occupancy levels; competitive market forces; changes in market rates of interest; the ability of manufactured home buyers to obtain financing; the level of repossessions by manufactured home lenders; and those risks and uncertainties referenced under the heading "Risk Factors" contained in this annual report and Form 10K/A and the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this annual report and Form 10K/A speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Cover Photo: Pine Manor is a peaceful active adult community located in Carlisle, PA. This five star community provides the comfort of country living and is located near the state capital of Harrisburg, PA.



FROM THE CHAIRMAN OF THE BOARD



Dear Shareholders,

UMH Properties, Inc. (UMH) has now completed forty-four years of successful operation. Our REIT specializes in owning and managing manufactured home communities. The housing industry has been in a deep and protracted recession for the past four years. However, the future for the manufactured housing industry appears bright as both economics and demographics dictate a coming resurgence in housing.

On March 2, 2012, UMH was listed on the New York Stock Exchange (we had traded on the NYSE:Amex). Management is focused on growing UMH while maintaining our strong capital structure. We currently have an enterprise value of $300 million with only $114 million in debt. Our capital base made it possible for UMH to acquire over $50 million in communities in 2010-2011. UMH plans to acquire additional communities in 2012-2013. Management believes these communities are currently available at prices below replacement cost. Our premise is that rising housing demand, coupled with inflation, justifies our ongoing acquisition program.

In 2011 UMH experienced rising costs, increased vacancies and poor manufactured home sales. Management does not believe our 2011 results were indicative of our potential earnings power. The initial results of 2012 are better than in 2011. It is too soon to tell whether this is the long anticipated resurgence in housing. Fortunately our investments in REIT securities have performed well in both 2011 and the current year. Our goal remains to provide our shareholders with a satisfactory total return on investment. We will strive to realize substantial capital gains on our securities portfolio and reinvest some of this capital in our community acquisition program. The combination of rising housing demand, a strong economy, and modest inflation, reinforces our confidence in UMH's future growth.

The combination of rising housing demand, a strong economy, and modest inflation, reinforces our confidence in UMH's future growth.

On a very personal note, I would like to thank Sam Landy and Michael Landy for their association with me in this enterprise. I would also like to thank my wife, Gloria, for partnering with me these many years. I know of few Chairmen who have had such long and close relationships with directors, staff and shareholders.

Very truly yours,

Eugene W. Landy
Chairman of the Board
April 2012



Dear Fellow Shareholders,

UMH has continued to deliver stable earnings despite the length and depth of the housing recession. Our community occupancy remained stable at 77%. Our sales of manufactured homes increased slightly in 2011 but continue to be disappointing compared to our sales in normal years. Increased manufactured home sales are the key to increased occupancy. Increased occupancy would favorably impact income from community operations.

During 2011, we were also impacted by a severe flood across much of Tennessee which closed Memphis Mobile City, a 157-site community in Memphis, Tennessee. In addition to the lost rental revenues from this community, we have recorded a flood loss of approximately $1.0 million net of insurance proceeds.

UMH did make substantial progress in 2011. On May 26th, we raised net proceeds of $31.9 million as a result of our Series A 8.25% perpetual preferred offering. We acquired five well-located communities in Tennessee, Pennsylvania and Ohio for an aggregate purchase price of $17.5 million. These acquisitions increased our portfolio by approximately 900 sites or 11%. Because all of these acquisitions effectively closed in the second half of the year, their contribution to our 2011 results was minimal. Subsequent to yearend, we acquired a 90-site community in Indiana for $2.1 million. This brings our portfolio to 41 communities containing approximately 9,000 developed sites. In addition, we own over 500 acres of land that will be used to increase our portfolio as demand warrants. In March 2012, we entered into an agreement to purchase eleven communities containing 966 sites situated on approximately 200 acres, located in Pennsylvania for a purchase price of $28.25 million. We expect to consummate this transaction during the third quarter of 2012. We have ambitious growth plans for 2012 and 2013 and look forward to announcing additional acquisitions as things progress.

Our REIT securities portfolio continued to perform very well generating $2.7 million in net realized gains in 2011. At yearend we had approximately $43.3 million in securities with an unrealized gain of $2.5 million. UMH maintains a conservative balance sheet and our securities portfolio enhances that strength. Additionally, our securities provide us with substantial dividend income. Over the past two years, we have been very successful in harnessing gains on our securities investments and redeploying that capital into our community acquisitions.

Our Adjusted Funds from Operations (AFFO), which is our FFO without the loss of $1.0 million due to the flood at Memphis Mobile City, decreased from $11.2 million in 2010, to $9.0 million in 2011. On a per share basis this represents a 30% decrease from $0.88 to $0.62. As we see the full run rate effect of our recent acquisitions and continue to deploy the proceeds from our preferred offering, our FFO per share should be higher.

Despite the challenges in the broad economy, UMH is pleased with its accomplishments during the year. UMH continues to strengthen its already strong balance sheet. Our debt to total capitalization is approximately 40%. We have reduced our weighted average interest rate on our mortgages from 5.8% to 5.6% over the 12 month period. UMH is well positioned to benefit from a resurgence in the housing sector. The core business of UMH is the operation of our 41 manufactured home communities. Our 9,000 home sites provide stable and predictable income streams throughout the business cycle. Rental income increased 18% in 2011, from $27.9 million to



$33.0 million. UMH has approximately 2,100 vacant sites. This 23% vacancy factor can provide us with substantial operating leverage to grow our earnings as demand increases. Filling these vacant sites would increase our gross income by approximately $9.0 million a year and increase our net income by $6.0 million per year.

Because conventional home mortgage underwriting standards are tightening, and consequently conventional homeownership rates are falling, our sector appears to be well situated for increased demand.

Although we did see some improvement, our home sales division was disappointing. Last year we had total sales of $6.3 million versus $6.1 million in 2010. These numbers are considerably less than the $16.0 million in sales generated in 2006. New home sales are an integral part of increasing occupancy and enhancing community values. We are very proactive in upgrading our communities by replacing older homes with newer ones. Because of continued weak demand for housing, our sales division has been a drag on our overall results. An improving economy should produce positive results in our sales and occupancy numbers.

UMH currently has approximately $20 million in manufactured home loans secured by homes situated within our communities. Our loan portfolio continues to perform well and delivers a weighted average yield of approximately 10.0%. One of the biggest challenges facing the manufactured housing industry has been the lack of low cost financing relative to our site-built competition. Because conventional home mortgage underwriting standards are tightening, and consequently conventional homeownership rates are falling, our sector appears to be well situated for increased demand.

Following very strong total returns of 55% in 2009 and 29% in 2010, our shares underperformed in 2011 delivering a negative 2% total return. Our current share price represents what we believe to be a substantial discount to our intrinsic value. One of our main goals is to grow our assets and earnings in order to eliminate this discount. Over the past two years we have acquired approximately $55 million in new communities. We are well positioned to own and operate a greater number of communities and given the amount of acquisitions we are pursuing, hope to achieve a base that will allow us to operate more efficiently. We also recently moved our common and preferred shares listings to the NYSE. We anticipate that this move will result in increased liquidity and visibility for our shareholders.

Our talented staff continues to work very hard and I am confident that our efforts will produce positive results. I would like to take this opportunity to thank all of the dedicated members of the UMH team. I would also like to thank our directors for their hard work and commitment to creating long-term value for UMH. Thank you to all of our loyal shareholders for your faith and trust. We look forward to reporting back to you in the year ahead.

Very truly yours,

Samuel A. Landy
President
April 2012

PROPERTY PORTFOLIO MAP

The future for the manufactured housing industry appears bright as both economics and demographics dictate a coming resurgence in housing.

-Eugene W. Landy, Chairman of the Board



Minnesota
Wisconsin
Iowa
Michigan
Illinois
Indiana
Ohio
Missouri
Kentucky
West Virginia
Tennessee
Arkansas
Mississippi
Alabama
Georgia
Louisiana
Florida
South Carolina
North Carolina
Virginia
Maryland
Delaware
Pennsylvania
New York
New Jersey
Connecticut
Rhode Island
Massachusetts
New Hampshire
Vermont
Maine
Tennessee 17%
Pennsylvania 47%
Ohio 14%
New Jersey 11%
New York 11%

- Pre existing Home Community (35)
- New Community acquired in 2011 (5)
- New Community acquired in 2012 (1)

COMMUNITY DEVELOPMENT

UMH Properties, Inc. (UMH), currently owns additional unimproved land, which lends itself to future development. The undeveloped land was given little or no value when UMH first purchased the communities. UMH's land holdings have seen considerable appreciation in value over the last several years. To determine if expansions in certain communities are warranted management frequently monitors the economic changes in the particular areas. Our project expansion plans for the next five years are shown in this table.

PROJECTED EXPANSIONS	2012	2013	2014	2015	2016
Brookview Village			17	47	
Cedarcrest	53				
Cross Keys Village			8		
Fairview Manor		50	50	50	50
Highland Estates		50	50	44	
Lake Sherman Village			25		25
Mountain View Estates	50	50	100	80	
Pine Ridge/Pine Manor			20	30	
Somerset Estates			30	48	
Spreading Oaks Village			30		30
Sandy Valley Estates			24		
Woodland Manor				10	
Wood Valley				30	
Totals	**103**	**150**	**354**	**339**	**105**



FINANCIAL DATA

Operating Data	12/31/2011	12/31/2010	12/31/2009	12/31/2008	12/31/2007
Rental and Related Income	$32,990,219	$27,877,470	$26,491,999	$25,542,745	$23,997,178
Sales of Manufactured Homes	6,323,135	6,133,494	5,527,253	9,560,912	12,672,844
Total Income	39,313,354	34,010,964	32,019,252	35,103,657	36,670,022
Community Operating Expenses	17,758,332	14,870,694	13,200,885	13,083,959	12,633,042
Loss Relating to Flood	984,701	-0-	-0-	-0-	-0-
Total Expenses	37,174,658	30,730,900	26,911,082	30,186,474	32,136,169
Interest and Dividend Income	4,503,237	4,579,668	4,584,917	4,318,512	3,357,524
Gain (Loss) on Securities					
Transactions, net	2,692,649	3,931,880	(1,804,146)	(2,860,804)	(1,398,377)
Interest Expense	5,744,567	5,183,296	4,455,332	4,957,437	4,171,109
Gain (Loss) on Sales of Investment					
Property and Equipment	28,873	(8,244)	179,607	14,661	99,318
Net Income	3,696,263	6,668,915	3,689,388	1,527,150	2,632,741
Net Income Attributable to					
Common Shareholders	2,039,497	6,668,915	3,689,388	1,527,150	2,632,741
Net Income Per Share					
Basic	0.25	0.52	0.32	0.14	0.25
Diluted	0.25	0.52	0.32	0.14	0.25
Net Income Attributable to					
Common Shareholders Per Share					
Basic	0.14	0.52	0.32	0.14	0.25
Diluted	0.14	0.52	0.32	0.14	0.25
Cash Flow Data					
Net Cash Provided (Used) by:					
Operating Activities	$8,410,892	$6,481,751	$11,355,096	$8,267,886	$2,766,606
Investing Activities	(39,765,028)	(33,894,219)	(8,288,707)	(11,941,757)	(21,089,748)
Financing Activities	34,491,139	28,553,703	(1,329,854)	4,235,145	18,540,091
Balance Sheet Data					
Total Assets	$223,944,536	$188,780,515	$147,971,540	$137,939,325	$136,503,463
Mortgages Payable	90,282,010	90,815,777	70,318,950	65,952,895	61,749,700
Shareholders' Equity	105,877,205	71,927,753	55,971,862	44,721,700	53,995,133
Other Information					
Average Number of					
Shares Outstanding-Basic	14,506,679	12,767,904	11,412,536	10,876,840	10,535,162
Funds from Operations (1)	$7,972,962	$11,193,185	$7,834,295	$5,585,059	$6,191,659
Adjusted Funds from Operations (1)	8,957,663	11,193,185	7,834,295	5,585,059	6,191,659
Cash Dividends Per Common Share	0.72	0.72	0.72	0.79	1.00

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

FINANCIAL DATA
(CONTINUED)

The Company's FFO is calculated as follows

	2011	2010	2009	2008	2007
Net Income	$3,696,263	$6,668,915	$3,689,388	$1,527,150	$2,632,741
Less: Preferred Dividend	(1,656,766)	-0-	-0-	-0-	-0-
Loss (Gain) on Sales of Depreciable Assets	(28,873)	8,244	62,783	(14,661)	(99,318)
Depreciation Expense	5,962,338	4,516,026	4,082,124	4,072,570	3,658,236
FFO (2)	7,972,962	11,193,185	7,834,295	5,585,059	6,191,659
Loss Relating to Flood (1)	984,701	-0-	-0-	-0-	-0-
Adjusted FFO (2)	$8,957,663	$11,193,185	$7,834,295	$5,585,059	$6,191,659

(1) Represents loss relating to flood at Memphis Mobile City.
(2) Includes gain on sale of easement of $242,390 in 2009.

THE YEAR IN REVIEW

Recent Share Activity

	2011			2010		
	High	Low	Distribution	High	Low	Distribution
First Quarter	$10.76	$9.44	$0.18	$8.62	$7.77	$0.18
Second Quarter	10.75	9.70	0.18	10.90	8.12	0.18
Third Quarter	11.49	8.71	0.18	11.93	9.19	0.18
Fourth Quarter	10.50	8.60	0.18	11.01	9.50	0.18
			$.72			$.72

	Share Volume	Opening Price	Closing Price	Dividend Paid	Appreciation/Depreciation	Total Yield
2011	7,483,100	$10.20	$9.31	$0.72	(8.7%)	(1.7%)
2010	8,346,700	8.48	10.20	0.72	20.3%	28.8%
2009	5,503,300	5.95	8.48	0.72	42.5%	54.6%
2008	3,523,900	11.77	5.95	0.79	(49.4%)	(42.7%)
2007	3,008,700	15.44	11.77	1.00	(23.8%)	(17.3%)
2006	2,059,700	15.90	15.44	0.985	(2.9%)	3.3%

The shares of common stock of UMH Properties, Inc. are traded on the NYSE (UMH).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K/A
(Amendment No. 1)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period __________________ to ____________________

SEC MAIL PROCESSING RECEIVED MAY - 4 2012 WASH., D.C. 310 SECTION

Commission File Number 001-12690

UMH Properties, Inc.
(Exact name of registrant as specified in its charter)

Maryland	22-1890929
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification number)

3499 Route 9, Suite 3C, Freehold, New Jersey	07728
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (732) 577-9997

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock $.10 par value-New York Stock Exchange
8.25% Series A Cumulative Redeemable Preferred Stock $.10 par value per share, $25 liquidation value per share – New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
___Yes _X_ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
___Yes _X_ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
_X_ Yes ___ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
_X_ Yes ___ No

Indicate by check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K _X_.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	____	Accelerated filer	_X_
Non-accelerated filer	____	Smaller reporting company	____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ___ Yes _X_ No

Based upon the assumption that directors and executive officers of the registrant are not affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2011 was $155,636,604. Presuming that such directors and executive officers are affiliates of the registrant, the aggregate market value of the voting stock of the registrant held by nonaffiliates of the registrant at June 30, 2011 was $131,451,191.

The number of shares outstanding of issuer's common stock as of March 4, 2012 was 15,610,383 shares.

Documents Incorporated by Reference:

- Part III incorporates certain information by reference from the Registrant's proxy statement for the 2012 annual meeting of stockholders, which will be filed no later than 120 days after the close of the Registrant's fiscal year ended December 31, 2011.

- Exhibits incorporated by reference are listed in Part IV; Item 15 (a) (3).

EXPLANATORY NOTE

UMH Properties, Inc. (the "Company") is filing this Amendment No. 1 on Form 10-K/A ("Amendment No. 1") solely to include Exhibit 32, the Exhibit was inadvertently omitted from the original Annual Report on Form 10-K for the fiscal year ended December 31, 2011. This Amendment No. 1 makes no other changes to the Annual Report on Form 10-K as filed with the Securities and Exchange Commission on March 15, 2012.

Exhibit 32 provides the CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002.

TABLE OF CONTENTS

PART I

Item 1 – Business

General Development of Business

In this Form 10-K, "we", "us", "our", or "the Company", refers to UMH Properties, Inc., together with its predecessors and subsidiaries, unless the context requires otherwise.

UMH Properties, Inc. owns and operates forty manufactured home communities containing approximately 8,900 developed sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), conducts manufactured home sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities.

In January 2012, the Company acquired Countryside Estates, a 90-site manufactured home community situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. With this purchase, UMH now owns forty-one manufactured home communities consisting of approximately 9,000 developed sites.

Effective January 1, 1992, the Company elected to be taxed as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code (the Code), and intends to maintain its qualification as a REIT in the future. As a qualified REIT, with limited exceptions, the Company will not be taxed under Federal and certain state income tax laws at the corporate level on taxable income that it distributes to its shareholders. For special tax provisions applicable to REITs, refer to Sections 856-860 of the Code. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland. The reincorporation was approved by the Company's shareholders at the Company's annual meeting on August 14, 2003.

United Mobile Homes, Inc. changed its name to UMH Properties, Inc. The name change was unanimously approved by the Company's Board of Directors and effected by the filing of Articles of Amendment to the Company's charter with the State Department of Assessments and Taxation of Maryland to be effective on April 1, 2006. In accordance with Section 2-605 of the Maryland General Corporation Law and the Company's organizational documents, no stockholder vote was required or obtained.

Background

Monmouth Capital Corporation, a publicly-owned Small Business Investment Corporation, that had owned approximately 66% of the Company's stock, spun off to its shareholders in a registered distribution of three shares of UMH Properties, Inc. for each share of Monmouth Capital Corporation. The Company in 1984 and 1985 issued additional shares through rights offerings. The Company has been in operation for forty-four years, the last twenty-six of which have been as a publicly-owned corporation.

Narrative Description of Business

The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home sites on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents, and through its wholly-owned taxable REIT subsidiary, sells homes to residents and prospective residents of our communities.

A manufactured home community is designed to accommodate detached, single-family manufactured homes. These manufactured homes are produced off-site by manufacturers and installed on sites within the community. These homes are often improved with the addition of features constructed on site, including garages, screened rooms and carports. Manufactured homes are available in a variety of designs and floor plans, offering many amenities and custom options. Manufactured homes, once located, are rarely transported to another site;

typically, a manufactured home remains on site and is sold by its owner to a subsequent occupant. This transaction is commonly handled through a broker in the same manner that a more traditional single-family residence is sold. Each owner of a manufactured home leases the site on which the home is located from the Company.

Manufactured homes are being accepted by the public as a viable and economically attractive alternative to common stick-built single-family housing. The affordability of the modern manufactured home makes it a very attractive housing alternative. Depending on the region of the country, construction cost per square foot for a new manufactured home averages anywhere from 10 to 45 percent less than a comparable site-built home, excluding the cost of land. This is due to a number of factors, including volume purchase discounts and inventory control of construction materials and control of all aspects of the construction process, which is generally a more efficient and stream-lined process as compared to a site-built home.

Modern residential land lease communities are similar to typical residential subdivisions containing central entrances, paved well-lit streets, curbs and gutters. The size of a modern manufactured home community is limited, as are other residential communities, by factors such as geography, topography, and funds available for development. Generally, modern manufactured home communities contain buildings for recreation, green areas, and other common area facilities, which, as distinguished from resident owned manufactured homes, are the property of the community owner. In addition to such general improvements, certain manufactured home communities include recreational improvements such as swimming pools, tennis courts and playgrounds. Municipal water and sewer services are available to some manufactured home communities, while other communities supply these facilities on site. Therefore, the owner of a home in our communities leases from us not only the site on which the home is located, but also the physical community framework, and acquires the right to utilize the community common areas and amenities.

Typically, the leases are on a month-to-month or year-to-year basis, renewable upon the consent of both parties. The community manager interviews prospective residents, ensures compliance with community regulations, maintains public areas and community facilities and is responsible for the overall appearance of the community. The manufactured home community, once fully occupied, historically tends to achieve a stable rate of occupancy. The cost and effort in moving a home once it is located in a community encourages the owner of the manufactured home to resell the manufactured home rather than to remove it from the community. This ability to produce relatively predictable income streams, together with the location of the community, its condition and its appearance, are factors in the long-term appreciation of the community.

Inherent in the operation of a manufactured home community is the development, redevelopment, and expansion of our communities. Effective April 1, 2001, the Company, through its wholly-owned taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), began to conduct manufactured home sales, and financing of these sales, in our communities. S&F was established to potentially enhance the value of our communities. The home sales business is operated like other homebuilders with sales centers, model homes, an inventory of completed homes and the ability to supply custom designed homes based upon the requirements of the new homeowners.

The Company had operated as part of a group of three public companies (all REITs) which included Monmouth Real Estate Investment Corporation (MREIC) and Monmouth Capital Corporation (MCC). On July 31, 2007, MCC merged into MREIC. The Company continues to operate in conjunction with MREIC. MREIC invests in long-term net-leased industrial properties leased primarily to investment grade tenants. Some general and administrative expenses are allocated between the Company and MREIC based on use or services provided, pursuant to a cost sharing arrangement. Allocations of salaries and benefits are made between the Company and MREIC based on the amount of the employees' time dedicated to each company. The Company currently has approximately 150 employees.

Additional information about the Company can be found on the Company's website which is located at www.umh.com. The Company's filings with the Securities and Exchange Commission are made available through a link on the Company's website or by contacting Investor Relations.

Investment and Other Policies of the Company

The Company may invest in improved and unimproved real property and may develop unimproved real property. Such properties may be located throughout the United States. In the past, it has concentrated on the Northeast.

The Company has no restrictions on how it finances new manufactured home communities. It may finance communities with purchase money mortgages or other financing, including first liens, wraparound mortgages or subordinated indebtedness. In connection with its ongoing activities, the Company may issue notes, mortgages or other senior securities. The Company intends to use both secured and unsecured lines of credit.

The Company may issue securities for property; however, this has not occurred to date. The Company may repurchase or reacquire its shares from time to time if, in the opinion of the Board of Directors, such acquisition is advantageous to the Company.

The Company also invests in both debt and equity securities of other REITs. The Company from time to time may purchase these securities on margin when the interest and dividend yields exceed the cost of funds. The securities portfolio provides the Company with additional income and, to the extent not pledged to secure borrowings, provides the Company with liquidity. Such securities are subject to risk arising from adverse changes in market rates and prices, primarily interest rate risk relating to debt securities and market price risk relating to equity securities. From time to time, the Company may use derivative instruments to mitigate interest rate risk. At December 31, 2011 and 2010, the Company had $43,298,214 and $28,757,477, respectively, of securities available for sale. Included in these securities are Preferred Stock of $10,404,609 and $6,042,931 at December 31, 2011 and 2010, respectively. The unrealized net gain on securities available for sale at December 31, 2011 and 2010 amounted to $2,461,305 and $6,450,381, respectively.

Property Maintenance and Improvement Policies

It is the policy of the Company to properly maintain, modernize, expand and make improvements to its properties when required. The Company anticipates that renovation expenditures with respect to its present properties during 2012 will be approximately $3,300,000, including approximately $1,600,000 of improvements relating to Memphis Mobile City (See Note 11 in the Notes to the Consolidated Financial Statements). It is the policy of the Company to maintain adequate insurance coverage on all of its properties; and, in the opinion of the Company, all of its properties are adequately insured.

Number of Employees

On March 1, 2012, the Company had approximately 150 employees, including Officers. During the year, the Company hires approximately 40 part-time and full-time temporary employees as lifeguards, grounds keepers and for emergency repairs.

Item 1A – Risk Factors

Risks Related to Current Global Financial Conditions

Current economic conditions, including recent volatility in the capital and credit markets, could harm our business, results of operations and financial condition. The United States is continuing to experience the effects of an economic recession, during which the capital and credit markets experienced extreme volatility and disruption. The current economic environment has been affected by dramatic declines in the stock and housing markets, increases in foreclosures, unemployment and living costs as well as limited access to credit. This economic situation has impacted and is expected to continue to impact consumer spending levels. The continued slowness of the recovery could impact the availability and cost of financing for our home-buyers. Additionally, the selling prices of homes that we market may be pressured due to competition from excess inventories of new and pre-owned homes and from foreclosures. This may negatively affect our operations and result in lower sales, occupancy, income and cash flows.

We may not be able to obtain adequate cash to fund our business. Our business requires access to adequate cash to finance our operations, distributions, capital expenditures, debt service obligations, development and redevelopment costs and property acquisition costs, if any. We expect to generate the cash to be used for these purposes primarily with operating cash flow, borrowings under secured and unsecured loans, proceeds from sales of strategically identified assets and, when market conditions permit, through the issuance of debt and equity securities from time to time. We may not be able to generate sufficient cash to fund our business, particularly if we are unable to renew leases, lease vacant space or re-lease space as leases expire according to our expectations.

Moreover, difficult conditions in the financial markets and the economy generally, have caused many lenders to suffer substantial losses, thereby causing many financial institutions to seek additional capital, to merge with other institutions and, in some cases, to fail. As a result, the real estate debt markets are continuing to experience a period of uncertainty, which may reduce our access to funding alternatives, or our ability to refinance debt on favorable terms, or at all. In addition, market conditions, such as the current global economic environment, may also hinder our ability to sell strategically identified assets and access the debt and equity capital markets. If these conditions persist, we may need to find alternative ways to access cash to fund our business, including distributions to shareholders. Such alternatives may include, without limitation, curtailing development or redevelopment activity or disposing of one or more of our properties possibly on disadvantageous terms, all of which could adversely affect our profitability. If we are unable to generate, borrow or raise adequate cash to fund our business through traditional or alternative means, our business, operations, financial condition and distribution to shareholders will be adversely affected.

Real Estate Industry Risks

General economic conditions and the concentration of our properties in New Jersey, New York, Ohio, Pennsylvania and Tennessee may affect our ability to generate sufficient revenue. The market and economic conditions in our current markets may significantly affect manufactured home occupancy or rental rates. Occupancy and rental rates, in turn, may significantly affect our revenues, and if our communities do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay or refinance our debt obligations could be adversely affected. As a result of the geographic concentration of our properties in New Jersey, New York, Ohio, Pennsylvania and Tennessee, we are exposed to the risks of downturns in the local economy or other local real estate market conditions which could adversely affect occupancy rates, rental rates, and property values in these markets.

Other factors that may affect general economic conditions or local real estate conditions include:

- the national and local economic climate which may be adversely impacted by, among other factors, plant closings, and industry slowdowns;
- local real estate market conditions such as the oversupply of manufactured housing sites or a reduction in demand for manufactured housing sites in an area;
- the number of repossessed homes in a particular market;
- the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates;
- the perceptions by prospective tenants of the safety, convenience and attractiveness of our properties and the neighborhoods where they are located;
- zoning or other regulatory restrictions;
- competition from other available manufactured housing communities and alternative forms of housing (such as apartment buildings and single-family homes);
- our ability to provide adequate management, maintenance and insurance;
- increased operating costs, including insurance premiums, real estate taxes and utilities; and
- the enactment of rent control laws or laws taxing the owners of manufactured homes.

Our income would also be adversely affected if tenants were unable to pay rent or if sites were unable to be rented on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of the sites, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our business and results of operations could be adversely affected. In addition, certain expenditures associated with each property (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the property. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions.

We may be unable to compete with our larger competitors and other alternatives available to tenants or potential tenants of our properties, which may in turn adversely affect our profitability. The real estate business is highly competitive. We compete for manufactured home community investments with numerous other real estate entities, such as individuals, corporations, REITs and other enterprises engaged in real estate activities. In many cases, the competing concerns may be larger and better financed than we are, making it difficult for us to secure new manufactured home community investments. Competition among private and institutional purchasers of manufactured home community investments has resulted in increases in the purchase price paid for manufactured home communities and consequent higher fixed costs. To the extent we are unable to effectively compete in the marketplace, our business may be adversely affected.

Our ability to sell manufactured homes may be affected by various factors, which may in turn adversely affect our profitability. S&F operates in the manufactured home market offering home sales to tenants and prospective tenants of our communities. The market for the sale of manufactured homes may be adversely affected by the following factors:

- downturns in economic conditions which adversely impact the housing market;
- an oversupply of, or a reduced demand for, manufactured homes;
- the difficulty facing potential purchasers in obtaining affordable financing as a result of heightened lending criteria; and

- an increase or decrease in the rate of manufactured home repossessions which provide aggressively priced competition to new manufactured home sales.

Any of the above listed factors could adversely impact our rate of manufactured home sales, which would result in a decrease in profitability.

Costs associated with taxes and regulatory compliance may reduce our revenue. We are subject to significant regulation that inhibits our activities and may increase our costs. Local zoning and use laws, environmental statutes and other governmental requirements may restrict expansion, rehabilitation and reconstruction activities. These regulations may prevent us from taking advantage of economic opportunities. Legislation such as the Americans with Disabilities Act may require us to modify our properties at a substantial cost and noncompliance could result in the imposition of fines or an award of damages to private litigants. Future legislation may impose additional requirements. We cannot predict what requirements may be enacted or amended or what costs we will incur to comply with such requirements. Costs resulting from changes in real estate laws, income taxes, service or other taxes may adversely affect our funds from operations and our ability to pay or refinance our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect our business and results of operations.

Licensing laws and compliance could affect our profitability. We are subject to the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 ("SAFE Act"), which requires that we obtain appropriate licenses pursuant to the Nationwide Mortgage Licensing System & Registry in each state where we conduct business. There are extensive federal and state requirements mandated by the SAFE Act and there can be no assurance that we will obtain or renew our SAFE Act licenses, which could result in fees and penalties and have an adverse impact on our ability to continue with our home financing activities.

Rent control legislation may harm our ability to increase rents. State and local rent control laws in certain jurisdictions may limit our ability to increase rents and to recover increases in operating expenses and the costs of capital improvements. Currently, rent control affects only two of our manufactured home communities, both of which are in New Jersey, and has resulted in a slower growth of earnings from these properties. However, we may purchase additional properties in markets that are either subject to rent control or in which rent-limiting legislation exists or may be enacted.

Our investments are concentrated in the manufactured housing/residential sector and our business would be adversely affected by an economic downturn in that sector. Our investments in real estate assets are primarily concentrated in the manufactured housing/residential sector. This concentration may expose us to the risk of economic downturns in this sector to a greater extent than if our business activities included a more significant portion of other sectors of the real estate industry.

Environmental liabilities could affect our profitability. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous substances at, on, under or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property, to borrow using such property as collateral or to develop such property. Persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility owned or operated by another person. In addition, certain environmental laws impose liability for the management and disposal of asbestos-containing materials and for the release of such materials into the air. These laws may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials. In connection with the ownership, operation, management, and development of real properties, we may be considered an owner or operator of such properties and, therefore, are potentially liable for removal or remediation costs, and also may be liable for governmental fines and injuries to persons and property. When we arrange for the treatment or disposal of hazardous substances at landfills or other facilities owned by other persons, we may be liable for the removal or remediation costs at such facilities.

We own and operate 17 manufactured home communities which either have their own wastewater treatment facility, water distribution system, or both. At these locations, we are subject to compliance with monthly, quarterly and yearly testing for contaminants as outlined by the individual state's Department of Environmental Protection Agencies. Currently, we are not subject to radon or asbestos monitoring requirements. In addition, all of our properties have been subject to a Phase I or similar environmental audit (which involves general inspections without soil sampling or ground water analysis) completed by independent environmental consultants, which have not revealed any significant environmental liability that would have a material adverse effect on our business. However, these audits cannot reflect conditions arising after the studies were completed, and no assurances can be given that existing environmental studies reveal all environmental liabilities, that any prior owner or operator of a property or neighboring owner or operator did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more properties.

Actions by our competitors may decrease or prevent increases in the occupancy and rental rates of our properties which could adversely affect our business. We compete with other owners and operators of manufactured housing community properties, some of which own properties similar to ours in the same submarkets in which our properties are located. The number of competitive manufactured housing community properties in a particular area could have a material adverse effect on our ability to lease sites and increase rents charged at our properties or at any newly acquired properties. In addition, other forms of multi-family residential properties, such as private and federally funded or assisted multi-family housing projects and single-family housing, provide housing alternatives to potential tenants of manufactured housing communities. If our competitors offer housing at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants when our tenants' leases expire. As a result, our financial condition, cash flow, cash available for distribution, and ability to satisfy our debt service obligations could be materially adversely affected.

Losses in excess of our insurance coverage or uninsured losses could adversely affect our cash flow. We generally maintain insurance policies related to our business, including casualty, general liability and other policies covering business operations, employees and assets. However, we may be required to bear all losses that are not adequately covered by insurance. In addition, there are certain losses that are not generally insured because it is not economically feasible to insure against them, including losses due to riots or acts of war. If an uninsured loss or a loss in excess of insured limits occurs with respect to one or more of our properties, then we could lose the capital we invested in the properties, as well as the anticipated profits and cash flow from the properties and, in the case of debt, which is with recourse to us, we would remain obligated for any mortgage debt or other financial obligations related to the properties. Although we believe that our insurance programs are adequate, no assurance can be given that we will not incur losses in excess of its insurance coverage, or that we will be able to obtain insurance in the future at acceptable levels and reasonable cost.

We may not be able to integrate or finance our acquisitions and our acquisitions may not perform as expected. We acquire and intend to continue to acquire manufactured housing communities on a select basis. Our acquisition activities and their success are subject to the following risks:

- we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded REITs and institutional investment funds;

- even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied;

- even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price;

- we may be unable to finance acquisitions on favorable terms;

- acquired properties may fail to perform as expected;

- acquired properties may be located in new markets where we face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

If any of the above occurred, our business and results of operations could be adversely affected.

In addition, we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were to be asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow.

We may be unable to sell properties when appropriate because real estate investments are illiquid. Real estate investments generally cannot be sold quickly and, therefore, will tend to limit our ability to vary our property portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits our ability to sell our properties. The inability to respond promptly to changes in the performance of our property portfolio could adversely affect our financial condition and ability to service debt and make distributions to our stockholders.

Financing Risks

We face risks generally associated with our debt. We finance a portion of our investments in properties and marketable securities through debt. We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. In addition, debt creates risks, including:

- rising interest rates on our variable rate debt;

- failure to repay or refinance existing debt as it matures, which may result in forced disposition of assets on disadvantageous terms;

- refinancing terms less favorable than the terms of existing debt; and

- failure to meet required payments of principal and/or interest.

We mortgage our properties, which subjects us to the risk of foreclosure in the event of non-payment. We mortgage many of our properties to secure payment of indebtedness and if we are unable to meet mortgage payments, then the property could be foreclosed upon or transferred to the mortgagee with a consequent loss of income and asset value. A foreclosure of one or more of our properties could adversely affect our financial condition, results of operations, cash flow, ability to service debt and make distributions and the market price of our preferred and common stock.

We face risks related to "balloon payments" and refinancings. Certain of our mortgages will have significant outstanding principal balances on their maturity dates, commonly known as "balloon payments." There can be no assurance that we will be able to refinance the debt on favorable terms or at all. To the extent we cannot refinance debt on favorable terms or at all, we may be forced to dispose of properties on disadvantageous terms or pay higher interest rates, either of which would have an adverse impact on our financial performance and ability to service debt and make distributions.

We face risks associated with our dependence on external sources of capital. In order to qualify as a REIT, we are required each year to distribute to our stockholders at least 90% of our REIT taxable income, and we are subject to tax on our income to the extent it is not distributed. Because of this distribution requirement, we may not be able to fund all future capital needs from cash retained from operations. As a result, to fund capital needs, we rely on third-party sources of capital, which we may not be able to obtain on favorable terms, if at all. Our access to third-party sources of capital depends upon a number of factors, including (i) general market conditions; (ii) the market's perception of our growth potential; (iii) our current and potential future earnings and cash distributions; and (iv) the market price of our preferred and common stock. Additional debt financing may substantially increase our debt-to-total capitalization ratio. Additional equity issuance may dilute the holdings of our current stockholders.

We may become more highly leveraged, resulting in increased risk of default on our obligations and an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions. We have incurred, and may continue to incur, indebtedness in furtherance of our activities. Our governing documents do not limit the amount of indebtedness we may incur. Accordingly, our Board of Directors may vote to incur additional debt and would do so, for example, if it were necessary to maintain our status as a REIT. We could therefore become more highly leveraged, resulting in an increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions to stockholders.

Covenants in our credit agreements could limit our flexibility and adversely affect our financial condition. The terms of our various credit agreements and other indebtedness require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. These covenants may limit our flexibility in our operations, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we had satisfied our payment obligations. If we were to default under credit agreements, our financial condition would be adversely affected.

We face risks associated with the financing of home sales to customers in our manufactured home communities. To produce new rental revenue and to upgrade our communities, we sell homes to customers in our communities at competitive prices and finance these home sales. We allow banks and outside finance companies the first opportunity to finance these sales. There is a risk of default in financing these sales. These loans may have higher default rates than we anticipate, and demand for consumer financing may not be as great as we anticipate or may decline. Additionally, there are many regulations pertaining to our home sales and financing activities. There are significant consumer protection laws and the regulatory framework may change in a manner which may adversely affect our operating results. The regulatory environment and associated consumer finance laws create a risk of greater liability from our home sales and financing activities and could subject us to additional litigation. We are also dependent on licenses granted by state and other regulatory authorities, which may be withdrawn or which may not be renewed and which could have an adverse impact on our ability to continue with our home sales and financing activities.

Risks Associated With Our Preferred Stock

Our ability to pay dividends on the Series A Preferred Stock is limited by the requirements of Maryland law. Our ability to pay dividends on the Series A Preferred Stock is limited by the laws of Maryland. Under Maryland General Corporation Law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus, unless the corporation's charter provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

Our Series A Preferred Stock has not been rated and is junior to our existing and future debt, and your interest could be diluted by the issuance of additional parity preferred securities and by other transactions. Our Series A Preferred Stock has not been rated by any nationally recognized statistical rating organization, which may negatively affect its market value and your ability to sell it. It is possible that one or more rating agencies might independently determine to issue such a rating or that such a rating, if issued, could adversely affect the market price of our Series A Preferred Stock. In addition, we may elect in the future to obtain a rating of our Series A Preferred Stock, which could adversely impact its market price. Ratings only reflect the views of the rating agency or agencies issuing the ratings and they could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of our Series A Preferred Stock.

The payment of amounts due on the Series A Preferred Stock will be junior to all of our existing and future debt. We may also issue additional shares of Series A Preferred Stock or additional shares of preferred stock in the future which are on a parity with (or, upon the affirmative vote or consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock, senior to) the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

As a holder of Series A Preferred Stock, your voting rights are limited. Your voting rights as a holder of Series A Preferred Stock will be limited. Our common stock is the only class carrying full voting rights. Voting rights for holders of Series A Preferred Stock exist only with respect to amendments to our charter (whether by merger, consolidation or otherwise) that materially and adversely affect the terms of the Series A Preferred Stock, the authorization or issuance of classes or series of equity securities that are senior to the Series A Preferred Stock and, if we fail to pay dividends on the Series A Preferred Stock for six or more quarterly periods (whether or not consecutive), the election of directors. You would not, however, have any voting rights if we amend, alter or repeal the provisions of our charter or the terms of the Series A Preferred Stock in connection with a merger, consolidation, transfer or conveyance of all or substantially all of our assets or otherwise, so long as the Series A Preferred Stock remains outstanding and its terms remain materially unchanged or you receive stock of the successor entity with substantially identical rights, taking into account that, upon the occurrence of an event described in this sentence, we may not be the surviving entity.

The change of control conversion feature may not adequately compensate you upon a Change of Control. The change of control conversion feature may not adequately compensate you upon a Change of Control. In addition, those features of our Series A Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of shares of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then current market price or that holders may otherwise believe is in their best interests.

Other Risks

We are dependent on key personnel. Our executive and other senior officers have a significant role in our success. Our ability to retain our management group or to attract suitable replacements should any members of the management group leave is dependent on the competitive nature of the employment market. The loss of services from key members of the management group or a limitation in their availability could adversely affect our financial condition and cash flow. Further, such a loss could be negatively perceived in the capital markets.

We may amend our business policies without your approval. Our Board of Directors determines our growth, investment, financing, capitalization, borrowing, REIT status, operations and distributions policies. Although our Board of Directors has no present intention to amend or reverse any of these policies, they may be amended or revised without notice to stockholders. Accordingly, stockholders may not have control over changes in our policies. We cannot assure you that changes in our policies will serve fully the interests of all stockholders.

The market value of our preferred and common stock could decrease based on our performance and market perception and conditions. The market value of our preferred and common stock may be based primarily upon the market's perception of our growth potential and current and future cash dividends, and may be secondarily based upon the real estate market value of our underlying assets. The market price of our preferred and common stock is influenced by their respective distributions relative to market interest rates. Rising interest rates may lead potential buyers of our stock to expect a higher distribution rate, which would adversely affect the market price of our stock. In addition, rising interest rates would result in increased expense, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

There are restrictions on the transfer of our capital stock. To maintain our qualification as a REIT under the Code, no more than 50% in value of our outstanding capital stock may be owned, actually or by attribution, by five or fewer individuals, as defined in the Code to also include certain entities, during the last half of a taxable year. Accordingly, our charter and bylaws contain provisions restricting the transfer of our capital stock.

Our earnings are dependent, in part, upon the performance of our investment portfolio. As permitted by the Code, we invest in and own securities of other real estate investment trusts. To the extent that the value of those investments declines or those investments do not provide a return, our earnings and cash flow could be adversely affected.

We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our charter and bylaws and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. These provisions include the following:

- Our charter provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing common stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our Board of Directors in control for a longer period of time than stockholders may desire.

- Our charter generally limits any holder from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding equity stock (defined as all of our classes of capital stock, except our excess stock). While this provision is intended to assure our ability to remain a qualified REIT for Federal income tax purposes, the ownership limit may also limit the opportunity for stockholders to receive a premium for their shares of common stock that might otherwise exist if an investor was attempting to assemble a block of shares in excess of 9.8% of the outstanding shares of equity stock or otherwise effect a change in control.

- The request of stockholders entitled to cast a majority or more of votes entitled to be cast at such meeting is necessary for stockholders to call a special meeting. We also require advance notice by common stockholders for the nomination of directors or proposals of business to be considered at a meeting of stockholders.

Our Board of Directors may authorize and issue securities without stockholder approval. Under our charter, the Board of Directors has the power to classify and reclassify any of our unissued shares of capital stock into shares of capital stock with such preferences, rights, powers and restrictions as the Board of Directors may determine. The authorization and issuance of a new class of capital stock could have the effect of delaying or preventing someone from taking control of us, even if a change in control were in our stockholders' best interests.

Maryland business statutes may limit the ability of a third party to acquire control of us. Maryland law provides protection for Maryland corporations against unsolicited takeovers by limiting, among other things, the duties of the directors in unsolicited takeover situations. The duties of directors of Maryland corporations do not require them to (a) accept, recommend or respond to any proposal by a person seeking to acquire control of the corporation, (b) authorize the corporation to redeem any rights under, or modify or render inapplicable, any stockholders rights plan, (c) make a determination under the Maryland Business Combination Act or the Maryland Control Share Acquisition Act, or (d) act or fail to act solely because of the effect of the act or failure to act may have on an acquisition or potential acquisition of control of the corporation or the amount or type of consideration that may be offered or paid to the stockholders in an acquisition. Maryland law also contains a statutory presumption that an act of a director of a Maryland corporation satisfies the applicable standards of conduct for directors under Maryland law.

The Maryland Business Combination Act provides that unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, certain issuances of shares of stock and other specified transactions, with an "interested stockholder" or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder became an interested stockholder, and thereafter unless specified criteria are met. An interested stockholder is generally a person owning or controlling, directly or indirectly, 10% or more of the voting power of the outstanding stock of the Maryland corporation or an affiliate or associate of the Maryland corporation that was the beneficial owner of 10% or more of the voting power of the corporation's outstanding stock during the past two years. In our charter, we have expressly elected that the Maryland Business Combination Act not govern or apply to any transaction with our affiliated company MREIC.

We cannot assure you that we will be able to pay dividends regularly. Our ability to pay dividends in the future is dependent on our ability to operate profitably and to generate cash from our operations and the operations of our subsidiaries. We cannot guarantee that we will be able to pay dividends on a regular quarterly basis in the future.

If our leases are not respected as true leases for federal income tax purposes, we would fail to qualify as a REIT. To qualify as a REIT, we must, among other things, satisfy two gross income tests, under which specified percentages of our gross income must be passive income, such as rent. For the rent paid pursuant to our leases, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. We believe that our leases will be respected as true leases for federal income tax purposes. However, there can be no assurance that the Internal Revenue Service ("IRS") will agree with this view. If the leases are not respected as true leases for federal income tax purposes, we would not be able to satisfy either of the two gross income tests applicable to REITs, and we could lose our REIT status.

Failure to make required distributions would subject us to additional tax. In order to qualify as a REIT, we must, among other requirements, distribute, each year, to our stockholders at least 90% of our taxable income, excluding net capital gains. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of:

85% of our ordinary income for that year;

95% of our capital gain net earnings for that year; and

100% of our undistributed taxable income from prior years.

To the extent we pay out in excess of 100% of our taxable income for any tax year, we may be able to carry forward such excess to subsequent years to reduce our required distributions for purposes of the 4% nondeductible excise tax in such subsequent years. We intend to pay out our income to our stockholders in a manner intended to satisfy the 90% distribution requirement. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the 90% distribution requirement and to avoid corporate income tax.

We may not have sufficient cash available from operations to pay distributions, and, therefore, distributions may be made from borrowings. The actual amount and timing of distributions will be determined by our Board of Directors in its discretion and typically will depend on the amount of cash available for distribution, which will depend on items such as current and projected cash requirements and tax considerations. As a result, we may not have sufficient cash available from operations to pay distributions as required to maintain our status as a REIT. Therefore, we may need to borrow funds to make sufficient cash distributions in order to maintain our status as a REIT, which may cause us to incur additional interest expense as a result of an increase in borrowed funds for the purpose of paying distributions.

We may be required to pay a penalty tax upon the sale of a property. The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of real estate or other property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend that we and our subsidiaries will hold the interests in the real estate for investment with a view to long-term appreciation, engage in the business of acquiring and owning real estate, and make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of such sales are prohibited transactions.

We may be adversely affected if we fail to qualify as a REIT. If we fail to qualify as a REIT, we will not be allowed to deduct distributions to stockholders in computing our taxable income and will be subject to Federal income tax, including any applicable alternative minimum tax, at regular corporate rates. In addition, we might be barred from qualification as a REIT for the four years following disqualification. The additional tax incurred at regular corporate rates would reduce significantly the cash flow available for distribution to stockholders and for debt service. Furthermore, we would no longer be required to make any distributions to our stockholders as a condition to REIT qualification. Any distributions to stockholders would be taxable as ordinary income to the extent of our current and accumulated earnings and profits, although such dividend distributions would be subject to a top federal tax rate of 15%

through 2012. Corporate distributees, however, may be eligible for the dividends received deduction on the distributions, subject to limitations under the Code.

To qualify as a REIT, we must comply with certain highly technical and complex requirements. We cannot be certain we have complied, and will always be able to comply, with the requirements to qualify as a REIT because there are few judicial and administrative interpretations of these provisions. In addition, facts and circumstances that may be beyond our control may affect our ability to continue to qualify as a REIT. We cannot assure you that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws significantly with respect to our qualification as a REIT or with respect to the Federal income tax consequences of qualification. We believe that we have qualified as a REIT since our inception and intend to continue to qualify as a REIT. However, we cannot assure you that we are qualified or will remain qualified.

There is a risk of changes in the tax law applicable to real estate investment trusts. Because the IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

We may be unable to comply with the strict income distribution requirements applicable to REITs. To maintain qualification as a REIT under the Code, a REIT must annually distribute to its stockholders at least 90% of its REIT taxable income, excluding the dividends paid deduction and net capital gains. This requirement limits our ability to accumulate capital. We may not have sufficient cash or other liquid assets to meet the distribution requirements. Difficulties in meeting the distribution requirements might arise due to competing demands for our funds or to timing differences between tax reporting and cash receipts and disbursements, because income may have to be reported before cash is received, because expenses may have to be paid before a deduction is allowed, because deductions may be disallowed or limited or because the IRS may make a determination that adjusts reported income. In those situations, we might be required to borrow funds or sell properties on adverse terms in order to meet the distribution requirements and interest and penalties could apply which could adversely affect our financial condition. If we fail to make a required distribution, we would cease to be taxed as a REIT.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected. In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with U.S. GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the application of the law in certain circumstances and the IRS's position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

Notwithstanding our status as a REIT, we are subject to various federal, state and local taxes on our income and property. For example, we will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains, provided; however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. We may be subject to other Federal income taxes and may also have to pay some state income or franchise taxes because not all states treat REITs in the same manner as they are treated for Federal income tax purposes.

Future terrorist attacks and military conflicts could have a material adverse effect on general economic conditions, consumer confidence and market liquidity. Among other things, it is possible that interest rates may be affected by these events. An increase in interest rates may increase our costs of borrowing, leading to a reduction in our earnings. Terrorist acts could also result in significant damages to, or loss of, our properties. Additionally, we may be unable to obtain adequate insurance coverage on acceptable economic terms for losses resulting from acts of terrorism. Our lenders may require that we carry terrorism insurance even if we do not believe this insurance is necessary or cost effective. Should an act of terrorism result in an uninsured loss or a loss in excess of insured limits, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

We are subject to risks arising from litigation. We may become involved in litigation. Litigation can be costly, and the results of litigation are often difficult to predict. We may not have adequate insurance coverage or contractual protection to cover costs and liability in the event we are sued, and to the extent we resort to litigation to enforce our rights, we may incur significant costs and ultimately be unsuccessful or unable to recover amounts we believe are owed to us. We may have little or no control of the timing of litigation, which presents challenges to our strategic planning.

Item 1B – Unresolved Staff Comments

None

Item 2 – Properties

UMH Properties, Inc. is engaged in the ownership and operation of manufactured home communities located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. As of December 31, 2011, the Company owns forty manufactured home communities containing approximately 8,900 developed sites. The following is a brief description of the properties owned by the Company. There is a long-term trend toward larger manufactured homes. Manufactured home communities designed for older manufactured homes must be modified to accommodate modern wider and longer manufactured homes. These changes may decrease the number of homes that may be accommodated in a manufactured home community. The rents collectible from the land ultimately depend on the value of the home and land. Therefore, fewer but more expensive homes can actually produce the same or greater rents. For this reason, the number of developed sites operated by the Company is subject to change, and the number of developed sites listed is always an approximate number.

Name of Community	Number of Developed Sites	Occupied at December 31, 2011	Approximate Monthly Rent Per Site at December 31, 2011
Allentown 4912 Raleigh-Millington Road Memphis, TN 38128	429	377	$397
Brookside Village 89 Valley Drive Berwick, PA 18603	171	148	$346
Brookview Village 2025 Route 9N Lot 137 Greenfield Center, NY 12833	132	107	$420
Cedarcrest 1976 North East Avenue Vineland, NJ 08360	283	276	$536
City View 20 Grandview Drive Lewistown, PA 17044	59	44	$185
Clinton Mobile Home Resort 60 N State Route 101 Tiffin, OH 44883	116	113	$315
Countryside Village 200 Early Road Columbia, TN 38401	348	176	$310
Cranberry Village 100 Treesdale Drive Cranberry Township, PA 16066	195	164	$491
Cross Keys Village 259 Brown Swiss Circle Duncansville, PA 16635	133	85	$367

Name of Community	Number of Developed Sites	Occupied at December 31, 2011	Approximate Monthly Rent Per Site at December 31, 2011
D & R Village 430 Route 146 Lot 65A Clifton Park, NY 12065	237	206	$474
Fairview Manor 2110 Mays Landing Road Millville, NJ 08332	318	312	$545
Forest Park Village 102 Holly Drive Cranberry Township, PA 16066	252	176	$437
Heather Highlands 109 Main Street Inkerman, PA 18640	404	250	$353
Highland Estates 60 Old Route 22 Kutztown, PA 19530	326	279	$491
Kinnebrook 351 State Route 17B Monticello, NY 12701	222	181	$492
Lake Sherman Village 7227 Beth Avenue, SW Navarre, OH 44662	238	133	$363
Laurel Woods 1943 St. Joseph Street Cresson, PA 16630	217	150	$317
Maple Manor 18 Williams Street Taylor, PA 18517	316	257	$309
Memphis Mobile City 3894 N. Thomas Street Memphis, TN 38127	157	-0-*	$-0-*
Moosic Heights 118 1st Street Avoca, PA 18641	153	131	$305
Oakwood Lake Village 308 Gruver Lake Tunkhannock, PA 18657	79	78	$336

* Community was closed due to an unusual flood in 2011. While, at this time, we anticipate re-opening Memphis Mobile City, we have not yet reached any final decision as to the future of this community.

Name of Community	Number of Developed Sites	Occupied at December 31, 2011	Approximate Monthly Rent Per Site at December 31, 2011
Oxford Village 2 Dolinger Drive West Grove, PA 19390	224	220	$547
Pine Ridge Village/Pine Manor 100 Oriole Drive Carlisle, PA 17013	184	129	$454
Pine Valley Estates 1283 Sugar Hollow Road Apollo, PA 15613	218	121	$338
Pleasant View Estates 6020 Fort Jenkins Lane Bloomsburg, PA 17815	110	74	$338
Port Royal Village 485 Patterson Lane Belle Vernon, PA 15012	461	250	$389
River Valley Estates 2066 Victory Road Marion, OH 43302	231	169	$322
Sandy Valley Estates 11461 State Route 800 N.E. Magnolia, OH 44643	364	233	$362
Shady Hills 1508 Dickerson Road #L1 Nashville, TN 37207	212	187	$364
Somerset Estates/Whispering Pines 1873 Husband Rd Somerset, PA 15501	250	199	$285/$375
Southwind Village 435 E. Veterans Highway Jackson, NJ 08527	250	243	$362
Spreading Oaks Village 7140-29 Selby Road Athens, OH 45701	151	121	$294
Suburban Estates 33 Maruca Drive Greensburg, PA 15601	201	185	$299

Name of Community	Number of Developed Sites	Occupied at December 31, 2011	Approximate Monthly Rent Per Site at December 31, 2011
Sunny Acres 272 Nicole Lane Somerset, PA 15501	207	205	$288
Trailmont 512 Hillcrest Road Goodlettsville, TN 37072	130	113	$424
Waterfalls Village 3450 Howard Road Lot 21 Hamburg, NY 14075	201	152	$466
Weatherly Estates 271 Weatherly Drive Lebanon, TN 37087	270	192	$390
Woodland Manor 338 County Route 11, Lot 165 West Monroe, NY 13167	149	67	$320
Woodlawn Village 265 Route 35 Eatontown, NJ 07724	157	140	$640
Wood Valley 2 West Street Caledonia, OH 43314	161	82	$310

The Company actively seeks to have older homes removed from the community and replaced by newer modern homes. During 2011, the Company sold approximately 145 newer homes into our communities. However, overall occupancy remained the same. Homes left the communities for various reasons, including demolished as obsolete. Without the effect of Memphis Mobile City, the Company's occupancy rate has remained relatively stable at 78% at December 31, 2010 and 77% at December 31, 2011. The ability of manufactured home communities to be renewed and upgraded is believed to be a positive factor.

Residents generally rent sites on a month-to-month basis. Some residents have one-year leases. Southwind Village and Woodlawn Village (both in New Jersey) are the only communities subject to local rent control laws.

In connection with the operation of its communities, the Company operates approximately 900 rental units. These are homes owned by the Company and rented to residents. The Company engages in the rental of manufactured homes primarily in areas where the communities have existing vacancies. The rental homes produce income on both the home and for the site which might otherwise be non-income producing. The Company sells the older rental homes when the opportunity arises.

The Company has approximately 1,100 additional sites in various stages of engineering/construction. Due to the difficulties involved in the approval and construction process, it is difficult to predict the number of sites which will be completed in a given year.

Significant Properties

The Company operates approximately $191,000,000 (at original cost) in manufactured home properties. These consist of 40 separate manufactured home communities and related improvements. No one community constitutes more than 10% of the total assets of the Company. Port Royal Village with 461 developed sites, Allentown with 429 developed sites, Heather Highlands with 404 developed sites, Sandy Valley Estates with 364 developed sites, Countryside Village with 348 developed sites, Highland Estates with 326 developed sites, Fairview Manor with 318 developed sites, and Maple Manor with 316 developed sites, are the larger properties.

Mortgages on Properties

The Company has mortgages on various properties. The maturity dates of these mortgages range from the year 2012 to 2022. Interest varies from fixed rates of 4.25% to 7.36% and variable rates of prime plus 1.0% to LIBOR plus 4.0%. The weighted-average interest rate on our mortgages was approximately 5.63% at December 31, 2011. The aggregate balances of these mortgages total $90,282,010 at December 31, 2011. (For additional information, see Part IV, Item 15(a) (1) (vi), Note 5 of the Notes to Consolidated Financial Statements – Loans and Mortgages Payable).

Item 3 – Legal Proceedings

Legal proceedings are incorporated herein by reference and filed as Part IV, Item 15(a)(1)(vi), Note 13 of the Notes to Consolidated Financial Statements – Commitments, Contingencies and Legal Matters.

Item 4 – Mine Safety Disclosures

Not Applicable.

PART II

Item 5 – Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's shares were listed on the NYSE Amex (symbol UMH). The per share range of high and low quotes for the Company's stock and distributions paid to shareholders for each quarter of the last two years are as follows:

	2011			2010		
	HIGH	LOW	Distribution	HIGH	LOW	Distribution
First Quarter	$10.76	$9.44	$ .18	$8.62	$7.77	$ .18
Second Quarter	10.75	9.70	.18	10.90	8.12	.18
Third Quarter	11.49	8.71	.18	11.93	9.19	.18
Fourth Quarter	10.50	8.60	.18	11.01	9.50	.18
			$0.72			$0.72

On March 2, 2012, the Company transferred the listing of its common and preferred stock to the New York Stock Exchange (NYSE) from the NYSE Amex. The Company has retained its stock tickers (NYSE: UMH) for the common shares and (NYSE: UMH Pr A) for the preferred shares.

On March 5, 2012, the closing price of the Company's stock was $10.16.

As of December 31, 2011, there were approximately 768 registered shareholders of the Company's common stock based on the number of record owners.

For the years ended December 31, 2011 and 2010, total distributions paid by the Company for common stock amounted to $10,495,037 or $0.72 per share ($.29090 taxed as ordinary income, $.08205 taxed as capital gains and $.34705 as a return of capital) and $9,216,462 or $0.72 per share ($.45866 taxed as ordinary income, $.16367 taxed as capital gains and $.09767 as a return of capital), respectively.

It is the Company's intention to continue distributing quarterly dividends. On January 18, 2012, the Board of Directors declared a cash dividend of $.18 per share to be paid on March 15, 2012 to common shareholders of record February 15, 2012. Future dividend policy will depend on the Company's earnings, capital requirements, REIT requirements, financial condition, availability and cost of bank financing and other factors considered relevant by the Board of Directors.

On May 26, 2011, the Company issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) for net proceeds of $31,854,328, after underwriting discounts of $1,054,305 and other expenses, including legal and other professional fees, of $561,367. MREIC purchased 200,000 shares of Series A Preferred Stock in the offering. Such shares were purchased by MREIC at the same price as other investors in the offering. The annual dividend of $2.0625 per share or 8.25% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on September 15, 2011.

The Series A Preferred Stock, par value $.10, has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. The Series A Preferred Stock is not redeemable prior to May 26, 2016, except pursuant to provisions relating to preservation of the Company's qualification as a real estate investment trust (REIT) or upon the occurrence of a Delisting Event or a Change of Control. On and after May 26, 2016, the Series A Preferred Stock will be redeemable at the Company's option for cash, in whole or, from time to time, in part, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed.

For the year ended December 31, 2011, total distributions paid by the Company for preferred stock amounted to $1,426,659 or $1.065625 per share ($.831188 taxed as ordinary income and $.234437 taxed as capital gains).

On January 18, 2012, the Board of Directors declared a quarterly dividend of $0.515625 per share for the period from December 1, 2011 through February 29, 2012, on the Company's 8.25% Series A Cumulative Redeemable Preferred Stock payable March 15, 2012 to preferred shareholders of record February 15, 2012. Series A preferred share dividends are cumulative and payable quarterly at an annual rate of $2.0625 per share.

Issuer Purchases of Equity Securities

On June 29, 2011, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created in June 2008 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. There have been no purchases under the repurchase program to date.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has a Stock Option and Stock Award Plan (the 2003 Plan, as amended and restated) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. See Note 6 in the Notes to the Consolidated Financial Statements for a description of the plans.

The following table summarizes information, as of December 31, 2011, relating to equity compensation plans of the Company (including individual compensation arrangements) pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance (c)
Equity Compensation Plans Approved by Security Holders	750,000	$12.03	632,188
Equity Compensation Plans not Approved by Security Holders	N/A	N/A	N/A
Total	750,000	$12.03	632,188

Comparative Stock Performance

The line graph compares the total return of the Company's common stock for the last five years to the FTSE NAREIT ALL REIT Total Return Index published by the National Association of Real Estate Investment Trusts (NAREIT) and to the S&P 500 Index for the same period. The total return reflects stock price appreciation and dividend reinvestment for all three comparative indices. The information herein has been obtained from sources believed to be reliable, but neither its accuracy nor its completeness is guaranteed.


120
100
80
60
40
20
0
Dollars
100
105
82
82
66
51
46
84
71
66
97
92
84
99
90
90
2006
2007
2008
2009
2010
2011
YEAR ENDED DECEMBER 31,
UMH PROPERTIES, INC.
FTSE NAREIT ALL REIT
S & P 500

Item 6 – Selected Financial Data

The following table sets forth selected financial and other information for the Company as of and for each of the years in the five year period ended December 31, 2011. This table should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein.

	2011	2010	2009	2008	2007
Operating Data:					
Rental and Related Income	$32,990,219	$27,877,470	$26,491,999	$25,542,745	$23,997,178
Sales of Manufactured Homes	6,323,135	6,133,494	5,527,253	9,560,912	12,672,844
Total Income	39,313,354	34,010,964	32,019,252	35,103,657	36,670,022
Community Operating Expenses	17,758,332	14,870,694	13,200,885	13,083,959	12,633,042
Loss Relating to Flood	984,701	-0-	-0-	-0-	-0-
Total Expenses	37,174,658	30,730,900	26,911,082	30,186,474	32,136,169
Interest and Dividend Income	4,503,237	4,579,668	4,584,917	4,318,512	3,357,524
Gain (Loss) on Securities Transactions, net	2,692,649	3,931,880	(1,804,146)	(2,860,804)	(1,398,377)
Interest Expense	5,744,567	5,183,296	4,455,332	4,957,437	4,171,109
Gain (Loss) on Sales of Investment Property and Equipment	28,873	(8,244)	179,607	14,661	99,318
Net Income	3,696,263	6,668,915	3,689,388	1,527,150	2,632,741
Net Income Attributable to Common Shareholders	2,039,497	6,668,915	3,689,388	1,527,150	2,632,741
Net Income Per Share					
Basic	.25	.52	.32	.14	.25
Diluted	.25	.52	.32	.14	.25
Net Income Attributable to Common Shareholders Per Share					
Basic	.14	.52	.32	.14	.25
Diluted	.14	.52	.32	.14	.25
Cash Flow Data:					
Net Cash Provided (Used) by:					
Operating Activities	$8,410,892	$6,481,751	$11,355,096	$8,267,886	$2,766,606
Investing Activities	(39,765,028)	(33,894,219)	(8,288,707)	(11,941,757)	(21,089,748)
Financing Activities	34,491,139	28,553,703	(1,329,854)	4,235,145	18,540,091
Balance Sheet Data:					
Total Assets	$223,944,536	$188,780,515	$147,971,540	$137,939,325	$136,503,463
Mortgages Payable	90,282,010	90,815,777	70,318,950	65,952,895	61,749,700
Shareholders' Equity	105,877,205	71,927,753	55,971,862	44,721,700	53,995,133
Other Information:					
Average Number of Shares Outstanding-Basic	14,506,679	12,767,904	11,412,536	10,876,840	10,535,162
Funds from Operations (1)	$7,972,962	$11,193,185	$7,834,295	$5,585,059	$6,191,659
Adjusted Funds from Operations (1)	8,957,663	11,193,185	7,834,295	5,585,059	6,191,659
Cash Dividends Per Common Share	.72	.72	.72	.79	1.00

(1) Funds from Operations (FFO) is defined as net income excluding gains (or losses) from sales of depreciable assets, plus depreciation. FFO should be considered as a supplemental measure of operating performance used by real estate investment trust (REITs). FFO excludes historical cost depreciation as an expense and may facilitate the comparison of REITs which have different cost basis. The items excluded from FFO are significant components in understanding and assessing the Company's financial performance. FFO (1) does not represent cash flow from operations as defined by generally accepted accounting principles; (2) should not be considered as an alternative to net income as a measure of operating performance or to cash flows from operating, investing and financing activities; and (3) is not an alternative to cash flow as a measure of liquidity. FFO, as calculated by the Company, may not be comparable to similarly entitled measures reported by other REITs.

The Company's FFO is calculated as follows:

	2011	2010	2009	2008	2007
Net Income	$3,696,263	$6,668,915	$3,689,388	$1,527,150	$2,632,741
Less: Preferred Dividend	(1,656,766)	-0-	-0-	-0-	-0-
Loss (Gain) on Sales of Depreciable Assets	(28,873)	8,244	62,783	(14,661)	(99,318)
Depreciation Expense	5,962,338	4,516,026	4,082,124	4,072,570	3,658,236
FFO (2)	7,972,962	11,193,185	7,834,295	5,585,059	6,191,659
Loss Relating to Flood (1)	984,701	-0-	-0-	-0-	-0-
Adjusted FFO (2)	$8,957,663	$11,193,185	$7,834,295	$5,585,059	$6,191,659

(1) Represents loss relating to flood at Memphis Mobile City.
(2) Includes gain on sale of easement of $242,390 in 2009.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Safe Harbor Statement

Statements contained in this Form 10-K, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Also, when we use any of the words "anticipate," "assume," "believe," "estimate," "expect," "intends," "plans," "seeks," "could," "may," or similar expressions, we are making forward-looking statements. These forward-looking statements are not guaranteed and are based on our current intentions and on our current expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, which could cause actual results or events to differ materially from those we anticipate or project. Such risks and uncertainties include, but are not limited to, the following:

- changes in the real estate market conditions and general economic conditions;
- the inherent risks associated with owning real estate, including local real estate market conditions, governing laws and regulations affecting manufactured housing communities and illiquidity of real estate investments;
- increased competition in the geographic areas in which we own and operate manufactured housing communities;
- our ability to continue to identify, negotiate and acquire manufactured housing communities and/or vacant land which may be developed into manufactured housing communities on terms favorable to us;
- our ability to maintain rental rates and occupancy levels;
- changes in market rates of interest;
- our ability to repay debt financing obligations;
- our ability to refinance amounts outstanding under our credit facilities at maturity on terms favorable to us;
- our ability to comply with certain debt covenants;
- our ability to integrate acquired properties and operations into existing operations;
- the availability of other debt and equity financing alternatives;

- continued ability to access the debt or equity markets;
- the loss of any member of our management team;
- our ability to maintain internal controls and processes to ensure all transactions are accounted for properly, all relevant disclosures and filings are timely made in accordance with all rules and regulations, and any potential fraud or embezzlement is thwarted or detected;
- our ability to qualify as a real estate investment trust for federal income tax purposes;
- the ability of manufactured home buyers to obtain financing;
- the level of repossessions by manufactured home lenders;
- changes in federal or state tax rules or regulations that could have adverse tax consequences;
- our ability to qualify as a real estate investment trust for federal income tax purposes; and
- those risks and uncertainties referenced under the heading "Risk Factors" contained in this Form 10-K and the Company's filings with the Securities and Exchange Commission.

You should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. The forward-looking statements contained in this Form 10-K speak only as of the date hereof and the Company expressly disclaims any obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

Overview

The following discussion and analysis of the consolidated financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and notes thereto elsewhere herein.

The Company is a self-administered, self-managed, real estate investment trust (REIT) with headquarters in Freehold, New Jersey. The Company's primary business is the ownership and operation of manufactured home communities – leasing manufactured home spaces on a month-to-month basis to private manufactured home owners. The Company also leases homes to residents and, through its taxable REIT subsidiary, UMH Sales and Finance, Inc. (S&F), sells and finances homes to residents and prospective residents of our communities. During the year ended December 31, 2011, we have purchased five manufactured home communities with three located in Tennessee for an aggregate purchase price of $13,300,000, one located in Pennsylvania for a purchase price of $750,000 and one located in Ohio with a purchase price of $3,450,000. These acquisitions added approximately 900 developed sites to our portfolio, bringing our total to forty communities containing approximately 8,900 developed sites. Our communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company also invests in debt and equity securities of other REITs.

The Company's income primarily consists of rental and related income from the operation of its manufactured home communities. Income also includes sales of manufactured homes. Total income and income from community operations has increased approximately 16% and 17%, respectively, primarily due to the acquisitions in 2010 and 2011. Sales of manufactured homes have stabilized but continue to be disappointing due to weaknesses in the overall economy. Our customers still face difficulties in selling their existing homes. Despite historically low interest rates, tight underwriting standards have kept a number of potential buyers out of the site-built market. This coupled with continued high unemployment rates, has negatively impacted our sales and our gross profit percentage.

Economic growth in the US economy has moderated and high unemployment rates have persisted. However, activity in our communities has recently increased as conventional home ownership rates continue to fall. In this environment, we are seeing increased demand for rental units and have added a net of approximately 120 rental units to selected communities. We hope to convert renters to new homeowners in the future.

The Company also holds a portfolio of securities of other REITs with a fair value of $43,298,214 at December 31, 2011. The Company invests in these securities on margin from time to time when the Company can achieve an adequate yield spread. The REIT securities portfolio provides the Company with liquidity and additional income and serves as a proxy for real estate investments. At December 31, 2011, the Company's portfolio consisted of 24% preferred stocks and 76% common stocks. The Company's weighted-average yield on the securities portfolio was approximately 7.3% at December 31, 2011. The Company realized a net gain of $2,692,649 on securities transactions in 2011 as compared to a net gain of $3,931,880 during 2010. At December 31, 2011, the Company had unrealized gains of $2,461,305 in its REIT securities portfolio. The dividends received from our securities investments continue to meet our expectations. It is our intent to hold these securities long-term.

In May 2011, Memphis Mobile City, a 157-site community in Memphis TN, experienced an unusual flood that swept the region. All residents of the community were evacuated. The community remains closed. While, at this time, we anticipate re-opening Memphis Mobile City, we have not yet reached any final decision as to the future of this community. We have recorded a loss of $984,701 for the estimated amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with this event.

In spite of challenges in the broad economy, the Company continues to strengthen its balance sheet. On May 26, 2011, we issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock for net proceeds of $31,854,328. With these proceeds, we have purchased five communities and paid down certain loans and mortgages.

We have also closed on a $9,520,000 mortgage loan, replaced a $15,000,000 variable rate mortgage with a $15,500,000 fixed rate mortgage, and have extended our $5,000,000 unsecured line of credit through August 31, 2012. In addition, we modified and extended our $10,000,000 revolving line of credit through June 30, 2014. At December 31, 2011, the Company had approximately $9 million in cash, $43 million in securities encumbered by $14 million in margin loans, $5 million available on its unsecured line of credit and $2 million available on its revolving line of credit. The Company also has facilities totaling $5.0 million to finance inventory purchases, of which $2.4 was utilized.

The Company intends to continue to increase its real estate investments. In 2010 and 2011, we have added twelve manufactured home communities to our portfolio, encompassing approximately 2,100 developed sites. In January 2012, we acquired Countryside Estates, a 90-site manufactured home community situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. We have been positioning ourselves for future growth and will continue to seek opportunistic investments in 2012. The growth of our real estate portfolio depends on the availability of suitable properties which meet the Company's investment criteria and appropriate financing. There is no guarantee that any of these opportunities will materialize or that the Company will be able to take advantage of such opportunities.

The Company believes that funds generated from operations and the DRIP, the funds available on the line of credit, together with the ability to finance and refinance its properties will provide sufficient funds to adequately meet its obligations over the next several years.

See PART I, Item 1- Business and Item 1A – Risk Factors for a more complete discussion of the economic and industry-wide factors relevant to the Company, the Company's lines of business and principal products and services, and the opportunities, challenges and risks on which the Company is focused.

Significant Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the Company's consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Significant accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of the Company's consolidated financial statements. For a detailed description of these and other accounting policies, see Note 2 in the notes to the Company's consolidated financial statements included in this Form 10-K.

Real Estate Investments

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Upon acquisition of a property, the Company applies ASC 805, Business Combinations (ASC 805) and allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by third-party appraisal of the property obtained in conjunction with the purchase. Transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions are expensed as incurred.

The Company conducted a comprehensive review of all real estate asset classes in accordance with ASC 360-10-35-21, which indicates that asset values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The process entails the analysis of property for instances where the net book value exceeds the estimated fair value. In accordance with ASC 360-10-35-17, an impairment loss shall be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The Company utilizes the experience and knowledge of its internal valuation team to derive certain assumptions used to determine an operating property's cash flow. Such assumptions include lease-up rates, rental rates, rental growth rates, and capital expenditures. The Company reviewed its operating properties in light of the requirements of ASC 360-10 and determined that, as of December 31, 2011, the undiscounted cash flows over the holding period for these properties were in excess of their carrying values and, therefore, no impairment charges were required.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. The Company individually reviews and evaluates our marketable securities for impairment on a quarterly basis or when events or circumstances that may indicate possible impairment occur. The Company considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary. On a quarterly basis, the Company makes an initial review of every individual security in its portfolio. If the security is impaired, the Company first determines our intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value. Next, the Company determines the length of time and the extent of the impairment. Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired. Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary. The Company discusses and analyzes any relevant information known about the security, such as:

a. Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.
b. Any downgrading of the security by a rating agency.
c. Whether the financial condition of the issuer has deteriorated.
d. Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.

e. Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

The Company's securities consist primarily of common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market, through private transactions or through dividend reinvestment plans. These securities are classified among three categories: Held-to-maturity, trading and available-for-sale. As of December 31, 2011 and 2010, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

Other

Estimates are used when accounting for the allowance for doubtful accounts for our rents and loans receivable, potentially excess and obsolete inventory and contingent liabilities, among others. These estimates are susceptible to change and actual results could differ from these estimates. The effects of changes in these estimates are recognized in the period they are determined.

Results of Operations

Acquisitions in 2011

On June 29, 2011, the Company acquired three manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,300,000. The purchase price also included rental homes and equipment. These three all-age communities, Countryside Village in Columbia, Tennessee, Shady Hills in Nashville, Tennessee, and Trailmont in Goodlettsville, Tennessee, total 693 developed sites situated on 209 acres. The average occupancy for these communities is approximately 73%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On October 28, 2011, the Company acquired Clinton Mobile Home Resort from an unrelated entity, for a total purchase price of $3,450,000. This 55 and older community, located in Tiffin, Ohio, has a total of 116 developed sites situated on 24 acres. The average occupancy for these communities is 98%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 14, 2011, the Company acquired City View from an unrelated entity, for a total purchase price of $750,000. This all-age community, located in Lewistown, Pennsylvania, has a total of 59 developed sites situated on 22 acres. The average occupancy for these communities is 75%. The Company used proceeds from the preferred stock offering to finance this acquisition.

Acquisitions in 2010

On June 4, 2010, the Company acquired two manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,200,000. The purchase price also included related notes receivables, rental homes and equipment. Proceeds from homes sold prior to acquisition of approximately $23,200 have been treated as a reduction in the purchase price. Sunny Acres is a 207 space community located in Somerset, PA. Suburban Estates is a 200 space community located in Greensburg, PA. The Company obtained a $7,478,250 mortgage from Sun National Bank at a fixed rate of 6.5% which matures on June 1, 2020. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 3%. The Company utilized its margin loan for the remaining purchase price.

On December 15, 2010, the Company acquired five manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $24,250,000. The purchase price also included related notes receivables, rental homes and equipment. Proceeds from homes sold prior to acquisition of approximately $147,400 have been treated as a reduction in the purchase price. These five all-age communities,

Brookside Village, Maple Manor, Moosic Heights, Oakwood Lake Village and Pleasant View Estates, total 824 developed sites situated on 215 acres. The average occupancy for these communities is approximately 86%. The Company obtained a $15,000,000 mortgage from KeyBank National Association (KeyBank), borrowed $3,000,000 on its unsecured line of credit, and took down the balance from its margin line. Interest on the KeyBank mortgage is at LIBOR plus 350 basis points. This mortgage payable is due on December 15, 2013 but may be extended for an additional year. On December 13, 2011, this mortgage was refinanced with Oritani Bank (See Note 5 in the Notes to the Consolidated Financial Statements).

2011 vs. 2010

Rental and related income increased from $27,877,470 for the year ended December 31, 2010 to $32,990,219 for the year ended December 31, 2011, or 18%. This increase was due to the acquisitions during 2010 and 2011. This was partially offset by a decrease in occupancy of 82 sites in Memphis Mobile City due to an unusual flood that swept the region. All residents of the community were evacuated. The community remains closed. While, at this time, we anticipate re-opening Memphis Mobile City, we have not yet reached any final decision as to the future of this community. In addition to the loss in rental and related income, we have recorded a loss of $984,701 for the estimated amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with this event.

The Company has been raising rental rates by approximately 2% to 6% annually at certain communities. Other communities received no increases. Occupancy, as well as the ability to increase rental rates, directly affects revenues. Without the effect of Memphis Mobile City, the Company's occupancy rate has remained relatively stable at 78% at December 31, 2010 and 77% at December 31, 2011. Some of the Company's vacant sites were the results of expansions completed before the downturn in the economy. The Company continues to evaluate further expansion at selected communities in order to increase the number of available sites, obtain efficiencies and enhance shareholder value. The Company has faced many challenges in filling vacant homesites due to the current economic environment. Despite selling approximately 145 newer homes into our communities, our occupancy rate did not change. Homes have left the communities for various reasons, including destruction through flood and removal for obsolescence.

Sales of manufactured homes increased from $6,133,494 for the year ended December 31, 2010 to $6,323,135 for the year ended December 31, 2011, or 3%. Cost of sales of manufactured homes remained stable at $5,747,963 and $5,721,977 for the years ended December 31, 2011 and 2010, respectively. Selling expenses increased from $1,718,719 for the year ended December 31, 2010 to $2,104,077 for the year ended December 31, 2011, or 22%. Loss from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $1,307,202 for the year ended December 31, 2010 to $1,528,905 for the year ended December 31, 2011. The losses on sales include selling expenses of approximately $2,100,000 for the year ended December 31, 2011. Many of these costs, such as rent, salaries, and to an extent, advertising and promotion, are fixed. Adverse conditions have continued to plague the manufactured housing industry and the broader housing market in the U.S. The turmoil in the economy and the financial markets, the inability of our customers to sell their current homes and the decline in consumer confidence have negatively impacted our sales and our gross profit percentage. New licensing laws, including the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act), has also increased costs. The gross profit percentage increased from 7% for the year ended December 31, 2010 to 9% for the year ended December 31, 2011. However, because conventional home ownership rates continue to decline, the Company is optimistic about future sales and rental prospects. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of our communities.

Community operating expenses increased from $14,870,694 for the year ended December 31, 2010 to $17,758,332 for the year ended December 31, 2011, or 19%. This increase was due to the acquisitions during 2010 and 2011.

General and administrative expenses increased from $3,245,853 for the year ended December 31, 2010 to $3,979,866 for the year ended December 31, 2011, or 23%. This was primarily due to an increase in personnel costs, including bonuses and restricted stock costs.

Loss relating to flood of $984,701 represents the estimated amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with the unusual flood that occurred at Memphis

Mobile City, a 157-site community in Memphis TN. All residents of the community were evacuated. The community remains closed. While, at this time, we anticipate re-opening Memphis Mobile City, we have not yet reached any final decision as to the future of this community.

Acquisition costs relating to the transaction and due diligence costs associated with the acquisitions of five communities amounted to $260,463 for the year ended December 31, 2011. These costs would have previously been capitalized.

Depreciation expense increased from $4,516,026 for the year ended December 31, 2010 to $5,962,338 for the year ended December 31, 2011, or 32%. This was primarily due to the acquisitions during 2010 and 2011.

Amortization of financing costs increased from $210,054 for the year ended December 31, 2010 to $376,918 for the year ended December 31, 2011, or 79%. This was primarily due to the refinancing of the mortgage on five manufactured home communities located in Pennsylvania.

Interest and dividend income remained relatively stable for the year ended December 31, 2011 as compared to the year ended December 31, 2010. The Company's weighted-average yield on the securities portfolio was approximately 7% at both December 31, 2011 and 2010. The Company's average yield on notes receivable was approximately 10% at both December 31, 2011 and 2010.

Gain on securities transactions, net consists of the following:

	2011	2010
Gross realized gains	$2,692,649	$3,970,927
Gross realized losses	-0-	(39,047)
Total Gain on Securities Transactions, net	$2,692,649	$3,931,880

During 2011 and 2010, the Company recognized a gain on securities transactions of $2,692,649 and $3,931,880, respectively. The Company also had an accumulated unrealized gain on its securities portfolio of $2,461,305 as of December 31, 2011.

Interest expense increased from $5,183,296 for the year ended December 31, 2010 to $5,744,567 for the year ended December 31, 2011, or 11%. This was primarily as a result of an increase in the average balance of mortgages and loans payable. The average balance of our mortgages and loans payable amounted to approximately $114,000,000 and $101,000,000 in 2011 and 2010, respectively. Interest capitalized on construction in progress amounted to $294,150 and $309,111 for 2011 and 2010, respectively.

Net income decreased from $6,668,915 for the year ended December 31, 2010 to $3,696,263 for the year ended December 31, 2011, or 45%. This was primarily due to a decrease in gain on securities transactions and the loss recorded for the flood at Memphis Mobile City.

2010 vs. 2009

Rental and related income increased from $26,491,999 for the year ended December 31, 2009 to $27,877,470 for the year ended December 31, 2010, or 5%. Approximately 60% of this increase was due to the acquisition of the seven communities during 2010, and the remainder was due to rental increases to residents. This was partially offset by a decrease in occupancy of 70 sites in one of our communities in Memphis, TN due to a severe flood that swept the region. The Company has been raising rental rates by approximately 3% to 6% annually.

Occupancy, as well as the ability to increase rental rates, directly affects revenues. The Company's occupancy rate has remained relatively stable at 78% from December 2009 through December 2010. Some of the Company's vacant sites were the results of expansions completed during 2008. The Company continues to evaluate further expansion at selected communities in order to increase the number of available sites, obtain efficiencies and enhance shareholder value. The Company has faced many challenges in filling vacant homesites due to the current economic environment. Despite selling approximately 130 newer homes into our communities, our occupancy rate did not change. Homes have left the communities for various reasons, including destruction through flood and removal for obsolescence. Historically low interest rates have continued to make site-built housing more accessible.

Sales of manufactured homes increased from $5,527,253 for the year ended December 31, 2009 to $6,133,494 for the year ended December 31, 2010, or 11%. Cost of sales of manufactured homes increased from $5,060,631 for the year ended December 31, 2009 to $5,721,977 for the year ended December 31, 2010, or 13%. Selling expenses increased from $1,198,921 for the year ended December 31, 2009 to $1,718,719 for the year ended December 31, 2010, or 43%. Loss from the sales operations (defined as sales of manufactured homes less cost of sales of manufactured homes less selling expenses) increased from $732,299 for the year ended December 31, 2009 to $1,307,202 for the year ended December 31, 2010. The losses on sales include selling expenses of approximately $1,700,000 for the year ended December 31, 2010. Many of these costs, such as rent, salaries, and to an extent, advertising and promotion, are fixed. Adverse conditions have continued to plague the manufactured housing industry and the broader housing market in the U.S. The turmoil in the economy and the financial markets, the inability of our customers to sell their current homes and the decline in consumer confidence have negatively impacted our sales and our gross profit percentage. New licensing laws, including the Secure and Fair Enforcement for Mortgage Licensing Act of 2008 (SAFE Act), has also increased costs. The gross profit percentage decreased from 8% for the year ended December 31, 2009 to 7% for the year ended December 31, 2010. However, because conventional home ownership rates continue to decline, the Company is optimistic about future sales and rental prospects. We have adjusted our inventory accordingly. The Company believes that sales of new homes produces new rental revenue and is an investment in the upgrading of our communities.

Community operating expenses increased from $13,200,885 for the year ended December 31, 2009 to $14,870,694 for the year ended December 31, 2010, or 13%. Approximately 15% of this increase was due to the acquisition of the seven communities during 2010. The remainder was primarily due to an increase in repairs and maintenance due to the severe winter and spring and an increase in personnel. Additionally, we incurred approximately $176,000 of flood-related costs (cleanup costs, legal fees, public relations, etc.).

General and administrative expenses increased from $3,115,501 for the year ended December 31, 2009 to $3,245,853 for the year ended December 31, 2010, or 4%. This was primarily due to an increase in personnel costs.

Acquisition costs relating to the transaction and due diligence costs associated with the acquisitions of seven communities amounted to $447,577 for the year ended December 31, 2010. These costs would have previously been capitalized.

Depreciation expense increased from $4,082,124 for the year ended December 31, 2009 to $4,516,026 for the year ended December 31, 2010, or 11%. This was primarily due to the acquisition of the two communities in June 2010.

Amortization of financing costs remained relatively stable for the year ended December 31, 2010 as compared to the year ended December 31, 2009.

Interest and dividend income remained relatively stable for the year ended December 31, 2010 as compared to the year ended December 31, 2009. The average balance of securities at December 31, 2010 and 2009 was $30,290,877 and $26,699,675. The average balance of notes receivable at December 31, 2010 and 2009 was $20,954,689 and $21,978,130, respectively. The Company's weighted-average yield on the securities portfolio was approximately 7% and 8% at December 31, 2010 and 2009, respectively. The Company's average yield on notes receivable was approximately 10% at both December 31, 2010 and 2009.

Gain (loss) on securities transactions, net consists of the following:

	2010	2009
Gross realized gains	$3,970,927	$ 706,833
Gross realized losses	(39,047)	(602,181)
Impairment loss	-0-	(1,908,798)
Total Gain (Loss) on Securities Transactions, net	$3,931,880	($1,804,146)

During 2010, the Company recognized a gain on securities transactions of $3,931,880. The market for REIT securities had significantly improved and the Company took advantage of this. The Company also had an accumulated unrealized gain on its securities portfolio of $6,450,381 as of December 31, 2010. During 2009, the Company recognized a loss of $1,804,146, primarily due to write-downs to the carrying value of securities available for sale which were considered other than temporarily impaired.

Interest expense increased from $4,455,332 for the year ended December 31, 2009 to $5,183,296 for the year ended December 31, 2010, or 16%. This was primarily as a result of an increase in the average balance of mortgages and loans payable, partially offset by the change in fair value of the Company's interest rate swaps in 2009. The average balance of our mortgages and loans payable amounted to approximately $101,000,000 and $89,000,000 in 2010 and 2009, respectively. The change in fair value of the Company's interest rate swaps decreased interest expense by approximately $391,000 in 2009. Interest capitalized on construction in progress amounted to $309,111 and $273,231 for 2010 and 2009, respectively.

Gain (loss) on sale of investment property and equipment decreased from a gain of $179,607 for the year ended December 31, 2009 to a loss of $8,244 for the year ended December 31, 2010. This was primarily as a result of the sale of an easement in 2009.

Net income increased from $3,689,388 for the year ended December 31, 2009 to $6,668,915 for the year ended December 31, 2010, or 81%. This was primarily due to the gain on securities transactions.

Off-Balance Sheet Arrangements and Contractual Obligations

The Company has not executed any off-balance sheet arrangements.

The following is a summary of the Company's contractual obligations as of December 31, 2011:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgages Payable	$90,282,010	$8,899,127	$11,366,087	$4,448,120	$65,568,676
Operating Lease Obligations	553,600	163,200	334,400	56,000	-0-
Purchase of Property	2,100,000	2,100,000	-0-	-0-	-0-
Retirement Benefits	550,000	50,000	50,000	-0-	450,000
Total	$93,485,610	$11,212,327	$11,750,487	$4,504,120	$66,018,676

Mortgages payable represents the principal amounts outstanding based on scheduled payments. The interest rates on these mortgages vary from fixed rates ranging from 4.25% to 7.36% and variable rates of prime plus 1.0% to LIBOR plus 4.0%. The weighted-average interest rate was approximately 5.63% at December 31, 2011. The above table does not include the Company's obligation under short-term borrowings including its loans and lines of credit as described in Note 5 of the Notes to Consolidated Financial Statements.

Operating lease obligations represent a lease, with a related party, for the Company's corporate offices. On May 1, 2010, the Company renewed this lease for an additional five-year term with monthly lease payments of $13,600 through April 30, 2013 and $14,000 through April 30, 2015. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Approximately 70% of the monthly lease payment plus its proportionate share of real estate taxes and common area maintenance is reimbursed by MREIC.

Purchase of Property represents the purchase of Countryside Estates in Muncie, Indiana. This acquisition was completed on January 12, 2012 (See Note 16 of the Notes to Consolidated Financial Statements).

Retirement benefits represent the total future amount to be paid, on an undiscounted basis, relating to an executive officer. These benefits are based upon specific employment agreements. The agreements do not require the Company to separately fund the obligation and therefore will be paid from the general assets of the Company. The Company has accrued these benefits on a present value basis over the terms of the agreements (See Note 8 of the Notes to Consolidated Financial Statements).

Liquidity and Capital Resources

The Company operates as a real estate investment trust deriving its income primarily from real estate rental operations. The Company's shareholders' equity increased from $71,927,753 as of December 31, 2010 to $105,877,205 as of December 31, 2011, primarily due to the issuance of 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock for net proceeds of $31,854,328, issuance of 1,467,214 shares of common stock through the dividend reinvestment and stock purchase plan (DRIP). These increases were partially offset by distributions to our common and preferred shareholders totaling $11,921,696 and a decrease in the unrealized gain on available for sale securities of $3,989,076. See further discussion below.

The Company's principal liquidity demands have historically been, and are expected to continue to be, distribution requirements, acquisitions, capital improvements, development and expansions of properties, debt service, purchases of manufactured home inventory, investment in debt and equity securities of other REITs, financing of manufactured home sales and payments of expenses relating to real estate operations. The Company's ability to generate cash adequate to meet these demands is dependent primarily on income from its real estate investments and securities portfolio, the sale of real estate investments and securities, refinancing of mortgage debt, leveraging of real estate investments, availability of bank borrowings, proceeds from the DRIP, and access to the capital markets.

The Company intends to operate its existing properties from the cash flows generated by the properties. However, the Company's expenses are affected by various factors, including inflation. Increases in operating expenses raise the breakeven point for a property and, to the extent that they cannot be passed on through higher rents, reduce the amount of available cash flow which can adversely affect the market value of the property.

The current global economic situation and turbulence in the capital markets may impact management's ability to grow by acquiring additional properties or REIT securities. Current economic indicators show the U.S. economy to be slowly emerging from a deep and protracted recession. Whether this return to economic growth is sustainable remains to be seen especially in light of the end of the massive government stimulus programs. However, the affordability of our homes and the slow-down in site-built homes should enable the Company to perform well despite the weak economy.

On May 26, 2011, the Company issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) for net proceeds of $31,854,328. With these proceeds, we have purchased five communities and paid down certain loans and mortgages.

As of December 31, 2011, the Company had $8,798,023 of cash and cash equivalents, securities available for sale of $43,298,214 subject to margin loans totaling $13,662,267 and $5,000,000 available on its unsecured line of credit. The margin loans are due on demand and require a coverage ratio of approximately 2 times. The Company also has a $10,000,000 revolving line of credit for the financing of homes, of which $7,920,199 was utilized at December 31, 2011. The Company also has revolving credit facilities totaling $5,000,000 to finance inventory purchases, of which $2,367,366 was utilized at December 31, 2011. At December 31, 2011, the Company owns forty communities of which twenty are unencumbered. These marketable securities, non-mortgaged properties, and lines of credit provide the Company with additional liquidity. The Company has been raising equity capital through its DRIP and through issuance of preferred stock. The Company believes that funds generated from operations, the DRIP and capital market, the funds available on the lines of credit, together with the ability to finance and refinance its properties will provide sufficient funds to adequately meet its obligations over the next several years.

The Company's focus is on real estate investments. The Company has historically financed purchases of real estate primarily through mortgages. During 2011, total investment property and equipment increased 13% or $23,196,916. The Company made acquisitions of five manufactured home communities totaling approximately 900 developed sites at an aggregate purchase price of approximately $17,500,000, which were funded primarily from proceeds from the preferred stock offering. The Company plans to continue to acquire additional properties. The funds for these acquisitions may come from bank borrowings and proceeds from the DRIP or private placements or public offerings of common or preferred stock. To the extent that funds or appropriate properties are not available, fewer acquisitions will be made.

The Company also invests in debt and equity securities of other REITs for liquidity and additional income. The securities portfolio increased 51% or $14,540,737 primarily due to purchases of $21,100,859, partially offset by sales of securities with a cost of $2,571,046 and a decrease in the unrealized gain of $3,989,076. The Company from time to time may purchase these securities on margin when there is an adequate yield spread. At December 31, 2011, $13,662,267 was outstanding on the margin loan. At December 31, 2011, the market value of these securities was $43,298,214. The Company has an investment in one REIT security which is at a loss of approximately $900,000 or 38% as of December 31, 2011. The Company has determined that this security was temporarily impaired as of December 31, 2011. Management is continuing to monitor this security for other than temporary impairment under its policy. If the fair value of this security continues to decline or the security is downgraded, then the Company may have to record an impairment loss related to this security in future periods.

Net cash provided by operating activities amounted to $8,410,892, $6,481,751 and $11,355,096 for the years ended December 31, 2011, 2010 and 2009, respectively. These fluctuations were primarily due to the large increase in inventory of manufactured homes in 2010.

Net cash used by investing activities amounted to $39,765,028, $33,894,219 and $8,288,707 for the years ended December 31, 2011, 2010 and 2009, respectively. These fluctuations were primarily due to securities transactions and the purchases of manufactured home communities.

Net cash provided (used) by financing activities amounted to $34,491,139, $28,553,703 and ($1,329,854) for the years ended December 31, 2011, 2010 and 2009, respectively. The increase in 2011 as compared to 2010 was primarily due to proceeds from the issuance of preferred stock offset by the principal payments of mortgages and loans. The increase in 2010 as compared to 2009 was primarily due to the new mortgages on the acquisitions of the seven communities made in 2010, an increase in short-term borrowings and an increase in proceeds from the issuance of common stock.

On March 28, 2011, the Company obtained a $9,520,000 mortgage on Cedarcrest Village from Oritani Bank. On December 13, 2011, the Company obtained a new $15,500,000 mortgage loan from Oritani Bank, to refinance the KeyBank mortgage. On February 2, 2012, the Company obtained an $11,400,000 mortgage on Allentown and Clinton Mobile Home Resort from Bank of America, N.A.

Cash flow was primarily used for purchases of manufactured home communities, capital improvements, payment of dividends, purchases of securities available for sale, purchase of inventory of manufactured homes, loans to customers for the sales of manufactured homes, and expansion of existing communities. The Company meets maturing mortgage obligations by using a combination of cash flow and refinancing. The dividend payments were primarily made from cash flow from operations.

The Company has two mortgages totaling approximately $6.7 million that are due in 2012. One mortgage with a balance of approximately $4.7 million was repaid in February 2012. Management intends and has the ability to refinance or repay the remaining $2 million mortgage.

The Company owns approximately 940 rental homes. During 2011, rental homes increased by $3,502,015. The Company added approximately 120 net rental homes to selected communities to fill demand. The Company tries to sell these rental homes to existing residents. The Company estimates that in 2012 it will purchase approximately 100 manufactured homes to replace these older homes for a total cost of approximately $3,000,000. Management believes that these manufactured homes will each generate approximately $300 per month in rental income in addition to lot rent.

Capital improvements include amounts needed to meet environmental and regulatory requirements in connection with the manufactured home communities that provide water or sewer service. Excluding expansions and rental home purchases, the Company is budgeting approximately $3,300,000, including approximately $1,600,000 of improvements relating to Memphis Mobile City (See Note 11 in the Notes to the Consolidated Financial Statements) in capital improvements for 2012.

The Company's only significant commitments and contractual obligations relate to its mortgages payable, retirement benefits, purchase of property, and the lease on its corporate offices as described in Note 8 to the Consolidated Financial Statements.

On January 12, 2012, the Company acquired Countryside Estates, a 90-site manufactured home community situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000.

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP), in which participants can purchase stock from the Company at a price of approximately 95% of market. During 2011, amounts received, including dividends reinvested of $1,628,507, amounted to $13,938,991. During 2011, the Company paid to common shareholders $10,495,037, including dividends reinvested. It is anticipated, although no assurances can be given, that the level of participation in the DRIP in 2012 will be comparable to 2011. In addition, the Company also paid $1,426,659 in preferred dividends.

The Company has undeveloped land which it could develop over the next several years. The Company continues to analyze the highest and best use of its vacant land.

As of December 31, 2011, the Company had total assets of $223,944,536 and total liabilities of $118,067,331. The Company believes that it has the ability to meet its obligations and to generate funds for new investments.

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505) – Accounting for Distributions to Shareholders with Components of Stock and Cash. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the amount of cash that all shareholders can elect to receive is considered a share issuance. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU 2010-01 did not have any impact on our financial position, results of operations or cash flows since UMH distributed only cash dividends.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. The adoption of ASU 2010-06 did not have a material impact on our financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC Topic 310, "Receivables," which will require significant new disclosures about the allowance for credit losses and the credit quality of an entity's financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of financing receivables by disclosing an evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The new and amended disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on our financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU 2010-29 addresses the diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 will not have a material impact on our financial position, results of operations or cash flows.

Item 7A – Quantitative and Qualitative Disclosures about Market Risk

The Company's principal market risk exposure is interest rate risk. The Company mitigates this risk by maintaining prudent amounts of leverage, minimizing capital costs and interest expense while continuously evaluating all available debt and equity resources and following established risk management policies and procedures. To achieve its objectives, the Company borrows primarily at fixed rates.

The following table sets forth information as of December 31, 2011, concerning the Company's long-term debt obligations, including principal cash flow by scheduled maturity, weighted average interest rates and estimated fair value.

	Fixed Rate Carrying Value	Weighted Average Fixed Interest Rate	Variable Rate Carrying Value	Total Long-Term Debt
2012	$ 4,744,677	7.36%	$ 2,031,946	$ 6,776,623
2013	7,670,858	5.61%	-0-	7,670,858
2014	-0-	-0-	-0-	-0-
2015	-0-	-0-	-0-	-0-
2016	-0-	-0-	-0-	-0-
Thereafter	73,986,971	5.60%	1,847,558	75,834,529
Total	$86,402,506	5.70%	$3,879,504	$90,282,010
Estimated Fair Value	$89,368,581		$3,879,504	$93,248,085

The Company's variable rate long-term debt consists of two mortgage loans with a total balance of $3,879,504 as of December 31, 2011. Interest rates on these mortgages range from prime plus 1.0% to LIBOR plus 4.0%. If prime or LIBOR increased or decreased by 1%, the Company believes its interest expense would have increased or decreased by approximately $39,000, based on the balance of variable rate long-term debt outstanding at December 31, 2011.

The Company also has approximately $24,000,000 in variable rate debt due on demand. This debt primarily consists of $13,700,000 margin loans secured by marketable securities, $2,400,000 outstanding on our inventory financing line, $7,900,000 outstanding on our revolving line of credit to finance home sales. The interest rates on these loans range from 2% to 6.45% at December 31, 2011. The carrying value of the Company's variable rate debt approximates fair value at December 31, 2011. The value of marketable securities was $43,298,214 as of December 31, 2011.

The Company invests in both debt and equity securities of other REITs and is primarily exposed to market price risk from adverse changes in market rates and conditions. All securities are classified as available for sale and are carried at fair value.

Item 8 – Financial Statements and Supplementary Data

The financial statements and supplementary data listed in Part IV, Item 15(a)(1) are incorporated herein by reference and filed as part of this report.

The following is the Unaudited Selected Quarterly Financial Data:

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2011	March 31	June 30	September 30	December 31
Total Income	$9,016,454	$9,605,680	$9,664,577	$11,026,643
Total Expenses (2)	8,043,413	8,968,945	9,168,822	10,993,478
Other Income (Expense)	1,143,259	(418,259)	293,836	509,858
Net Income	2,124,864	235,976	792,877	542,546
Net Income (Loss) Attributable to Common Shareholders	2,124,864	(40,152)	102,558	(147,773)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.15	-0-	-0-	(.01)
Diluted	.15	-0-	-0-	(.01)

2010	March 31	June 30	September 30	December 31
Total Income	$8,161,272	$7,862,640	$8,470,339	$9,516,713
Total Expenses	7,143,948	7,136,585	7,674,868	8,775,499
Other Income (Expense)	852,569	755,493	407,877	1,381,156
Net Income	1,884,998	1,472,638	1,197,304	2,113,975
Net Income Attributable to Common Shareholders	1,884,998	1,472,638	1,197,304	2,113,975
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.15	.12	.09	.16
Diluted	.15	.12	.09	.16

(1) Fluctuations are primarily due to Gain (Loss) on Securities Transactions, net.
(2) Includes loss relating to unusual flood at Memphis Mobile City.

Item 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in, or any disagreements with, the Company's independent registered public accounting firm on accounting principles and practices or financial disclosure during the years ended December 31, 2011 and 2010.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures

The Company maintains controls and procedures designed to ensure that it is able to collect the information that is required to be disclosed in the reports it files with the SEC, and to process, summarize and disclose this information within the time period specified by the rules of the SEC. The Company's Chief Executive Officer and the Chief Financial Officer are responsible for establishing, maintaining and enhancing these controls and procedures. Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2011, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance regarding the reliability of financial statement preparation and presentation.

Management assessed the Company's internal control over financial reporting as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011.

PKF O'Connor Davies, A Division of O'Connor Davies, LLP (PKF O'Connor Davies), the Company's independent registered public accounting firm, has issued their report on their audit of the Company's internal control over financial reporting, a copy of which is included herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
UMH Properties, Inc.

We have audited UMH Properties, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). UMH Properties, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based upon the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, (3) receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, UMH Properties, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UMH Properties, Inc. as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity and cash flows for each of the three years ended December 31, 2011 and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies,
A Division of O'Connor Davies, LLP

New York, New York
March 15, 2012

(c) Changes in Internal Control over Financial Reporting

There have been no changes to internal control over financial reporting during the Company's fourth fiscal quarter.

Item 9B – Other Information

None.

PART III

Item 10 – Directors, Executive Officers and Corporate Governance

The Company will file its definitive Proxy Statement for its 2012 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the captions "ELECTION OF DIRECTORS" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

The following are the Directors and Executive Officers of the Company as of December 31, 2011.

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
Jeffrey A. Carus	48	**Independent Director.** Principal of Advalurem Group (2012), Founder and Managing Partner of JAC Partners, LLC (2009 to present) and Founder and Managing Member of JAC Management, LLC (1998 to present).	2011
Anna T. Chew	53	Vice President and Chief Financial Officer (1995 to present), Controller (1991 to 1995) and Director. Certified Public Accountant; Treasurer (2010 to present), Chief Financial Officer (1991 to 2010) and Director (1993 to 2004, and 2007 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	1995
Eugene W. Landy	78	Chairman of the Board (1995 to present), President (1969 to 1995) and Director. Attorney at Law; President, Chief Executive Officer and Director (1968 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	1969
Michael P. Landy	49	Executive Vice President (2010 to present), Vice President – Investments (2001 to 2010) and Director. Chairman of the Executive Committee and Executive Vice President (2010 to present), Executive Vice President – Investments (2006 to 2010), Vice President – Investments (2001 to 2006), Director (2007 to 2011), and Chief Operating Officer (2011 to present) of Monmouth Real Estate Investment Corporation, an affiliated company; President (1998 to 2001) of Siam Records, LLC; Chief Engineer and Technical Director (1987 to 1998) of GRP Recording Company.	2011
Samuel A. Landy	51	President and Chief Executive Officer (1995 to present), Vice President (1991-1995) and Director. Attorney at Law; Director (1989 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	1992
Stuart D. Levy	42	**Independent Director.** Vice President in the Real Estate Finance Group at Helaba-Landesbank Hessen-Thuringen (2006 to present).	2011

Name	Age	Present Position with the Company; Business Experience During Past Five Years; Other Directorships	Director Since
James E. Mitchell	71	**Independent Director.** Attorney at Law; General Partner, Mitchell Partners, L.P. (1979 to present); President, Mitchell Capital Management, Inc. (1987 to present).	2001
Richard H. Molke	85	**Independent Director.** General Partner of Molke Family Limited Partnership (1994 to present).	1986
Allison Nagelberg	47	General Counsel (2000 to present). Attorney at Law (1989 to present); General Counsel (2000 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	N/A
Eugene Rothenberg	79	**Independent Director.** Retired physician; Director (2007 to present) of Monmouth Real Estate Investment Corporation, an affiliated company.	1977
Stephen B. Wolgin	57	**Independent Director**. Managing Director of U.S. Real Estate Advisors, Inc. (2000 to present), a real estate advisory services group based in New York; Partner with the Logan Equity Distressed Fund (2007-present); Director (2003 to present) of Monmouth Real Estate Investment Corporation, an affiliated company; prior affiliations with J.P. Morgan, Odyssey Associates, The Prudential Realty Group, Standard & Poor's Corporation, and Grubb and Ellis.	2007

Family Relationships

There are no family relationships between any of the Directors or executive officers, except that Samuel A. Landy and Michael P. Landy are the sons of Eugene W. Landy, the Chairman of the Board and a Director of the Company.

Audit Committee

The Company has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act (15 U.S.C. 78c(a)(58)(A)). The members of the audit committee are Stephen B. Wolgin (Chairman), James E. Mitchell, Richard H. Molke and Eugene Rothenberg. The Company's Board of Directors has determined that Stephen B. Wolgin and James E. Mitchell are financial experts and are independent. The audit committee operates under the Audit Committee Charter which can be found at the Company's website at www.umh.com. In addition, the Audit Committee Charter was filed with the Securities Exchange Commission on May 8, 2009 with the Company's 2009 Definitive Proxy Statement (DEF 14A). The charter is reviewed annually for adequacy.

Delinquent Filers

There have been no delinquent filers pursuant to Item 405 of regulation S-K, to the best of management's knowledge.

Code of Ethics

The Company has adopted the Code of Business Conduct and Ethics applicable to its Chief Executive Officer and Chief Financial Officer (the Code of Ethics). The Code of Ethics can be found at the Company's website at www.umh.com. In addition, the Code of Ethics was filed with the Securities Exchange Commission on March 11, 2004 with the Company's December 31, 2003 Form 10-K. The Code of Ethics is also available in print to any person without charge who requests a copy by writing or telephoning us at the following address and telephone number: UMH Properties, Inc., Attention: Stockholder Relations, 3499 Route 9 North, Suite 3-C, Juniper Business Plaza, Freehold, New Jersey 07728, (732) 577-9997. The Company will satisfy any disclosure requirements under Item 5.05 of Form 8-K regarding a waiver from any provision of the Code of Ethics for principal officers or directors by disclosing the nature of such amendment of waiver on our website.

Item 11 – Executive Compensation

The Company will file its definitive Proxy Statement for its 2012 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS", "EXECUTIVE COMPENSATION" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

Compensation Discussion and Analysis

Overview of Compensation Program

The Compensation Committee (for purposes of this analysis, the "Committee") of the Board has been appointed to discharge the Board's responsibilities relating to the compensation of the Company's executive officers. The Committee has the overall responsibility for approving and evaluating the executive officer compensation plans, policies and programs of the Company. The Committee's primary objectives include serving as an independent and objective party to review such compensation plans, policies and programs. Our Compensation Committee does not operate under a written charter.

Throughout this report, the individuals who served as the Company's chief executive officer and chief financial officer during fiscal 2011, as well as the other individuals included in the Summary Compensation Table presented below in Item 11 of this report, are sometimes referred to in this report as the "named executive officers."

Compensation Philosophy and Objectives

The Compensation Committee believes that a well-designed compensation program should align the goals of the shareholders with the goals of the chief executive officer, and that a significant part of the executive's compensation, over the long term, should be dependent upon the value created for shareholders. In addition, all executives should be held accountable through their compensation for the performance of the Company, and compensation levels should also reflect the executive's individual performance in an effort to encourage increased individual contributions to the Company's performance. The compensation philosophy, as reflected in the Company's employment agreements with its executives, is designed to motivate executives to focus on operating results and create long-term shareholder value by:

- establishing a plan that attracts, retains and motivates executives through compensation that is competitive with a peer group of other publicly-traded real estate investment trusts, or REITs;

- linking a portion of executives' compensation to the achievement of the Company's business plan by using measurements of the Company's operating results and shareholder return; and

- building a pay-for-performance system that encourages and rewards successful initiatives within a team environment.

The Compensation Committee believes that each of the above factors is important when determining compensation levels for named executive officers. The Committee reviews and approves the employment contracts for the Chairman of the Board and President, including performance goals and objectives. The Committee annually evaluates performance of these executive officers in light of those goals and objectives. The Committee considers the Company's performance, relative stockholder return, the total compensation provided to comparable officers at similarly-situated companies, and compensation given to named executive officers in prior years. The Committee uses the Residential Sector of the Real Estate Compensation Survey (the survey), produced under the guidance of the National Association of Real Estate Investment Trusts (NAREIT), as a guide to setting compensation levels. Participant company data is not presented in a manner that specifically identifies any named individual or company. This survey details compensation by position type with statistical salary and bonus information for each position. The Company's salary and bonus amounts are compared to the ranges presented for reasonableness. To that end, the Committee believes executive compensation packages provided by the Company to its executive officers should include both base salaries and annual bonus awards that reward corporate and individual performance, as well as give incentives to those executives who meet or exceed established goals.

Role of Executive Officers in Compensation Decisions

The Committee makes all final compensation decisions for the Company's executive officers. The President annually reviews the performance of the chief financial officer and then presents his conclusions and recommendations to the Committee with respect to base salary adjustments and annual cash bonus and stock option and restricted stock awards. The Committee exercises its own discretion in modifying any recommended adjustments or awards, but does consider the recommendations from the President.

Role of Grants of Stock Options and Restricted Stock in Compensation Analysis

The Committee views the grant of stock options and restricted stock awards as a form of long-term compensation. The Committee believes that such grants promote the Company's goal of retaining key employees, and aligns the key employee's interests with those of the Company's shareholders from a long-term perspective. The number of options or shares of restricted stock granted to each employee is determined by consideration of various factors including, but not limited to, the employee's title, responsibilities and years of service.

Role of Employment Agreements in Determining Executive Compensation

Each of the Company's currently employed executive officers is a party to an employment agreement. These agreements provide for base salaries, bonuses and customary fringe benefits. The key elements of our compensation program for the named executive officers are base salary, bonuses, stock options, restricted stock awards and perquisites and other benefits. Each of these is addressed separately below. In determining initial compensation, the compensation committee considers all elements of a named executive officer's total compensation package in comparison to current market practices and other benefits.

Shareholder Advisory Vote

One way to determine if the Company's compensation program reflects the interests of shareholders is through their non-binding vote. At the Annual Meeting of Shareholders held on June 10, 2011, the Company's shareholders approved by their advisory vote the compensation of the named executive officers.

Base Salaries

Base salaries are paid for ongoing performance throughout the year. In order to compete for and retain talented executives who are critical to the Company's long-term success, the Committee has determined that the base salaries of named executive officers should approximate those of executives of other equity REITs that compete with the Company for employees, investors and business, while also taking into account the named executive officers' performance and tenure and the Company's performance relative to its peer companies within the REIT industry using the NAREIT Compensation Survey described above.

Bonuses

In addition to the provisions for base salaries under the terms of our employment agreements, the President is entitled to receive an annual maximum cash bonus of up to 21% of base salary, based on the achievement of certain performance goals set by the Committee. In order to receive a bonus, FFO must have increased 3% during the year, or 9% over the three year contract period. The following are the performance goals for the President:

a. FFO per share to increase 5% per year. Income to be calculated based on ordinary park operation including sales of homes after tax income. Extraordinary one time items are not to be included for performance purposes. Any increase or decrease in the number of shares is to be adjusted so that the determination is based on a constant number of shares. (Bonus of 7% of base salary.)

b. There shall be a minimum of 175 new home sales per year. (Bonus of 10% of base salary.)

c. Occupancy to increase 1%, with not more than 10% of the increase being from rentals. (Bonus of 10% of base salary.)

d. Acquisition of at least 250 spaces per year. (Bonus of 7% of base salary.)

Bonuses awarded to other senior executives are recommended by the President and are approved by the Compensation Committee. The President and the Compensation Committee believe that short-term rewards in the form of cash bonuses to senior executives generally should reflect short-term results and should take into consideration both the profitability and performance of the Company and the performance of the individual, which may include comparing such individual's performance to the preceding year, reviewing the breadth and nature of the senior executives' responsibilities and valuing special contributions by each such individual. In evaluating performance of the Company annually, the Compensation Committee considers a variety of factors, including, among others, Funds From Operations (FFO), net income, growth in asset size, occupancy and total return to shareholders. The Company considers FFO to be an important measure of an equity REIT's operating performance and has adopted the definition suggested by the National Association of Real Estate Investment Trusts (NAREIT), which defines FFO to mean net income computed in accordance with generally accepted accounting principles (U.S. GAAP) excluding gains or losses from sales of property, plus depreciation and amortization. The Company considers FFO to be a meaningful, additional measure of operating performance primarily because it excludes the assumption that the value of its real estate assets diminishes predictably over time and because industry analysts have accepted it as a performance measure.

Various other factors considered include the employee's title and years of service. The employee's title generally reflects the employee's responsibilities and the employee's years of service may be considered in determining the level of bonus in comparison to base salary. The President and the Compensation Committee have declined to use specific performance formulas with respect to the other senior executives, believing that with respect to Company performance, such formulas do not adequately account for many factors, including, among others, the relative performance of the Company compared to its competitors during variations in the economic cycle, and that with respect to individual performance, such formulas are not a substitute for the subjective evaluation by the President and Compensation Committee of a wide range of management and leadership skills of each of the senior executives.

Stock Options and Restricted Stock Awards

Stock options and restricted stock awards are recommended by the President. In making its decisions, the Compensation Committee does not use an established formula or focus on a specific performance target. The Compensation Committee recognizes that often outside forces beyond the control of management, such as economic conditions, changing real estate markets and other factors, may contribute to less favorable near term results even when sound strategic decisions have been made by the senior executives to position the Company for longer term profitability. Thus, the Compensation Committee also attempts to identify whether the senior executives are exercising the kind of judgment and making the types of decisions that will lead to future growth and enhanced asset value, even if the same are difficult to measure on a current basis. For example, in determining appropriate stock option and restricted stock awards, the Compensation Committee considers, among other matters, whether the senior executives have executed strategies that will provide adequate funding or appropriate borrowing capacity for future growth, whether acquisition strategies have been developed to ensure a future stream of reliable and increasing revenues for the Company, whether the selection of properties evidence appropriate risk management, including risks associated with real estate markets, and whether the administration of staff size and compensation appropriately balances the current and projected operating requirements of the Company with the need to effectively control overhead costs.

In fiscal 2011, the Compensation Committee received the recommendations from the President for the number of options or restricted stock to be awarded. The factors that were considered in awarding the stock options and restricted stock included the following progress that was made by management:

- Located and acquired five manufactured home communities without placing undue burden on its liquidity.

- Raised approximately $32 million in equity via registered direct placement of preferred stock and $14 million in equity via the DRIP.

- Maintained its cash distributions to shareholders.

- Maintained its occupancy rate.

- Managed general and administrative costs to an appropriate level.

- Refinanced debt at lower interest rates.

The individual awards were allocated based on the named officers' individual contributions to these accomplishments. Other factors included the named officers' title, responsibilities and years of service. In addition, the awards were compared to each named officers' total compensation and compared with comparable Real Estate Investment Trusts (REITS) using the annual Compensation Survey published by NAREIT as a guide for setting total compensation.

Perquisites and Other Personal Benefits

The Company's employment agreements provide the named executive officers with perquisites and other personal benefits that the Company and the Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

The named executive officers are provided the following benefits under the terms of their employment agreements: an allotted number of paid vacation weeks; eligibility for the executives, spouses and dependents in all Company sponsored employee benefits plans, including 401(k) plan, group health, accident, and life insurance, on such terms no less favorable than applicable to any other executive; use of an automobile; and, supplemental long-term disability insurance, at the Company's cost, as agreed to by the Company and the executive. Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2011, are included in "All Other Compensation" of the Summary Compensation Table provided below under Item 11 of this report.

Payments upon Termination or Change in Control

In addition, the named executive officers' employment agreements each contain provisions relating to change in control events and severance upon termination for events other than without cause or good reason (as defined under the terms of the employment agreements). These change in control and severance terms are designed to promote stability and continuity of senior management. Information regarding these provisions is included in "Employment Agreements" provided below in Item 11 of this report. There are no other agreements or arrangements governing change in control payments.

Evaluation

Mr. Eugene Landy is under an employment agreement with the Company. His base compensation under his amended contract was increased in 2004 to $175,000 per year. Mr. Eugene Landy also received $122,760 of restricted stock and $41,500 in director's fees, legal fees and fringe benefits.

In evaluating Mr. Eugene Landy's leadership performance, during 2011, the Committee awarded Mr. Eugene Landy an Outstanding Leadership Achievement Award (Award) in the amount of $250,000 per year for three years. This Award is to recognize Mr. Eugene Landy's exceptional leadership as Chairman of the Board for over 40 years.

The Committee also reviewed the progress made by Mr. Samuel A. Landy, President, including funds from operations. Mr. Samuel Landy is under an employment agreement with the Company. His base compensation under this contract was $330,000 for 2011. Mr. Samuel Landy also received bonuses totaling $88,742, restricted stock of $290,160 and director's fees and fringe benefits totaling $33,800. Bonuses were primarily based upon achievement of certain performance goals.

Ms. Anna Chew is under an employment agreement with the Company. Her base compensation under this contract is $273,700 for 2011. Ms. Chew also received bonuses totaling $50,525, restricted stock of $122,760 and director's fees and fringe benefits totaling $33,800. Bonuses were based on performance, recommended by the President and approved by the Committee.

Ms. Allison Nagelberg is under an employment agreement with the Company. Her base compensation under this contract is $178,126 for 2011. Ms. Nagelberg also received bonuses totaling $41,851, restricted stock of $111,600 and fringe benefits of $51,208 mainly associated with her pursuit of an Executive MBA degree. Bonuses were based on performance, recommended by the President and approved by the Committee.

The Committee has also approved the recommendations of the President concerning the other named executives' annual salaries, bonuses, option and restricted stock grants and fringe benefits.

In addition to its determination of the executive's individual performance levels for 2011, the Committee also compared the executive's total compensation for 2011 to that of similarly-situated personnel in the REIT industry using the NAREIT Compensation Survey described above. The Company's salary and bonus amounts were compared to the ranges presented for reasonableness. The Company's total compensation fell in the lowest range (25th percentile) of this survey.

Risk Management

The Board of Directors does not believe that the Executive Compensation Program raises any risks that are reasonably likely to have a material adverse effect on the Company. Executive Officers are compensated on a fixed salary basis and have not been awarded any bonuses or other compensation that might encourage the taking of unnecessary or excessive risks that threaten the long-term value of the Company. The Board has attempted to align the interests of the Board of Directors and the Executive Officers with the long-term interests of the Company and the Shareholders through grants of stock options and restricted stock awards, thereby giving the Board and Executive Officers additional incentives to protect the long-term value of the Company.

Compensation Committee Report

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this report.

Compensation Committee:
James E. Mitchell
Richard H. Molke
Eugene Rothenberg
Stephen B. Wolgin

Summary Compensation Table

The following Summary Compensation Table shows compensation paid by the Company for services rendered during 2011, 2010 and 2009 to the Chairman of the Board, President, Vice President, General Counsel and Executive Vice President. There were no other executive officers whose aggregate cash compensation exceeded $100,000:

Name and Principal Position	Year	Salary	Bonus	Option Awards (5)	Restricted Stock Awards (6)	All Other Compen-sation	Total
Eugene W. Landy	2011	$175,000	$250,000	$ -0-	$122,760	$41,500 (1)	$589,260
Chairman of the	2010	175,000	-0-	-0-	115,100	21,250 (1)	311,350
Board	2009	175,000	-0-	-0-	-0-	36,801 (1)	211,801
Samuel A. Landy	2011	330,000	88,742	-0-	290,160	33,800 (2)	742,702
President and Chief	2010	315,000	36,538	7,987	287,750	34,085 (2)	681,360
Executive Officer	2009	300,000	41,500	14,300	-0-	25,700 (2)	381,500
Anna T. Chew (4)	2011	273,700	50,525	-0-	122,760	33,800 (2)	480,785
Vice President and	2010	260,600	24,565	-0-	115,100	31,050 (2)	431,315
Chief Financial Officer	2009	248,208	25,047	3,700	-0-	25,700 (2)	302,655
Allison Nagelberg (4)	2011	178,126	41,851	-0-	111,600	51,208 (3)	382,785
General Counsel	2010	178,126	11,851	-0-	57,550	40,393 (3)	287,920
	2009	178,126	9,351	1,850	-0-	-0-	189,327
Michael P. Landy (7)	2011	90,463	110,000	-0-	122,760	-0-	323,223
Executive Vice	2010	65,050	-0-	-0-	115,100	-0-	180,150
President	2009	70,611	-0-	1,850	-0-	-0-	72,461

(1) Represents Director's fees of $24,000, $21,250 and $16,500, and legal fees of $17,500, $-0- and $17,500 for 2011, 2010 and 2009, respectively, and fringe benefits.

(2) Represents Director's fees of $24,000, $21,250 and $16,500 for 2011, 2010 and 2009, respectively, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(3) Represents reimbursement of tuition and fees associated with her pursuit of an Executive MBA degree, fringe benefits and discretionary contributions by the Company to the Company's 401(k) Plan allocated to an account of the named executive officer.

(4) Approximately 25% of her compensation is billed to MREIC.

(5) These values were established using the Black-Scholes stock option valuation model. The following weighted-average assumptions were used in the model for 2010 and 2009, respectively: expected volatility of 23.59% and 21.14%%; risk-free interest rate of 2.67%

and 2.62%; dividend yield of 8.85% and 9.25%; expected life of the options of eight years; and forfeitures of $-0-. The actual value of the options will depend upon the performance of the Company during the period of time the options are outstanding and the price of the Company's common stock on the date of exercise.

(6) These values were established based on the number of shares granted during 2011 and 2010 at the fair value on the date of grant of $11.16 and $11.51, respectively.

(7) Michael P. Landy, the Company's Executive Vice President, is an employee of MREIC. His compensation disclosure can be found in the filings of MREIC. During 2011, 2010 and 2009, approximately 30% of his compensation cost was allocated to and reimbursed by the Company for his services, pursuant to a cost sharing arrangement between the Company and MREIC. Mr. Michael P. Landy is an inside director and his directors fees are disclosed in the directors' compensation table.

Grants of Plan-Based Awards

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. On June 7, 2010, the shareholders approved and ratified an amendment and restatement of the Plan. The amendment and restatement made two substantive changes: (1) the inclusion of Directors as participants in the Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other nonsubstantive changes. There was no change to the total number of shares subject to grant under the Plan. The amendment and restatement also makes certain modifications and clarifications, including those concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code. Options or restricted stock may be granted any time as determined by the Company's Compensation Committee up through August 14, 2013.

Stock Options

All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan.

During the years ended December 31, 2011, 2010 and 2009, options to purchase 80,000, 111,000 and 138,000 shares, respectively, were granted. During the years ended December 31, 2011, 2010 and 2009, options to purchase 10,000, -0- and -0- shares, respectively, were exercised. During the years ended December 31, 2011, 2010 and 2009, options to purchase 51,000, 38,000 and 6,000 shares, respectively, were forfeited.

Restricted Stock

Under the 2003 Plan, the Compensation Committee determines the recipients of restricted stock award; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000.

The following table sets forth, for the executive officers named in the Summary Compensation Table, information regarding individual grants of restricted stock made during the year ended December 31, 2011:

Name	Grant Date	Number of Shares of Restricted Stock	Grant Date Fair Value per Share	Grant Date Fair Value
Eugene W. Landy	07/05/11	11,000 (1)	$11.16	$122,760
Samuel A. Landy	07/05/11	26,000 (1)	11.16	290,160
Michael P. Landy	07/05/11	11,000 (1)	11.16	122,760
Anna T. Chew	07/05/11	11,000 (1)	11.16	122,760
Allison Nagelberg	07/05/11	10,000	11.16	111,600

(1) Grants include 1,000 shares of restricted stock granted to all directors.

These awards vest over five years.

Option Exercises and Stock Vested

The following table sets forth summary information concerning option exercises and vesting of restricted stock awards for each of the named executive officers during the year ended December 31, 2011:

	Option Awards		**Restricted Stock Awards**	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value realized on Vesting ($) (2)
Eugene W. Landy	-0-	$-0-	2,000	$20,960
Samuel A. Landy	-0-	-0-	5,000	52,400
Michael P. Landy	-0-	-0-	2,000	20,960
Anna T. Chew	-0-	-0-	2,000	20,960
Allison Nagelberg	10,000	28,200(1)	1,000	10,480

(1) Value realized based on the difference between the closing price of the shares on the NYSE Amex as of the date of exercise less the exercise price of the stock option.
(2) Value realized based on the closing price of the shares on the NYSE Amex as of the date of vesting of $10.48.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth for the executive officers named in the Summary Compensation Table, information regarding stock options outstanding at December 31, 2011:

	Option Awards				Restricted Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options UnExercisable	Option Exercise Price	Option Expiration Date	Number of Shares that have not Vested	Market Value of Shares that have not Vested (1)
Eugene W. Landy					19,000	$176,890
Samuel A. Landy					46,000	$428,260
Samuel A. Landy	25,000	-0-	18.62	01/16/12		
Samuel A. Landy	6,400	-0-	17.19	02/01/13		
Samuel A. Landy	43,600	-0-	15.62	02/01/13		
Samuel A. Landy	5,800	-0-	17.21	01/09/14		
Samuel A. Landy	44,200	-0-	15.62	01/09/14		
Samuel A. Landy	5,800	-0-	17.06	01/03/15		
Samuel A. Landy	44,200	-0-	15.51	01/03/15		
Samuel A. Landy	7,700	-0-	12.97	01/08/16		
Samuel A. Landy	42,300	-0-	11.79	01/08/16		
Samuel A. Landy	14,000	-0-	7.12	01/07/17		
Samuel A. Landy	61,000	-0-	6.47	01/07/17		
Samuel A. Landy	10,900	-0-	9.13	01/08/18		
Samuel A. Landy	14,100	-0-	8.30	01/08/18		
Anna T. Chew					19,000	$176,890
Anna T. Chew	10,000	-0-	13.05	07/06/12		
Anna T. Chew	10,000	-0-	15.05	07/18/13		
Anna T. Chew	10,000	-0-	15.15	07/21/14		
Anna T. Chew	10,000	-0-	14.21	07/16/15		
Anna T. Chew	10,000	-0-	7.55	09/25/16		
Anna T. Chew	10,000	-0-	7.57	06/22/17		
Michael P. Landy					19,000	$176,890
Michael P. Landy	10,000	-0-	14.21	07/16/15		
Michael P. Landy	5,000	-0-	7.55	09/25/16		
Michael P. Landy	5,000	-0-	7.57	06/22/17		
Allison Nagelberg					14,000	$130,340
Allison Nagelberg	5,000	-0-	14.21	07/16/15		

(1) Based on the closing price of our common stock on December 30, 2011 of $9.31. Restricted stock awards vest over 5 years.

Employment Agreements

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years. On April 14, 2008, the Company executed a Second Amendment to the Employment Agreement with Mr. Landy (the second amendment). The second amendment provides that in the event of a change in control, Eugene W. Landy shall receive a lump sum payment of $1,200,000, provided the sale price of the Company is at least $16 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and MREIC. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes.

Effective January 1, 2009, the Company and Samuel A. Landy entered into a new three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $300,000 for 2009, $315,000 for 2010 and $330,000 for 2011, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy will also receive stock options to purchase 75,000 shares in January 2009 and 25,000 shares in January 2010. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2009, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $248,200 for 2009, $260,600 for 2010 and $273,700 for 2011, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2010, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $178,126 for 2010, $178,126 for 2011 and $196,000 for 2012, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation and reimbursement of reasonable and necessary business expenses. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $378,000 for 2012, $396,900 for 2013 and $416,745 for 2014, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy will also receive a restricted stock grant of 25,000 shares in 2012. In each subsequent calendar year of employment pursuant to the Agreement, restricted stock shall be awarded to Mr. Samuel Landy at the discretion of the Compensation Committee of the Board of Directors. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $287,385 for 2012, $301,754 for 2013 and $316,841 for 2014, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $250,000 for 2012, $262,500 for 2013 and $275,625 for 2014, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree. The Company will reimburse Ms. Nagelberg for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. As an alternative to long-term disability, Employee shall have the option to purchase and/or maintain, and be fully reimbursed for, a short-term disability policy on terms to be approved by the Corporation. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Potential Payments upon Termination of Employment or Change-in-Control

Under the terms of the employment agreements of the named executive officers, such named executive officers are entitled to receive the following estimated payments and benefits upon a termination of employment or voluntary resignation (with or without a change-in-control). These disclosed amounts are estimates only and do not necessarily reflect the actual amounts that would be paid to the named executive officers, which would only be known at the time that they become eligible for payment and would only be payable if a termination of employment, or voluntary resignation, were to occur. The table below reflects the amount that could be payable under the various arrangements assuming that the termination of employment had occurred at December 31, 2011.

	Voluntary Resignation on 12/31/11	Termination Not for Cause or Good Reason on 12/31/11	Termination for Cause on 12/31/11	Termination Not for Cause or Good Reason (After a Change-in-Control) on 12/31/11	Disability or Death on 12/31/11
Eugene W. Landy	$450,000 (1)	$450,000 (1)	$450,000 (1)	$1,650,000 (2)	$525,000 (3)
Samuel A. Landy	330,000 (4)	330,000 (4)	330,000 (4)	330,000 (4)	330,000 (4)
Anna T. Chew	273,700 (4)	273,700 (4)	-0-	273,700 (4)	273,700 (4)
Allison Nagelberg	196,000 (5)	196,000 (5)	-0-	196,000 (5)	196,000 (5)
Michael P. Landy (6)	-0-	-0-	-0-	-0-	-0-

(1) Consists of severance payments of $450,000, payable $150,000 per year for three years.

(2) Mr. Landy shall receive a lump-sum payment of $1,200,000 in the event of a change in control, provided that the sale price of the Company is at least $16 per share of common stock. In addition, if Mr. Landy's employment agreement is terminated, he receives severance payments of $450,000, payable $150,000 per year for three years.

(3) In the event of a disability, as defined in the agreement, Mr. Landy shall receive disability payments equal to his base salary for a period of three years. He has a death benefit of $450,000 payable to Mr. Landy's beneficiary.

(4) Represents one year's salary. The respective employment agreements provides for automatic renewal at the same salary for an additional year. The respective employment agreements also provide for death benefits of the same amount.

(5) Represents one year's salary. Ms. Nagelberg's employment agreement provides for the greater of the salary due under the remaining term of the agreement or one year. Her employment agreement also provide for death benefits of the same amount.

(6) Michael P. Landy is an employee of MREIC.

The Company retains the discretion to compensate any officer upon any future termination of employment or change-in control.

Director Compensation

Prior to July 1, 2010, Directors received a fee of $1,500 for each Board meeting attended, $500 for each Board phone meeting and an additional fixed annual fee of $10,000, payable $2,500 quarterly. Directors appointed to house committees received $150 for each meeting attended. Those specific committees are Compensation Committee, Audit Committee and Nominating Committee.

Effective July 1, 2010, Directors receive a fee of $2,250 for each Board meeting attended, $500 for each Board phone meeting, and an additional fixed annual fee of $15,000 payable quarterly. Directors appointed to board committees receive $500 for each meeting attended.

	Fees Earned or Paid in Cash				
Director	Annual Board Cash Retainer	Meeting Fees	Committee Fees	Restricted Stock Awards	Total Fees Earned or Paid in Cash
Ernest Bencivenga (1)	$ 15,000	$ 9,000	$ -0-	$ -0-	$ 24,000
Jeffrey A. Carus (4)	11,250	4,500	-0-	11,160	26,910
Anna T. Chew (3)	15,000	9,000	-0-	-0-	24,000
Charles Kaempffer (1)	15,000	6,750	1,500	-0-	23,250
Eugene W. Landy (3)	15,000	9,000	-0-	-0-	24,000
Michael P. Landy (3)	11,250	4,500	-0-	-0-	15,750
Samuel A. Landy (3)	15,000	9,000	-0-	-0-	24,000
Stuart Levy	3,750	-0-	-0-	-0-	3,750
James E. Mitchell (2) (4)	15,000	9,000	3,500	11,160	38,660
Richard H. Molke (2) (4)	15,000	9,000	3,500	11,160	38,660
Eugene Rothenberg (2) (4)	15,000	9,000	3,500	11,160	38,660
Stephen B. Wolgin (2) (4)	15,000	9,000	3,500	11,160	38,660
	$ 161,250	$ 87,750	$ 15,500	$ 55,800	$ 320,300

(1) Emeritus directors are retired directors who are not entitled to vote on Board resolutions; however they receive directors' fees for participation in the Board meetings.

(2) Mr. Mitchell, Mr. Molke, Mr. Rothenberg and Mr. Wolgin are members of the audit committee, the compensation committee and the nominating committee. The Board has determined that Mr. Mitchell and Mr. Wolgin are considered "audit committee financial experts" within the meaning of the rules of the SEC and are "financially sophisticated" within the meaning of the listing requirements of the NYSE Amex.

(3) Restricted stock awards of 1,000 shares for compensation as Director are disclosed in the Executive Summary Compensation Table.

(4) Directors each received a grant of 1,000 shares of restricted common stock under the 2007 Plan. Fair value on the date of grant was $11.16 per share.

Pension Benefits and Nonqualified Deferred Compensation Plans

Except as provided in the specific agreements described above, the Company has no pension or other post-retirement plans in effect for Officers, Directors or employees. The Company's employees may elect to participate in the Company's 401(k) Plan.

Compensation Committee Interlocks and Insider Participation

There are no compensation committee interlocks and no member of the compensation committee has served as an officer or employee of the Company or any of its subsidiaries at any time.

Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The Company will file its definitive Proxy Statement for its 2012 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of such Proxy Statement and is incorporated herein by reference.

The following table lists information with respect to the beneficial ownership of the Company's Shares as of December 31, 2011 by:

- each person known by the Company to beneficially own more than five percent of the Company's outstanding Shares;
- the Company's directors;
- the Company's executive officers; and
- all of the Company's executive officers and directors as a group.

Unless otherwise indicated, the person or persons named below have sole voting and investment power and that person's address is c/o UMH Properties, Inc., Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey 07728. In determining the number and percentage of Shares beneficially owned by each person, Shares that may be acquired by that person under options exercisable within 60 days of December 31, 2011 are deemed beneficially owned by that person and are deemed outstanding for purposes of determining the total number of outstanding Shares for that person and are not deemed outstanding for that purpose for all other shareholders.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Wells Fargo and Company 420 Montgomery Street San Francisco, CA 94104	1,068,152(3)	7.00%
Monmouth Real Estate Investment Corporation	638,642(4)	4.19%
Jeffrey A. Carus	1,842	*
Anna T. Chew	196,885(5)	1.29%
Eugene W. Landy	1,267,638(6)	8.31%
Samuel A. Landy	656,922(7)	4.22%
Michael P. Landy	241,070(8)	1.58%
James E. Mitchell	179,807(9)	1.18%
Richard H. Molke	110,697(10)	*
Allison Nagelberg	32,361(11)	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Shares Outstanding (2)
Eugene D. Rothenberg	86,173(12)	*
Stephen B. Wolgin	8,759(13)	*
Directors and Officers as a Group	2,782,154	17.76%

* Less than 1%

---

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the Company believes that the persons named in the table have sole voting and investment power with respect to all Shares listed.

(2) Based on the number of Shares outstanding on December 31, 2011 which was 15,252,839 Shares.

(3) Based on Schedule 13G as of December 31, 2011, filed by Wells Fargo and Company the company owns 1,068,152 shares. This filing with the SEC by Wells Fargo and Company indicates that Wells Fargo and Company has sole voting power for 1,002,258 Shares and sole dispositive power for 1,068,152 with respect to those Shares.

(4) Based on Schedule Form 4 filed on December 15, 2011, filed with the SEC by Monmouth Real Estate Investment Corporation, which indicates that Monmouth Real Estate Investment Corporation has sole voting and dispositive power as of December 31, 2011, with respect to 638,642 Shares. In addition to the Common Shares reported Monmouth Real Estate Investment Corporation also owns 200,000 of the Preferred Shares.

(5) Includes (a) 136,884 Shares owned jointly with Ms. Chew's husband, (b) 16,023 Shares held in Ms. Chew's 401(k) Plan, and (c) 60,000 Shares issuable upon exercise of stock options.

(6) Includes (a) 152,872 Shares owned by Mr. Landy's wife, (b) 172,608 Shares held by Landy Investments, Ltd. for which Mr. Landy has power to vote, (c) 65,913 Shares held in the Landy & Landy Employees' Profit Sharing Plan of which Mr. Landy is a Trustee with power to vote, (d) 57,561 Shares held in the Landy & Landy Employees' Pension Plan of which Mr. Landy is a Trustee with power to vote, (e) 50,000 Shares held in the Eugene W. Landy Charitable Lead Annuity Trust, a charitable trust for which Mr. Landy has power to vote, (f) 100,000 Shares held in the Eugene W. Landy and Gloria Landy Family Foundation, a charitable trust for which Mr. Landy has power to vote, (g) 14,438 Shares held in Windsor Industrial Park Associates for which Mr. Landy has power to vote, and (h) 18,829 Shares held in Juniper Plaza Associates for which Mr. Landy has power to vote.

(7) Includes (a) 36,537 Shares owned jointly with Mr. Landy's wife, (b) 13,585 Shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, (c) 6,221 Shares in the Samuel Landy Limited Partnership, (d) 31,963 Shares held in Mr. Landy's 401(k) Plan, and (e) 325,000 Shares issuable upon exercise of stock options.

(8) Includes (a) 10,734 Shares owned by Mr. Landy's wife, (b) and 42,007 Shares in custodial accounts for Mr. Landy's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote, and (c) 20,000 Shares issuable upon exercise of stock options.

(9) Includes 137,818 Shares held by Mitchell Partners in which Mr. Mitchell has a beneficial interest. In addition to the Common Shares reported Mr. Mitchell also holds 4,000 of the Preferred Shares.

(10) Includes 50,563 Shares owned by Mr. Molke's wife.

(11) Includes 5,000 Shares issuable upon exercise of stock options.

(12) Includes 56,878 Shares held by Rothenberg Investments, Ltd. in which Dr. Rothenberg has a beneficial interest.

(13) Includes 970 Shares in custodial accounts for Mr. Wolgin's minor children under the NJ Uniform Transfers to Minors Act in which he disclaims any beneficial interest but has power to vote. In addition to the Common Shares reported Mr. Wolgin also holds 500 of the Preferred Shares.

Item 13 – Certain Relationships and Related Transactions, and Director Independence

The Company will file its definitive Proxy Statement for its 2012 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "ELECTION OF DIRECTORS" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" of such Proxy Statement and is incorporated herein by reference.

Certain relationships and related party transactions are incorporated herein by reference to Part IV, Item 15(a)(1)(vi), Note 8 of the Notes to Consolidated Financial Statements – Related Party Transactions.

No director, executive officer, or any immediate family member of such director or executive officer may enter into any transaction or arrangement with the Company without the prior approval of the Board of Directors. The Board of Directors will appoint a Business Judgment Committee consisting of independent directors who are also independent of the transaction or arrangement. This Committee will recommend to the Board of Directors approval or disapproval of the transaction or arrangement. In determining whether to approve such a transaction or arrangement, the Business Judgment Committee will take into account, among other factors, whether the transaction was on terms no less favorable to the Company than terms generally available to third parties and the extent of the executive officer's or director's involvement in such transaction or arrangement. While the Company does not have specific written standards for approving such related party transactions, such transactions are only approved if it is in the best interest of the Company and its shareholders. Additionally, the Company's Code of Business Conduct and Ethics requires all directors, officers and employees who may have a potential or apparent conflict of interest to immediately notify the Company's General Counsel. Further, to identify related party transactions, the Company submits and requires our directors and executive officers to complete director and officer questionnaires identifying any transactions with the Company in which the director, executive officer or their immediate family members have an interest.

See identification of independent directors under Item 10 and committee members under Item 11.

Item 14 – Principal Accounting Fees and Services

The Company will file its definitive Proxy Statement for its 2012 Annual Meeting of Stockholders within the period required under the applicable rules of the Securities and Exchange Commission. Additional information required by this Item is included under the caption "FEES BILLED BY INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM" of such Proxy Statement and is incorporated herein by reference.

PKF O'Connor Davies served as the Company's independent registered public accounting firm for the years ended December 31, 2011, 2010 and 2009. The following are fees billed by and accrued to PKF O'Connor Davies in connection with services rendered:

	2011	2010
Audit Fees	$140,500	$135,500
Audit Related Fees	38,450	15,900
Tax Fees	40,000	40,000
All Other Fees	-0-	-0-
Total Fees	$218,950	$191,400

Audit fees include professional services rendered for the audit of the Company's annual financial statements, management's assessment of internal controls, and reviews of financial statements included in the Company's quarterly reports on Form 10-Q.

Audit related fees include services that are normally provided by the Company's independent auditors in connection with statutory and regulatory filings, such as consents and assistance with and review of documents filed with the Securities and Exchange Commission.

Tax fees include professional services rendered for the preparation of the Company's federal and state corporate tax returns and supporting schedules as may be required by the Internal Revenue Service and applicable state taxing authorities. Tax fees also include other work directly affecting or supporting the payment of taxes, including planning and research of various tax issues.

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services provided by the Company's principal independent registered public accounting firm. The policy requires that all services provided by our principal independent registered public accounting firm to the Company, including audit services, audit-related services, tax services and other services, must be pre-approved by the Committee. The pre-approval requirements do not prohibit day-to-day normal tax consulting services, which matters will not exceed $10,000 in the aggregate.

The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining PKF O'Connor Davies' independence.

PART IV

Item 15 – Exhibits, Financial Statement Schedules

(a) (1) The following Financial Statements are filed as part of this report.

(a) (2) The following Financial Statement Schedule is filed as part of this report:

All other schedules are omitted for the reason that they are not required, are not applicable, or the required information is set forth in the consolidated financial statements or notes thereto.

(a) (3) The Exhibits set forth in the following index of Exhibits are filed as part of this Report.

Exhibit No.		Description
(2)		Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
	2.1	Agreement and Plan of Merger dated as of June 23, 2003. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
(3)		Articles of Incorporation and By-Laws:
	3.1	Articles of Incorporation of UMH Properties, Inc., a Maryland corporation (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	3.2	Bylaws of UMH Properties, Inc. (incorporated by reference from the Company's Definitive Proxy Statement as filed with the Securities and Exchange Commission on July 10, 2003, Registration No. 001-12690).
	3.3	Amendment to Articles of Incorporation (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on April 3, 2006, Registration No. 001-12690).

Exhibit No.		Description
	3.4	Amendment to Bylaws (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 22, 2008, Registration No. 001-12690).
	3.5	Amendment to Articles of Incorporation (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
	3.6	Articles Supplementary (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on May 26, 2011, Registration No. 001-12690).
(10)		Material Contracts:
	10.1	401(k) Plan Document and Adoption Agreement effective April 1, 1992 (incorporated by reference to the Company's 1992 Form 10-K as filed with the Securities and Exchange Commission on March 9, 1993).
	10.2	Employment Agreement with Mr. Eugene W. Landy dated December 14, 1993 (incorporated by reference to the Company's 1993 Form 10-K as filed with the Securities and Exchange Commission on March 28, 1994).
	10.3	Amendment to Employment Agreement with Mr. Eugene W. Landy effective January 1, 2004 (incorporated by reference to the Company's 2004 Form 10-K/A as filed with the Securities and Exchange Commission on March 30, 2005, Registration No. 001-12690).
	10.4	Second Amendment to Employment Agreement of Eugene W. Landy, dated April 14, 2008 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on April 16, 2008, Registration No. 001-12690).
	10.5	Employment Agreement with Mr. Samuel A. Landy effective January 1, 2009 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 30, 2009, Registration No. 001-12690).
	10.6	Employment Agreement with Ms. Anna T. Chew effective January 1, 2009 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 22, 2009, Registration No. 001-12690).
	10.7	Employment Agreement with Ms. Allison Nagelberg effective January 1, 2010 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 6, 2010, Registration No. 001-12690).
	10.8	Employment Agreement with Mr. Samuel A. Landy effective January 1, 2012 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).
	10.9	Amendment to Employment Agreement with Mr. Samuel A. Landy dated January 18, 2012 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 20, 2012, Registration No. 001-12690).
	10.10	Employment Agreement with Ms. Anna T. Chew effective January 1, 2012 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).

Exhibit No.	Description
10.11	Employment Agreement with Ms. Allison Nagelberg effective January 1, 2012 (incorporated by reference to the 8-K as filed by the Registrant with the Securities and Exchange Commission on January 5, 2012, Registration No. 001-12690).
10.12	Dividend Reinvestment and Stock Purchase Plan (incorporated by reference to the Company's Registration Statement filed on Form S-3D as filed with the Securities and Exchange Commission on October 4, 2010, Registration No. 333-169-745).
10.13	UMH Properties, Inc. 2003 Stock Option and Stock Award Plan, as amended and restated (incorporated by reference to the Company's Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on May 6, 2010, Registration No. 001-12690).
(14)	Code of Business Conduct and Ethics (incorporated by reference to the Company's 2003 Form 10-K as filed with the Securities and Exchange Commission on March 11, 2004, Registration No. 001-12690).
(21)	Subsidiaries of the Registrant.
(23)	Consent of PKF O'Connor Davies, A Division of O'Connor Davies, LLP
(31.1)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(99)	Audit Committee Charter, as amended January 16, 2008 (incorporated by reference to the Company's 2011 Definitive Proxy Statement (DEF 14A) as filed with the Securities and Exchange Commission on May 2, 2011, Registration No. 001-12690).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
UMH Properties, Inc.

We have audited the accompanying consolidated balance sheets of UMH Properties, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2)(i). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UMH Properties, Inc. at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion thereon.

/s/ PKF O'Connor Davies,
A Division of O'Connor Davies, LLP

New York, New York
March 15, 2012

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2011 and 2010

-ASSETS-	2011	2010
INVESTMENT PROPERTY AND EQUIPMENT		
Land	17,869,214	$ 15,987,214
Site and Land Improvements	141,336,346	124,836,496
Buildings and Improvements	5,436,622	4,658,017
Rental Homes and Accessories	26,610,360	23,108,345
Total Investment Property	191,252,542	168,590,072
Equipment and Vehicles	8,825,662	8,291,216
Total Investment Property and Equipment	200,078,204	176,881,288
Accumulated Depreciation	(66,555,081)	(61,142,288)
Net Investment Property and Equipment	133,523,123	115,739,000
OTHER ASSETS		
Cash and Cash Equivalents	8,798,023	5,661,020
Securities Available for Sale	43,298,214	28,757,477
Inventory of Manufactured Homes	10,188,747	10,574,240
Notes and Other Receivables, net	21,325,854	21,599,080
Unamortized Financing Costs	1,319,119	1,060,052
Prepaid Expenses	627,607	736,073
Land Development Costs	4,863,849	4,653,573
Total Other Assets	90,421,413	73,041,515
TOTAL ASSETS	$223,944,536	$188,780,515

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2011 and 2010

- LIABILITIES AND SHAREHOLDERS' EQUITY -	2011	2010
LIABILITIES:		
MORTGAGES PAYABLE	$ 90,282,010	$ 90,815,777
OTHER LIABILITIES:		
Accounts Payable	688,672	748,477
Loans Payable	23,949,831	22,236,163
Accrued Liabilities and Deposits	2,246,081	2,269,892
Tenant Security Deposits	900,737	782,453
Total Other Liabilities	27,785,321	26,036,985
Total Liabilities	118,067,331	116,852,762
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Series A – 8.25% Cumulative Redeemable Preferred Stock, par value $.10 per share, $33,470,000 liquidation value, 1,380,000 shares authorized, 1,338,800 shares issued and outstanding as of December 31, 2011	33,470,000	-0-
Common Stock - $.10 par value per share, 28,000,000 and 20,000,000 shares authorized; 15,252,839 and 13,701,625 shares issued and outstanding as of December 31, 2011 and 2010, respectively	1,525,284	1,370,163
Excess Stock - $.10 par value per share, 3,000,000 shares authorized; no shares issued or outstanding	-0-	-0-
Additional Paid-In Capital	69,088,409	64,775,002
Accumulated Other Comprehensive Income	2,461,305	6,450,381
Accumulated Deficit	(667,793)	(667,793)
Total Shareholders' Equity	105,877,205	71,927,753
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$223,944,536	$188,780,515

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
INCOME:			
Rental and Related Income	$ 32,990,219	$ 27,877,470	$ 26,491,999
Sales of Manufactured Homes	6,323,135	6,133,494	5,527,253
Total Income	39,313,354	34,010,964	32,019,252
EXPENSES:			
Community Operating Expenses	17,758,332	14,870,694	13,200,885
Cost of Sales of Manufactured Homes	5,747,963	5,721,977	5,060,631
Selling Expenses	2,104,077	1,718,719	1,198,921
General and Administrative	3,979,866	3,245,853	3,115,501
Loss Relating to Flood	984,701	-0-	-0-
Acquisition Costs	260,463	447,577	-0-
Depreciation Expense	5,962,338	4,516,026	4,082,124
Amortization of Financing Costs	376,918	210,054	253,020
Total Expenses	37,174,658	30,730,900	26,911,082
OTHER INCOME (EXPENSE):			
Interest and Dividend Income	4,503,237	4,579,668	4,584,917
Gain (Loss) on Securities Transactions, net	2,692,649	3,931,880	(1,804,146)
Other Income	77,375	68,843	76,172
Interest Expense	(5,744,567)	(5,183,296)	(4,455,332)
Total Other Income (Expense)	1,528,694	3,397,095	(1,598,389)
Income Before Gain (Loss) on Sales of Investment Property and Equipment	3,667,390	6,677,159	3,509,781
Gain (Loss) on Sales of Investment Property and Equipment	28,873	(8,244)	179,607
Net Income	3,696,263	6,668,915	3,689,388
Less: Preferred Dividend	1,656,766	-0-	-0-
Net Income Attributable to Common Shareholders	$ 2,039,497	$ 6,668,915	$ 3,689,388

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

	2011	2010	2009
Basic Income Per Share:			
Net Income	$.25	$.52	$.32
Less: Preferred Dividend	(.11)	-0-	-0-
Net Income Attributable to Common Shareholders	$.14	$.52	$.32
Diluted Income Per Share:			
Net Income	$.25	$.52	$.32
Less: Preferred Dividend	(.11)	-0-	-0-
Net Income Attributable to Common Shareholders	$.14	$.52	$.32
Weighted Average Shares Outstanding:			
Basic	14,506,679	12,767,904	11,412,536
Diluted	14,562,018	12,822,644	11,417,664

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009
Net Income	$3,696,263	$6,668,915	$3,689,388
Other Comprehensive Income:			
Total Other Comprehensive Income (Loss) Related to the Change in Unrealized Net Holding Gain on Securities Available for Sale, Net of Reclassification Adjustment	(3,989,076)	4,236,074	7,885,668
Comprehensive Income (Loss)	(292,813)	10,904,989	11,575,056
Less: Preferred Dividend	(1,656,766)	-0-	-0-
Comprehensive Income (Loss) Attributable to Common Shareholders	($1,949,579)	$10,904,989	$11,575,056

See Accompanying Notes to the Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED December 31, 2011, 2010 and 2009

	Common Stock Issued Number	Common Stock Issued Amount	Preferred Stock	Additional Paid-In Capital
Balance December 31, 2008	11,021,734	$1,102,173	$-0-	$49,958,681
Common Stock Issued with the DRIP*	1,059,718	105,972	-0-	7,753,113
Distributions	-0-	-0-	-0-	(4,530,874)
Stock Compensation Expense	-0-	-0-	-0-	36,283
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance December 31, 2009	12,081,452	1,208,145	-0-	53,217,203
Common Stock Issued with the DRIP*	1,560,173	156,018	-0-	14,010,342
Common Stock Issued through Restricted Stock Awards	60,000	6,000	-0-	(6,000)
Distributions	-0-	-0-	-0-	(2,547,547)
Stock Compensation Expense	-0-	-0-	-0-	101,004
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance December 31, 2010	13,701,625	$1,370,163	-0-	$64,775,002
Common Stock Issued with the DRIP*	1,467,214	146,721	-0-	13,792,270
Common Stock Issued through Restricted Stock Awards	74,000	7,400	-0-	(7,400)
Common Stock Issued through Stock Options	10,000	1,000	-0-	74,600
Preferred Stock Issued through direct Placement	-0-	-0-	33,470,000	(1,615,672)
Distributions	-0-	-0-	-0-	(8,225,433)
Stock Compensation Expense	-0-	-0-	-0-	295,042
Net Income	-0-	-0-	-0-	-0-
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	-0-	-0-	-0-	-0-
Balance December 31, 2011	15,252,839	$1,525,284	$33,470,000	$69,088,409

**Dividend Reinvestment and Stock Purchase Plan*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY, CONTINUED
FOR THE YEARS ENDED December 31, 2011, 2010 and 2009

	Accumulated Other Comprehensive Income (Loss)	Undistributed Income (Accumulated Deficit)	Total Shareholders' Equity
Balance December 31, 2008	$(5,671,361)	$(667,793)	$44,721,700
Common Stock Issued with the DRIP*	-0-	-0-	7,859,085
Distributions	-0-	(3,689,388)	(8,220,262)
Stock Compensation Expense	-0-	-0-	36,283
Net Income	-0-	3,689,388	3,689,388
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	7,885,668	-0-	7,885,668
Balance December 31, 2009	2,214,307	(667,793)	55,971,862
Common Stock Issued with the DRIP*	-0-	-0-	14,166,360
Common Stock Issued through Restricted Stock Awards	-0-	-0-	-0-
Distributions	-0-	(6,668,915)	(9,216,462)
Stock Compensation Expense	-0-	-0-	101,004
Net Income	-0-	6,668,915	6,668,915
Unrealized Net Holding Gain on Securities Available for Sale Net of Reclassification Adjustment	4,236,074	-0-	4,236,074
Balance December 31, 2010	$6,450,381	($667,793)	$71,927,753
Common Stock Issued with the DRIP*	-0-	-0-	13,938,991
Common Stock Issued through Restricted Stock Awards	-0-	-0-	-0-
Common Stock Issued through Stock Options	-0-	-0-	75,600
Preferred Stock Issued through direct Placement	-0-	-0-	31,854,328
Distributions	-0-	(3,696,263)	(11,921,696)
Stock Compensation Expense	-0-	-0-	295,042
Net Income	-0-	3,696,263	3,696,263
Unrealized Net Holding Loss on Securities Available for Sale Net of Reclassification Adjustment	(3,989,076)	-0-	(3,989,076)
Balance December 31, 2011	$2,461,305	($667,793)	$105,877,205

**Dividend Reinvestment and Stock Purchase Plan.*

See Accompanying Notes to Consolidated Financial Statements

UMH PROPERTIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED December 31, 2011, 2010 and 2009

	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 3,696,263	$ 6,668,915	$ 3,689,388
Non-Cash Adjustments:			
Depreciation	5,962,338	4,516,026	4,082,124
Amortization of Financing Costs	376,918	210,054	253,020
Stock Compensation Expense	295,042	101,004	36,283
Provision for Uncollectible Notes and Other Receivables	461,668	471,815	332,907
(Gain) Loss on Securities Transactions, net	(2,692,649)	(3,931,880)	1,804,146
(Gain) Loss on Sales of Investment Property & Equipment	(28,873)	8,244	(179,607)
Changes in Operating Assets and Liabilities -			
Inventory of Manufactured Homes	385,493	(2,558,030)	1,443,714
Notes and Other Receivables	(188,442)	298,247	699,521
Prepaid Expenses	108,466	(87,778)	(168,932)
Accounts Payable	(59,805)	438,312	(304,087)
Accrued Liabilities and Deposits	(23,811)	95,476	(333,335)
Tenant Security Deposits	118,284	251,346	(46)
Net Cash Provided by Operating Activities	8,410,892	6,481,751	11,355,096
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Manufactured Home Communities	(17,500,000)	(37,279,400)	-0-
Purchase of Investment Property and Equipment	(6,846,921)	(7,944,034)	(3,997,902)
Proceeds from Sales of Investment Property and Equipment	709,234	329,567	638,642
Additions to Land Development Costs	(290,177)	(235,106)	(761,764)
Purchase of Securities Available for Sale	(21,100,859)	(6,019,906)	(8,306,684)
Proceeds from Sales of Securities Available for Sale	5,263,695	17,254,660	4,139,001
Net Cash Used by Investing Activities	(39,765,028)	(33,894,219)	(8,288,707)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Mortgages	25,020,000	22,478,250	18,637,500
Net Proceeds from Short-Term Borrowings	1,713,668	3,571,123	-0-
Principal Payments of Mortgages and Loans	(25,553,767)	(1,981,423)	(19,217,979)
Financing Costs on Debt	(635,985)	(464,145)	(388,198)
Proceeds from Issuance of Common Stock	12,310,484	12,791,029	6,703,498
Proceeds from Issuance of Preferred Stock	31,854,328	-0-	-0-
Proceeds from Exercise of Stock Options	75,600	-0-	-0-
Preferred Dividends Paid	(1,426,659)	-0-	-0-
Dividends Paid, net of Reinvestments	(8,866,530)	(7,841,131)	(7,064,675)
Net Cash Provided (Used) by Financing Activities	34,491,139	28,553,703	(1,329,854)
Net Increase In Cash and Cash Equivalents	3,137,003	1,141,235	1,736,535
Cash and Cash Equivalents at Beginning of Year	5,661,020	4,519,785	2,783,250
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,798,023	$ 5,661,020	$ 4,519,785

See Accompanying Notes to Consolidated Financial Statements

NOTE 1 – ORGANIZATION, ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST

UMH Properties, Inc. (the Company) owns and operates forty manufactured home communities containing approximately 8,900 developed sites. The communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee. The Company, through its wholly-owned taxable subsidiary, UMH Sales and Finance, Inc. (S&F), conducts manufactured home sales in its communities. Inherent in the operation of manufactured home communities is site vacancies. S&F was established to fill these vacancies and potentially enhance the value of the communities.

In January 2012, the Company acquired Countryside Estates, a 90-site manufactured home community situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. With this purchase, UMH now owns forty-one manufactured home communities consisting of approximately 9,000 developed sites.

The Company has elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code. The Company will not be taxed on the portion of its income which is distributed to shareholders, provided it distributes at least 90% of its taxable income, has at least 75% of its assets in real estate investments and meets certain other requirements for qualification as a REIT. The Company is subject to franchise taxes in some of the states in which the Company owns property.

The Company was incorporated in the state of New Jersey in 1968. On September 29, 2003, the Company changed its state of incorporation from New Jersey to Maryland.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Business

The Company owns and operates forty manufactured home communities containing approximately 8,900 developed sites. These communities are located in New Jersey, New York, Ohio, Pennsylvania and Tennessee.

These manufactured home communities are listed by trade names as follows:

MANUFACTURED HOME COMMUNITY	LOCATION
Allentown	Memphis, Tennessee
Brookside Village	Berwick, Pennsylvania
Brookview Village	Greenfield Center, New York
Cedarcrest	Vineland, New Jersey
City View	Lewistown, Pennsylvania
Clinton Mobile Home Resort	Tiffin, Ohio
Countryside Village	Columbia, Tennessee
Cranberry Village	Cranberry Township, Pennsylvania
Cross Keys Village	Duncansville, Pennsylvania
D & R Village	Clifton Park, New York

MANUFACTURED HOME COMMUNITY	LOCATION
Fairview Manor	Millville, New Jersey
Forest Park Village	Cranberry Township, Pennsylvania
Heather Highlands	Inkerman, Pennsylvania
Highland Estates	Kutztown, Pennsylvania
Kinnebrook	Monticello, New York
Lake Sherman Village	Navarre, Ohio
Laurel Woods	Cresson, Pennsylvania
Maple Manor	Taylor, Pennsylvania
Memphis Mobile City	Memphis, Tennessee
Moosic Heights	Avoca, Pennsylvania
Oakwood Lake Village	Tunkhannock, Pennsylvania
Oxford Village	West Grove, Pennsylvania
Pine Ridge Village/Pine Manor	Carlisle, Pennsylvania
Pine Valley Estates	Apollo, Pennsylvania
Pleasant View Estates	Bloomsburg, Pennsylvania
Port Royal Village	Belle Vernon, Pennsylvania
River Valley Estates	Marion, Ohio
Sandy Valley Estates	Magnolia, Ohio
Shady Hills	Nashville, Tennessee
Somerset Estates/Whispering Pines	Somerset, Pennsylvania
Southwind Village	Jackson, New Jersey
Spreading Oaks Village	Athens, Ohio
Suburban Estates	Greensburg, Pennsylvania
Sunny Acres	Somerset, Pennsylvania
Trailmont	Goodlettsville, Tennessee
Waterfalls Village	Hamburg, New York
Weatherly Estates	Lebanon, Tennessee
Woodland Manor	West Monroe, New York
Woodlawn Village	Eatontown, New Jersey
Wood Valley	Caledonia, Ohio

Basis of Presentation

The Company prepares its financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company's subsidiaries are all 100% wholly-owned. The consolidated financial statements of the Company include all of these subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The Company does not have a majority or minority interest in any other Company, either consolidated or unconsolidated.

Use of Estimates

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as contingent assets and liabilities as of the dates of the consolidated balance sheets and revenue and expenses for the years then ended. These estimates and assumptions include the allowance for doubtful accounts, valuation of inventory, depreciation, valuation of securities, reserves and accruals, and stock compensation expense. Actual results could differ significantly from these estimates and assumptions.

Investment Property and Equipment and Depreciation

Property and equipment are carried at cost. Depreciation for Sites and Building (15 to 27.5 years) is computed principally on the straight-line method over the estimated useful lives of the assets. Depreciation of Improvements to Sites and Buildings, Rental Homes and Equipment and Vehicles (3 to 27.5 years) is computed principally on the straight-line method. Land Development Costs are not depreciated until they are put in use, at which time they are capitalized as Sites and Land Improvements. Interest Expense pertaining to Land Development Costs are capitalized. Maintenance and Repairs are charged to income as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year's results of operations.

The Company applies Financial Accounting Standards Board Accounting Standards Codification (ASC) 360-10, Property, Plant & Equipment (ASC 360-10) to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Acquisitions

The Company accounts for acquisitions in accordance with Accounting Standards Codification (ASC) 805, Business Combinations (ASC 805). Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, site and land improvements, buildings and improvements and rental homes. The Company allocates the purchase price of an acquired property generally determined by third-party appraisal of the property obtained in conjunction with the purchase.

Effective January 1, 2009 with the adoption of ASC 805, transaction costs, such as broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, related to acquisitions are expensed as incurred.

Unamortized Financing Costs

Costs incurred in connection with obtaining mortgages and other financings and refinancings are deferred and are amortized on a straight-line basis over the term of the related obligations, which is not materially different than the effective interest method. Unamortized costs are charged to expense upon prepayment of the obligation. As of December 31, 2011 and 2010, accumulated amortization amounted to $702,460 and $680,344, respectively. The Company estimates that aggregate amortization expense will be approximately $213,000 for 2012, $162,000 for 2013, $151,000 for 2014, $147,000 for 2015 and $147,000 for 2016.

Cash and Cash Equivalents

Cash and cash equivalents include bank repurchase agreements with original maturities of 90 days or less. The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits. The Company has not experienced any losses in these accounts in the past. The fair value of cash and cash equivalents approximates their current carrying amounts since all such items are short-term in nature.

Securities Available for Sale

Investments in non-real estate assets consist primarily of marketable securities. The Company individually reviews and evaluates our marketable securities for impairment on a quarterly basis or when events or circumstances occur. The Company considers, among other things, credit aspects of the issuer, amount of decline in fair value over cost and length of time in a continuous loss position. The Company has developed a general policy of evaluating whether an unrealized loss is other than temporary. On a quarterly basis, the Company makes an initial review of every individual security in its portfolio. If the security is impaired, the Company first determines our intent and ability to hold this investment for a period of time sufficient to allow for any anticipated recovery in market value. Next, the Company determines the length of time and the extent of the impairment. Barring other factors, including the downgrading of the security or the cessation of dividends, if the fair value of the security is below cost by less than 20% for less than 6 months and the Company has the intent and ability to hold the security, the security is deemed to not be other than temporarily impaired. Otherwise, the Company reviews additional information to determine whether the impairment is other than temporary. The Company discusses and analyzes any relevant information known about the security, such as:

a. Whether the decline is attributable to adverse conditions related to the security or to specific conditions in an industry or in a geographic area.
b. Any downgrading of the security by a rating agency.
c. Whether the financial condition of the issuer has deteriorated.
d. Status of dividends – Whether dividends have been reduced or eliminated, or scheduled interest payments have not been made.
e. Analysis of the underlying assets (including NAV analysis) using independent analysis or recent transactions.

The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. If a decline in fair value is determined to be other than temporary, an impairment charge is recognized in earnings and the cost basis of the individual security is written down to fair value as the new cost basis.

The Company's securities consist primarily of debt securities and common and preferred stock of other REITs. These securities are all publicly-traded and purchased on the open market, through private transactions or through dividend reinvestment plans. These securities are classified among three categories: held-to-maturity, trading and available-for-sale. As of December 31, 2011 and 2010, the Company's securities are all classified as available-for-sale and are carried at fair value based upon quoted market prices. Gains or losses on the sale of securities are based on identifiable cost and are accounted for on a trade date basis. Unrealized holding gains and losses are excluded from earnings and reported as a separate component of Shareholders' Equity until realized.

Derivative Instruments and Hedging Activities

The Company's primary strategy in entering into derivative contracts is to minimize the variability that changes in interest rates could have on its future cash flows. The Company generally employs derivative instruments that effectively convert a portion of its variable rate debt to fixed rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company had entered into various interest rate swap agreements that had the effect of fixing interest rates relative to specific mortgage loans. The Company's interest rate swap agreements were based upon 30-day LIBOR. The scheduled maturity dates, payment dates and the notional amounts of the interest rate swap agreements coincided with those of the underlying mortgages. As of December 31, 2011 and 2010, there were no interest rate swap agreements outstanding.

These interest rate swaps in 2009 did not qualify for hedge accounting under ASC 815-10, Derivatives and Hedging, which therefore resulted in all fair value adjustments to the carrying value of the derivatives being recorded as a component of current period earnings. The Company has recorded as a reduction to interest expense, non-cash fair value adjustment of $390,934 for the year ended December 31, 2009, based upon the change in fair value of the Company's interest rate swaps. This non-cash valuation adjustment was not settled for cash since the Company did not terminate the swap prior to maturity.

Inventory of Manufactured Homes

Inventory of manufactured homes is valued at the lower of cost or market value and is determined by the specific identification method. All inventory is considered finished goods.

Accounts, Notes and Other Receivables

The Company's accounts, notes and other receivables are stated at their outstanding balance reduced by an allowance for uncollectible accounts. The Company evaluates the recoverability of its receivables whenever events occur or there are changes in circumstances such that management believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan or lease agreements. The collectibility of loans is measured based on the present value of the expected future cash flow discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. Total notes receivables at December 31, 2011 and 2010 was $19,687,511 and $20,660,274, respectively. At December 31, 2011 and 2010, the reserves for uncollectible accounts, notes and other receivables were $812,521 and $873,694, respectively. For the years ended December 31, 2011, 2010 and 2009, the provisions for uncollectible notes and other receivables were $461,668, $471,815 and $332,907, respectively. Charge-offs and other adjustments related to repossessed homes for the years ended December 31, 2011, 2010 and 2009 amounted to $522,841, $837,530 and $520,464, respectively.

The Company's notes receivable primarily consists of installment loans collateralized by manufactured homes with principal and interest payable monthly. The average interest rate on these loans is approximately 10%. The average maturity is approximately 10 years.

Revenue Recognition

The Company derives its income primarily from the rental of manufactured home sites. The Company also owns approximately 900 rental units which are rented to residents. Rental and related income is recognized on the accrual basis over the term of the lease, which is typically one year or less.

Sale of manufactured homes is recognized on the full accrual basis when certain criteria are met. These criteria include the following: (a) initial and continuing payment by the buyer must be adequate: (b) the receivable, if any, is not subject to future subordination; (c) the benefits and risks of ownership are substantially transferred to the buyer; and (d) the Company does not have a substantial continued involvement with the home after the sale. Alternatively, when the foregoing criteria are not met, the Company recognizes gains by the installment method. Interest income on loans receivable is not accrued when, in the opinion of management, the collection of such interest appears doubtful.

Net Income Per Share

Basic net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period (14,506,679, 12,767,904 and 11,412,536 in 2011, 2010 and 2009, respectively). Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the weighted-average number of net shares that would be issued upon exercise of stock options pursuant to the treasury stock method (14,562,018, 12,822,644 and 11,417,664 in 2011, 2010 and 2009, respectively) (See Note 6). Options in the amount of 55,339, 54,740 and 5,128 for 2011, 2010 and 2009, respectively, are included in the diluted weighted average shares outstanding. As of December 31, 2011, 2010 and 2009, options to purchase 547,000, 518,000 and 594,000 shares, respectively, were antidilutive.

Stock Option Plans

The Company accounts for awards of stock options and restricted stock in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period). The compensation cost for stock option grants is determined using option pricing models, intended to estimate the fair value of the awards at the grant date less estimated forfeitures. The compensation expense for restricted stock is recognized based on the fair value of the restricted stock awards less estimated forfeitures. The fair value of restricted stock awards is equal to the fair value of the Company's stock on the grant date. Compensation costs of $295,042, $101,004 and $36,283 have been recognized in 2011, 2010 and 2009, respectively. Included in Note 6 to these consolidated financial statements are the assumptions and methodology.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of the change in unrealized gains or losses on securities available for sale. Comprehensive income is presented in the consolidated statements of shareholders' equity and comprehensive income.

New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-01, Equity (Topic 505) – Accounting for Distributions to Shareholders with Components of Stock and Cash. ASU 2010-01 clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the amount of cash that all shareholders can elect to receive is considered a share issuance. ASU 2010-01 is effective for interim and annual periods ending on or after December 15, 2009 and should be applied on a retrospective basis. The adoption of ASU 2010-01 did not have any impact on our financial position, results of operations or cash flows since UMH distributed only cash dividends.

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This ASU requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements. ASU 2010-06 requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010; early adoption is permitted. The adoption of ASU 2010-06 did not have a material impact on our financial position, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC Topic 310, "Receivables," which will require significant new disclosures about the allowance for credit losses and the credit quality of an entity's financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of financing receivables by disclosing an evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The new and amended disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of ASU 2010-20 did not have a material impact on our financial position, results of operations or cash flows.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805) – Disclosure of Supplementary Pro Forma Information for Business Combinations. ASU 2010-29 addresses the diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in ASU 2010-29 specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in ASU 2010-29 also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The pronouncement was issued to provide a uniform framework for fair value measurements and related disclosures between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 will not have a material impact on our financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 allows an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of ASU 2011-05 will not have a material impact on our financial position, results of operations or cash flows.

NOTE 3 – INVESTMENT PROPERTY AND EQUIPMENT

Acquisitions in 2011

On June 29, 2011, the Company acquired three manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,300,000. The purchase price also included rental homes and equipment. These three all-age communities, Countryside Village in Columbia, Tennessee, Shady Hills in Nashville, Tennessee, and Trailmont in Goodlettsville, Tennessee, total 693 developed sites situated on 209 acres. The average occupancy for these communities is approximately 73%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On October 28, 2011, the Company acquired Clinton Mobile Home Resort from an unrelated entity, for a total purchase price of $3,450,000. This 55 and older community, located in Tiffin, Ohio, has a total of 116 developed sites situated on 24 acres. The average occupancy for these communities is 98%. The Company used proceeds from the preferred stock offering to finance this acquisition.

On December 14, 2011, the Company acquired City View from an unrelated entity, for a total purchase price of $750,000. This all-age community, located in Lewistown, Pennsylvania, has a total of 59 developed sites situated on 22 acres. The average occupancy for these communities is 75%. The Company used proceeds from the preferred stock offering to finance this acquisition.

Acquisitions in 2010

On June 4, 2010, the Company acquired two manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $13,200,000. The purchase price also included related notes receivables, rental homes and equipment. Proceeds from homes sold prior to acquisition of approximately $23,200 have been treated as a reduction in the purchase price. Sunny Acres is a 207 space community located in Somerset, PA. Suburban Estates is a 200 space community located in Greensburg, PA. The Company obtained a $7,478,250 mortgage from Sun National Bank at a fixed rate of 6.5% which matures on June 1, 2020. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 3%. The Company utilized its margin loan for the remaining purchase price.

On December 15, 2010, the Company acquired five manufactured home communities from ARCPA Properties, LLC, an unrelated entity, for a total purchase price of $24,250,000. The purchase price also included related notes receivables, rental homes and equipment. Proceeds from homes sold prior to acquisition of approximately $147,400 have been treated as a reduction in the purchase price. These five all-age communities, Brookside Village, Maple Manor, Moosic Heights, Oakwood Lake Village and Pleasant View Estates, total 824 developed sites situated on 215 acres. The average occupancy for these communities is approximately 86%. The Company obtained a $15,000,000 mortgage from KeyBank National Association (KeyBank), borrowed $3,000,000 on its unsecured line of credit, and took down the balance from its margin line. Interest on the KeyBank mortgage is at LIBOR plus 350 basis points. This mortgage payable is due on December 15, 2013 but may be extended for an additional year. On December 13, 2011, this mortgage was refinanced with Oritani Bank (See Note 5).

See Note 17 for the Unaudited Pro Forma Financial Information relating to these acquisitions.

Accounting Standards Codification (ASC) 805-10, Business Combinations, requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value". Accordingly, acquisition costs incurred, which would have previously been capitalized, are expensed currently. The Company has recognized $260,463 and $447,577 in professional fees and other acquisition costs in our results of operations for the years ended December 31, 2011 and 2010, respectively.

The following is a summary of accumulated depreciation by major classes of assets:

	December 31, 2011	December 31, 2010
Site and Land Improvements	$ 50,997,031	$ 46,725,262
Buildings and Improvements	2,505,536	2,365,168
Rental Homes and Accessories	5,491,526	4,860,443
Equipment and Vehicles	7,560,988	7,191,415
Total Accumulated Depreciation	$ 66,555,081	$ 61,142,288

NOTE 4 – SECURITIES AVAILABLE FOR SALE

The Company's securities available for sale consist primarily of common and preferred stock of other REITs. The Company does not own more than 10% of the outstanding shares of any of these securities, nor does it have controlling financial interest.

As of December 31, 2011 and 2010, the Company's securities are all classified as available-for-sale. See Note 14 for Fair Value Measurements.

The following is a listing of securities available for sale at December 31, 2011:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
American Land Lease, Inc. (2)	A	7.750%	46,200	$ 397,547	$ 1,004,850
Ashford Hospitality Trust	E	9.000%	24,000	600,063	584,400
Ashford Hospitality Trust	A	8.550%	10,000	251,205	242,700
CapLease Inc.	A	8.125%	14,000	293,473	336,420
CBL & Associates Properties	D	7.375%	3,000	68,126	71,040
CBL & Associates Properties	C	7.750%	15,000	359,011	373,350
Cogdell Spencer	A	8.500%	30,200	752,642	764,060
Commonwealth REIT	D	6.500%	55,000	630,698	1,115,950
Cousins Properties	B	7.500%	3,500	82,146	84,630
Developers Diversified Realty Corporation	I	7.500%	4,000	43,755	98,120
Digital Realty Trust Inc.	E	7.000%	4,000	100,000	102,400
Dupont Fabros Technology, Inc.	A	7.875%	26,412	657,703	663,205
Entertainment Properties REIT	D	7.375%	1,000	24,636	24,940
Equity Lifestyle Properties, Inc.	A	8.034%	22,500	562,390	569,475
iStar Financial Inc.	I	7.500%	10,500	190,597	145,740
iStar Financial Inc.	D	8.000%	1,500	30,756	22,785
iStar Financial Inc.	E	7.875%	11,000	203,221	159,060
Kite Realty Group Trust	A	8.250%	63,000	1,552,348	1,459,080
LaSalle Hotel Properties	H	7.500%	32,000	784,172	783,360
LaSalle Hotel Properties	D	7.500%	3,797	95,034	91,318
Lexington Realty Trust	B	8.050%	25,000	502,222	623,750
Lexington Realty Trust	C	6.500%	6,000	247,860	251,940
Lexington Realty Trust	D	7.550%	1,500	36,329	36,442
MPG Office Trust, Inc. (3)	A	7.625%	12,000	13,560	149,880
Parkway Properties, Inc.	D	8.000%	13,400	331,241	310,344
STAG Industrial, Inc.	A	9.000%	9,000	224,885	225,450
Vornado Realty Trust	D	7.875%	4,000	96,111	109,920
Total Preferred Stock				9,131,731	10,404,609
Common Stock:					
Commonwealth REIT			140,000	2,942,699	2,329,600
Getty Realty Corp.			105,700	2,370,708	1,474,515
Gladstone Commercial Corporation			60,000	1,041,990	1,053,000
Monmouth Real Estate Investment Corporation (1)			1,726,254	14,111,176	15,795,213
Nobility Homes, Inc.			20,000	158,200	104,000
Omega Healthcare REIT Investors			45,000	746,936	870,750
One Liberty Properties, Inc.			30,000	446,025	495,000
Pennsylvania Real Estate Investment Trust			455,000	4,542,158	4,750,200
ProLogis			22,320	537,572	638,129
Stag Industrial Inc.			337,500	3,945,136	3,871,125
Sun Communities, Inc.			30,900	519,228	1,128,777
Urstadt Biddle Properties Incorporated			21,200	343,350	383,296
Total Common Stock				31,705,178	32,893,605
Total Securities Available for Sale				$ 40,836,909	$ 43,298,214

(1) Related entity – See Note 8.
(2) Issuer suspended dividends during 2009, but has since resumed dividend payments.
(3) Issuer suspended dividends during 2009.

The following is a listing of securities available for sale at December 31, 2010:

	Series	Interest Rate	Number of Shares	Cost	Market Value
Equity Securities:					
Preferred Stock:					
American Land Lease, Inc. (2)	A	7.750%	44,600	$ 363,490	$ 869,700
CapLease Inc.	A	8.125%	14,000	293,473	344,400
CommonWealth REIT	D	6.500%	78,000	1,034,367	1,708,972
Developers Diversified Realty Corporation	I	7.500%	4,000	43,755	95,280
FelCor Lodging Trust Incorporated (2)	A	7.800%	35,200	328,023	878,240
FelCor Lodging Trust Incorporated (2)	C	8.000%	29,000	239,373	719,490
iStar Financial Inc.	E	7.875%	21,000	80,640	371,070
Lexington Realty Trust	B	8.050%	19,000	354,419	479,750
MPG Office Trust, Inc. (3)	A	7.625%	12,000	13,560	190,200
Parkway Properties, Inc.	D	8.000%	10,900	268,073	279,149
Vornado Realty Trust	D	7.875%	4,000	96,112	106,680
Total Preferred Stock				3,115,285	6,042,931
Common Stock:					
AMB Property Corporation			10,000	235,811	317,100
Getty Realty Corp.			15,000	370,015	469,200
CommonWealth REIT			35,000	715,484	892,850
Monmouth Real Estate Investment Corporation (1)			1,608,407	13,336,308	13,671,456
Nobility Homes, Inc.			20,000	158,200	162,200
Pennsylvania Real Estate Investment Trust			240,000	2,038,600	3,487,200
ProLogis			50,000	542,609	722,000
Sun Communities, Inc.			84,000	1,638,045	2,798,040
Urstadt Biddle Properties Incorporated			10,000	156,739	194,500
Total Common Stock				19,191,811	22,714,546
Total Securities Available for Sale				$ 22,307,096	$ 28,757,477

(1) Related entity – See Note 8.
(2) Issuer suspended dividends during 2009, but has since resumed dividend payments.
(3) Issuer suspended dividends during 2009.

On July 31, 2007, Monmouth Real Estate Investment Corporation (MREIC) and Monmouth Capital Corporation (MCC), both related entities to the Company, completed a strategic combination whereby a wholly-owned subsidiary of MREIC merged with and into MCC, and MCC survived as a wholly-owned subsidiary of MREIC. Each outstanding share of MCC's common stock was converted into and exchanged for 0.655 shares of MREIC's common stock. At the time of the merger, the Company had 107,403 shares of MCC common stock which was converted and exchanged for 70,349 shares of MREIC's common stock. Additionally, the Company's $1,000,000 investment in MCC's outstanding 8% Convertible Subordinated Debentures due 2013 (2013 debenture) was convertible into MREIC common stock at an adjusted conversion price of $9.16 per share, and the Company's $5,000,000 investment in MCC's outstanding 8% Convertible Subordinated Debentures due 2015 (2015 debenture) was convertible into MREIC common stock at an adjusted conversion price of $11.45 per share. The 2013 debenture was repurchased by MREIC on October 10, 2009, at par. The 2015 debenture was repurchased by MREIC on December 13, 2010, at par.

On September 13, 2007, the Company purchased 1,000,000 shares of MREIC common stock from Palisade Concentrated Equity Partnership, L.P.(Palisade), an unrelated entity. The total consideration for the purchase was $8,500,000. On November 23, 2007, the Company purchased an additional 325,704 shares of MREIC common stock from Palisade for a total consideration of $2,768,484. The Company has also purchased additional shares of

MREIC common stock through MREIC's Dividend Reinvestment and Stock Purchase Plan. The Company now owns a total of 1,726,254 shares of MREIC common stock, representing 4.4% of the total shares outstanding at December 31, 2011.

As of December 31, 2011, the Company had 13 securities that were temporarily impaired. The Company considers many factors in determining whether a security is other than temporarily impaired, including the nature of the security and the cause, severity and duration of the impairment. The following is a summary of temporarily impaired securities at December 31, 2011:

	Less Than 12 Months		12 Months or Longer	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Preferred Stock	$3,798,787	($239,849)	$ -0-	$ -0-
Common Stock	7,779,240	(1,637,504)	-0-	-0-
Total	$11,578,027	($1,877,353)	$ -0-	$ -0-

The following is a summary of the range of the losses:

Number of Individual Securities	Fair Value	Unrealized Loss	Range of Loss
7	$7,342,327	($216,872)	Less than or equal to 10%
4	2,657,185	(710,087)	Less than or equal to 30%
2	1,578,515	(950,394)	Less than or equal to 40%
13	$11,578,027	($1,877,353)	

The Company has determined that these securities are temporarily impaired as of December 31, 2011. The Company normally holds REIT securities long term and has the ability and intent to hold securities to recovery. The Company had total net unrealized gains on its securities portfolio of $2,461,305 as of December 31, 2011.

The Company has an investment in one REIT security which is at a loss of approximately $900,000 or 38% as of December 31, 2011. The Company has determined that this security was temporarily impaired as of December 31, 2011. Management is continuing to monitor this security for other than temporary impairment under its policy. If the fair value of this security continues to decline or the security is downgraded, then the Company may have to record an impairment loss related to this security in future periods.

During the years ended December 31, 2011, 2010 and 2009, the Company received proceeds of $5,263,695, $17,254,660 and $4,139,001, on sales or redemptions of securities available for sale, respectively. The Company recorded the following Gain (Loss) on Securities Transactions, net:

	2011	2010	2009
Gross realized gains	$2,692,649	$3,970,927	$ 706,833
Gross realized losses	-0-	(39,047)	(602,181)
Impairment loss	-0-	-0-	(1,908,798)
Total Gain (Loss) on Securities Transactions, net	$2,692,649	$3,931,880	($1,804,146)

During 2009, the Company recognized a loss of $1,804,146, primarily due to write-downs to the carrying value of securities available for sale which were considered other than temporarily impaired. As of December 31, 2010, the securities portfolio had unrealized net gains of $6,450,381. As of December 31, 2011, the securities portfolio had unrealized net gains of $2,461,305.

Dividend income for the years ended December 31, 2011, 2010 and 2009 amounted to $2,512,057, $1,762,609 and $1,952,862, respectively. Interest income for the years ended December 31, 2011, 2010 and 2009 amounted to $1,991,180, $2,817,059 and $2,632,055, respectively.

The Company had margin loan balances of $13,662,267 and $5,185,212 at December 31, 2011 and 2010, respectively, which were collateralized by the Company's securities portfolio. Additionally, at December 31, 2010, the Company also had a $2,500,000 loan with Two River Community Bank collateralized by 875,000 shares of Monmouth Real Estate Investment Corporation common stock (See Note 5).

NOTE 5 – LOANS AND MORTGAGES PAYABLE

Loans Payable

The Company purchases securities on margin. The interest rates charged on the margin loans at December 31, 2011 and 2010 was 2%. These loans are due on demand. At December 31, 2011 and 2010, the margin loans amounted to $13,662,267 and $5,185,212, respectively, and are collateralized by the Company's securities portfolio. The Company must maintain a coverage ratio of approximately 50%.

The Company had a $7,500,000 revolving credit agreement with GE Commercial Distribution Finance Corporation (GE) (formerly Transamerica Commercial Finance Corporation) to finance inventory purchases. During 2011, GE limited its inventory financing to specific manufacturers. Therefore, the Company obtained $3,000,000 of additional inventory financing lines of credit with other inventory financing companies. Interest rates on these new lines range from prime with a minimum of 6% to prime plus 2% with a minimum of 8% after 18 months. Additionally, GE reviews the Company's inventory financing line annually and adjusts the amount of the line based upon the amount outstanding on the line. During its current review, GE reduced the line from $6,000,000 to $2,000,000. As of December 31, 2011 and December 31, 2010, the total amount outstanding on these lines was $2,367,366 and $3,450,951, respectively.

The Company has a revolving line of credit with Sun National Bank secured by the Company's eligible notes receivables. The maximum availability on this line is $10,000,000. Interest was at the prime rate. This revolving line of credit had a maturity date of April 1, 2011 but was modified and extended during 2011. The interest rate was modified from prime to LIBOR plus 350 basis points. Advances were increased from 50% of eligible notes receivables secured by manufactured home loans to 60%. As of December 31, 2011 and 2010, the amount outstanding on this revolving line of credit was $7,920,199 and $8,100,000, respectively. As of December 31, 2011 and 2010, the interest rates were 3.77% and 3.25%, respectively. This revolving line of credit expires on June 30, 2014.

The Company had a $2,500,000 loan with Two River Community Bank, collateralized by 875,000 shares of Monmouth Real Estate Investment Corporation common stock. The interest on this loan was 6.75%. This loan was due on November 8, 2010, but was extended to October 31, 2011. This loan was repaid on June 1, 2011.

Unsecured Lines of Credit

During 2011, the Company extended its $5,000,000 unsecured line of credit with Bank of America. As of December 31, 2011 and 2010, the amounts outstanding on this credit line was $-0- and $3,000,000, respectively. This line of credit expires on August 31, 2012.

Mortgages Payable

The following is a summary of mortgages payable:

	At December 31, 2011		Balance at December 31,	
Property	**Due Date**	**Interest Rate**	**2011**	**2010**
Allentown	12/01/11	6.36%	$ -0-	$ 4,676,776
Cedarcrest	04/01/21	5.125%	9,417,680	-0-
Cranberry Village	12/01/18	6.8%	2,990,316	3,080,764
D & R Village and Waterfalls Village	02/27/13	5.614%	7,670,858	7,950,165
Fairview Manor	02/01/17	5.785%	10,720,691	10,893,447
Forest Park Village	12/01/18	6.8%	2,990,316	3,080,764
Heather Highlands	08/28/18	Prime + 1.0%	1,847,558	2,109,877
Highland Estates	09/01/17	6.175%	9,887,460	10,028,889
Oxford Village	01/01/20	5.94%	7,850,087	7,998,109
Port Royal Village	04/01/12	7.36%	4,744,677	4,830,956
Sandy Valley Estates	07/01/12	LIBOR + 4.0%	2,031,946	2,238,046
Somerset Estates/Whispering Pines	02/26/19	4.89%	1,185,835	1,321,089
Southwind Village	01/01/20	5.94%	6,270,422	6,388,658
Suburban Estates and Sunny Acres	06/01/20	6.5%	7,174,164	7,368,234
Weatherly Estates	05/28/14	Prime + 2%	-0-	3,850,003
Various (5 properties)	01/01/22	4.25%	15,500,000	15,000,000
Total Mortgages Payable			$90,282,010	$90,815,777

At December 31, 2011 and 2010, mortgages were collateralized by real property with a carrying value of $99,358,951 and $105,019,668, respectively, before accumulated depreciation and amortization. Interest costs amounting to $294,150, $309,000 and $273,231 were capitalized during 2011, 2010 and 2009, respectively, in connection with the Company's expansion program.

Recent Financing

During 2010, the Company modified and extended its mortgage on Sandy Valley Estates. The interest rate was modified from LIBOR plus 450 basis points to LIBOR plus 400 basis points. As of December 31, 2011 and 2010, the interest rates were 4.28% and 4.26%, respectively. The maturity was extended to July 1, 2012.

On June 4, 2010, the Company entered into a $7,478,250 mortgage from Sun National Bank for the acquisition of Suburban Estates and Sunny Acres. This mortgage is at a fixed rate of 6.5% and matures on June 1, 2020. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 3%.

On December 15, 2010, the Company obtained a $15,000,000 mortgage from KeyBank National Association (KeyBank mortgage) for the acquisition of Brookside Village, Maple Manor, Moosic Heights, Oakwood Lake Village and Pleasant View Estates. Interest on this mortgage is at LIBOR plus 350 basis points. The interest rate at December 31, 2010 was 3.76%. This mortgage payable is due on December 15, 2013 but may be extended for an additional year.

On March 28, 2011, the Company obtained a $9,520,000 mortgage on Cedarcrest Village from Oritani Bank. This mortgage is at a fixed rate of 5.125% and matures on April 1, 2021. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 2%. The monthly payment of principal and interest is based on a 30-year amortization schedule.

On December 13, 2011, the Company obtained a new $15,500,000 mortgage loan from Oritani Bank, to refinance the KeyBank mortgage. This mortgage is at a fixed rate of 4.25% and matures on January 1, 2022. The interest rate will reset after five years to the rate the Federal Home Loan Bank of New York charges to its members plus 1.9%. The monthly payment of principal and interest is based on a 30-year amortization schedule. Proceeds of this mortgage were used to pay off the existing floating rate debt.

On June 1, 2011, the Company repaid its mortgage on Weatherly Estates in the amount of approximately $3,800,000.

The aggregate principal payments of all mortgages payable are scheduled as follows:

2012	$ 8,899,127
2013	9,316,142
2014	2,049,945
2015	2,166,363
2016	2,281,757
Thereafter	65,568,676
Total	$90,282,010

NOTE 6 – EMPLOYEE STOCK OPTIONS

On August 14, 2003, the shareholders approved and ratified the Company's 2003 Stock Option Plan (the 2003 Plan) authorizing the grant to officers and key employees of options to purchase up to 1,500,000 shares of common stock. On June 7, 2010, the shareholders approved and ratified an amendment and restatement of the Plan. The amendment and restatement made two substantive changes: (1) the inclusion of Directors as participants in the Plan, and (2) the ability to grant restricted stock to Directors, officers and key employees. The amendment and restatement also made other conforming, technical and other non-substantive changes. There was no change to the total number of shares subject to grant under the Plan. The amendment and restatement also makes certain modifications and clarifications, including concerning administration and compliance with applicable tax rules, such as Section 162(m) of the Internal Revenue Code.

Options or restricted stock may be granted any time as determined by the Company's Compensation Committee up through August 14, 2013. All options are exercisable one year from the date of grant. The option price shall not be below the fair market value at date of grant. If options granted under the 2003 Plan expire or terminate for any reason without having been exercised in full, the Shares subject to, but not delivered under, such options shall become available for additional option grants under the 2003 Plan.

The Compensation Committee determines the recipients of restricted stock award; the number of restricted shares to be awarded; the length of the restricted period of the award; the restrictions applicable to the award including, without limitation, the employment or retirement status of the participant; rules governing forfeiture and restrictions applicable to any sale, assignment, transfer, pledge or other encumbrance of the restricted stock during the restricted period; and the eligibility to share in dividends and other distributions paid to the Company's stockholders during the restricted period. The maximum number of shares underlying restricted stock awards that may be granted in any one fiscal year to a participant shall be 100,000 shares.

Unless otherwise provided for in an underlying restricted stock award agreement, if a participant's status as an employee or director of the Company is terminated by reason of death or disability, the restrictions will lapse on such date. Unless otherwise provided for in an underlying restricted stock award agreement, the Plan provides that if an individual's status as an employee or director is terminated by reason of retirement following an involuntary termination (other than for "cause" as defined in the 2003 Plan), the restrictions will generally lapse, unless the restricted stock award is intended to constitute "performance based" compensation for purposes of Section 162(m) of the Internal Revenue Code. If a participant's status as an employee or director terminates for any other reason, the Plan provides that a participant will generally forfeit any outstanding restricted stock awards, unless otherwise indicated in the applicable award agreement. Shares of restricted stock that are forfeited become available again for issuance under the 2003 Plan. The Compensation Committee has the authority to accelerate the time at which the restrictions may lapse whenever it considers that such action is in the best interests of the Company and of its stockholders, whether by reason of changes in tax laws, a "change in control" as defined in the 2003 Plan or otherwise.

The Company accounts for stock options in accordance with ASC 718-10, Compensation-Stock Compensation. ASC 718-10 requires that compensation cost for all stock awards be calculated and amortized over the service period (generally equal to the vesting period).

Stock Options

During the year ended December 31, 2011, twelve employees were granted options to purchase a total of 80,000 shares. During the year ended December 31, 2010, fourteen employees were granted options to purchase a total of 111,000 shares. During the year ended December 31, 2009, seventeen employees were granted options to purchase a total of 138,000 shares. The fair value of those options for the years ended December 31, 2011, 2010 and 2009 was approximately $81,000, $66,000 and $37,000, respectively, based on assumptions noted below and is being amortized over the 1-year vesting period. The remaining unamortized stock option expense was $40,400 as of December 31, 2011, and that amount will be expensed in 2012.

The Company calculates the fair value of each option grant on the grant date using the Black-Scholes option-pricing model which requires the Company to provide certain inputs, as follows:

- The assumed dividend yield is based on the Company's expectation of an annual dividend rate for regular dividends over the estimated life of the option.
- Expected volatility is based on the historical volatility of the Company's stock over a period relevant to the related stock option grant.
- The risk-free interest rate utilized is the interest rate on U.S. Government Bonds and Notes having the same life as the estimated life of the Company's option awards.
- Expected life of the options granted is estimated based on historical data reflecting actual hold periods.
- Estimated forfeiture is based on historical data reflecting actual forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the following years:

	2011	2010	2009
Dividend yield	7.00%	8.85%	9.25%
Expected volatility	24.81%	23.59%	21.14%
Risk-free interest rate	2.46%	2.67%	2.62%
Expected lives	8	8	8
Estimated forfeitures	-0-	-0-	-0-

During the year ended December 31, 2011, options to one employee to purchase a total of 10,000 shares were exercised. No options were exercised during 2010 or 2009. During the year ended December 31, 2011, options to eight employees to purchase a total of 51,000 shares expired. During the year ended December 31, 2010, options to six employees to purchase a total of 38,000 shares expired. During the year ended December 31, 2009, options to two employees to purchase a total of 6,000 shares expired.

A summary of the status of the Company's stock option plans as of December 31, 2011, 2010 and 2009 and changes during the years then ended are as follows:

	2011		2010		2009	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	731,000	$12.33	658,000	$12.63	526,000	$14.08
Granted	80,000	11.16	111,000	10.77	138,000	6.99
Exercised	(10,000)	7.56	-0-	-0-	-0-	-0-
Expired	(51,000)	15.94	(38,000)	12.83	(6,000)	10.60
Outstanding at end of year	750,000	12.03	731,000	12.33	658,000	12.63
Options exercisable at end of year	670,000		620,000		520,000	
Weighted-average fair value of options granted during the year		$1.01		$.60		$.27

The following is a summary of stock options outstanding as of December 31, 2011:

Date of Grant	Number of Employees	Number of Shares	Option Price	Expiration Date
01/16/04	1	25,000	18.62	01/16/12
07/06/04	7	30,000	13.05	07/06/12
02/01/05	1	43,600	15.62	02/01/13
02/01/05	1	6,400	17.19	02/01/13
07/18/05	9	34,000	15.05	07/18/13
01/09/06	1	44,200	15.62	01/09/14
01/09/06	1	5,800	17.21	01/09/14
07/21/06	9	34,000	15.15	07/21/14
01/03/07	1	44,200	15.51	01/03/15
01/03/07	1	5,800	17.06	01/03/15
07/16/07	12	51,000	14.21	07/16/15
09/20/07	2	7,000	13.19	09/20/15
01/08/08	1	42,300	11.79	01/08/16
01/08/08	1	7,700	12.97	01/08/16
09/25/08	13	45,000	7.55	09/25/16
01/07/09	1	14,000	7.12	01/07/17
01/07/09	1	61,000	6.42	01/07/17
03/03/09	1	3,000	5.42	03/03/17
06/22/09	14	55,000	7.57	06/22/17
01/08/10	1	10,900	9.13	01/08/18
01/08/10	1	14,100	8.30	01/08/18
07/27/10	12	80,000	11.40	07/27/18
08/11/10	1	6,000	11.23	08/11/18
07/05/11	12	80,000 *	11.16	07/05/19
		750,000		

* Unexercisable

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for the options that were in-the-money. The aggregate intrinsic value of options outstanding as of December 31, 2011, 2010 and 2009 was $406,673, $613,743 and $251,930, respectively, of which $406,673, $575,290 and $46,500 relate to options exercisable. The intrinsic value of options exercised in 2011, 2010 and 2009 was $28,200, -0- and -0-, respectively, determined as of the date of option exercise. The weighted-average remaining contractual term of the above options was 4.1, 4.5 and 4.6 years as of December 31, 2011, 2010 and 2009, respectively.

Restricted Stock

In July 2011, the Company awarded 74,000 shares of common stock to 10 participants of the 2003 Plan. The grant date fair value of restricted stock grants awarded to participants was $825,840. In August 2010, the Company awarded 60,000 shares of common stock to 5 participants of the 2003 Plan. The grant date fair value of restricted stock grants awarded to participants was $690,600. These grants vest over 5 years. As of December 31, 2011, there remained a total of $1,238,186 of unrecognized restricted stock compensation related to outstanding nonvested restricted stock grants awarded under the 2003 Plan and outstanding at that date. Restricted stock compensation is expected to be expensed over a remaining weighted average period of 4.2 years. For the year ended December 31, 2011 and 2010, amounts charged to compensation expense totaled $220,704 and $57,550, respectively.

A summary of the status of the Company's nonvested restricted stock awards as of December 31, 2011 and 2010, and changes during the year ended December 31, 2011 and 2010 are presented below:

	2011		2010	
	Shares	**Weighted-Average Grant Date Fair Value**	**Shares**	**Weighted-Average Grant Date Fair Value**
Nonvested at beginning of year	60,000	$11.51	-0-	$-0-
Granted	74,000	11.16	60,000	11.51
Vested	(12,000)	11.51	-0-	-0-
Forfeited	-0-	-0-	-0-	-0-
Nonvested at end of year	122,000	$11.30	60,000	$11.51

As of December 31, 2011, there were 632,188 shares available for grant under the 2003 Plan.

NOTE 7 – 401(k) PLAN

All full-time employees who are over 21 years old and have completed one year of service (as defined) are eligible for the Company's 401(k) Plan (Plan). Under this Plan, an employee may elect to defer his/her compensation (up to a maximum of $16,500, annually adjusted) and have it contributed to the Plan. Employer contributions to the Plan are at the discretion of the Company. During 2011, 2010 and 2009, the Company made matching contributions to the Plan of up to 100% of the first 3% of employee salary and 50% of the next 2% of employee salary. The total expense relating to the Plan, including matching contributions amounted to $118,454, $95,154 and $87,705 in 2011, 2010 and 2009, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS AND OTHER MATTERS

Transactions with Monmouth Real Estate Investment Corporation

There are six Directors of the Company who are also Directors and shareholders of Monmouth Real Estate Investment Corporation (MREIC). The Company holds common stock of MREIC in its securities portfolio. As of December 31, 2011, the Company owns a total of 1,726,254 shares of MREIC common stock, representing 4.4% of the total shares outstanding at December 31, 2011 (See Note 4).

The Company operates in conjunction with MREIC. Some general and administrative expenses are allocated between the Company and MREIC based on use or services provided, pursuant to a cost sharing arrangement. Allocations of salaries and benefits are made based on the amount of the employees' time dedicated to each company.

Salary, Directors', Management And Legal Fees

The Company has an Employment Agreement with Mr. Eugene W. Landy, Chairman of the Board. Under this agreement, Mr. Landy received an annual base compensation of $150,000 (as amended) plus bonuses and customary fringe benefits, including health insurance, participation in the Company's 401(k) Plan, stock options, five weeks' vacation and use of an automobile. Additionally, there may be bonuses voted by the Board of Directors. The Employment Agreement is terminable by either party at any time subject to certain notice requirements. On severance of employment by the Company, Mr. Landy will receive severance of $450,000, payable $150,000 on severance and $150,000 on the first and second anniversaries of severance. In the event of disability, Mr. Landy's compensation will continue for a period of three years, payable monthly. On retirement, Mr. Landy will receive a pension of $50,000 a year for ten years, payable in monthly installments. In the event of death, Mr. Landy's designated beneficiary will receive $450,000, $100,000 thirty days after death and the balance one year after death. The Employment Agreement automatically renews each year for successive one-year periods. Effective January 1, 2004, this agreement was amended to increase Mr. Landy's annual base compensation to $175,000. Additionally, Mr. Landy's pension benefit of $50,000 per year has been extended for an additional three years. On April 14, 2008, the Company executed a Second Amendment to the Employment Agreement with Mr. Landy (the second amendment). The second amendment provides that in the event of a change in control, Eugene W. Landy shall receive a lump sum payment of $1,200,000, provided the sale price of the Company is at least $16 per share of common stock. A change of control shall be defined as the consummation of a reorganization, merger, share exchange, consolidation, or sale or disposition of all or substantially all of the assets of the Company. This change of control provision shall not apply to any combination between the Company and MREIC. Payment shall be made simultaneously with the closing of the transaction, and only in the event that the transaction closes. During 2011, Mr. Landy was also awarded an Outstanding Leadership Achievement Award in the amount of $250,000 per year for three years. Additionally, Mr. Landy received $24,000, $20,000 and $16,500 for the years ended December 31, 2011, 2010, and 2009, respectively, as a Director. The firm of Eugene W. Landy received $17,500, $-0- and $17,500 during 2011, 2010, and 2009, respectively, as legal fees.

Effective January 1, 2009, the Company and Samuel A. Landy entered into a new three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $300,000 for 2009, $315,000 for 2010 and $330,000 for 2011, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy will also receive stock options to purchase 75,000 shares in January 2009 and 25,000 shares in January 2010. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. Mr. Landy also received $24,000, $20,000 and $16,500 for the years ended December 31, 2011, 2010 and 2009, respectively, as a Director.

Effective January 1, 2009, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $248,200 for 2009, $260,600 for 2010 and $273,700 for 2011, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement. Ms. Chew also received $24,000, $20,000 and $16,500 for the years ended December 31, 2011, 2010 and 2009, respectively, as a Director.

Effective January 1, 2010, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $178,126 for 2010, $178,126 for 2011 and $196,000 for 2012, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation and reimbursement of reasonable and necessary business expenses. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Samuel A. Landy entered into a three-year Employment Agreement under which Mr. Samuel Landy receives an annual base salary of $378,000 for 2012, $396,900 for 2013 and $416,745 for 2014, subject to increases in Funds from Operations (FFO) of 3% per year or 9% over the three-year period. If this increase is not met, the salary increase will be limited to the increase in the consumer price index. Bonuses are based on performance goals relating to FFO, home sales, occupancy and acquisitions, with a maximum of 21% of salary. Mr. Samuel Landy will also receive a restricted stock grant of 25,000 shares in 2012. In each subsequent calendar year of employment pursuant to the Agreement, restricted stock shall be awarded to Mr. Samuel Landy at the discretion of the Compensation Committee of the Board of Directors. Mr. Samuel Landy will receive customary fringe benefits, four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Mr. Samuel Landy for the cost of a disability insurance policy. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, Mr. Samuel Landy will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Anna T. Chew entered into a new three-year employment agreement, under which Ms. Chew receives an annual base salary of $287,385 for 2012, $301,754 for 2013 and $316,841 for 2014, plus bonuses and customary fringe benefits. Ms. Chew will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. The Company will reimburse Ms. Chew for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. In the event of a merger, sale or change of voting control of the Company, excluding transactions between the Company and MREIC, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control, or the employee may terminate the employment agreement and be entitled to receive one year's compensation in accordance with the agreement. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Effective January 1, 2012, the Company and Allison Nagelberg, General Counsel, entered into a three-year employment agreement, under which Ms. Nagelberg receives an annual base salary of $250,000 for 2012, $262,500 for 2013 and $275,625 for 2014, plus bonuses and customary fringe benefits. Ms. Nagelberg will also receive four weeks vacation, reimbursement of reasonable and necessary business expenses and use of an automobile. Pursuant to this employment agreement, the Company will also pay on behalf of Ms. Nagelberg, all tuition and fees associated with her pursuit of an Executive MBA degree. The Company will reimburse Ms. Nagelberg for the cost of a disability insurance policy such that, in the event of the employee's disability for a period of more than 90 days, the employee will receive benefits up to 60% of her then-current salary. As an alternative to long-term disability,

Employee shall have the option to purchase and/or maintain, and be fully reimbursed for, a short-term disability policy on terms to be approved by the Corporation. In the event of a merger, sale or change of voting control of the Company, the employee will have the right to extend and renew this employment agreement so that the expiration date will be three years from the date of merger, sale or change of voting control. If there is a termination of employment by the Company for any reason, either involuntary or voluntary, including the death of the employee, other than a termination for cause as defined by the agreement, the employee shall be entitled to the greater of the salary due under the remaining term of the agreement or one year's compensation at the date of termination, paid monthly over the remaining term or life of the agreement.

Other Matters

The Company has employment agreements with certain executive officers, which in addition to base compensation, bonuses and fringe benefits, provides for specified retirement benefits. The Company has accrued these benefits on a present value basis over the terms of the agreements. Amounts accrued under these agreements were $517,832 and $537,821 at December 31, 2011 and 2010, respectively.

The Company leases its corporate offices where the lessor of the property is owned by certain officers and directors of the Company. Approximately 70% of the monthly lease payment is reimbursed by MREIC. On May 1, 2010, the Company renewed this lease for an additional five-year term with monthly lease payments of $13,600 through April 30, 2013 and $14,000 through April 30, 2015. The Company is also responsible for its proportionate share of real estate taxes and common area maintenance. Approximately 70% of the monthly lease payment plus its proportionate share of real estate taxes and common area maintenance is reimbursed by MREIC. Management believes that the aforesaid rent is no more than what the Company would pay for comparable space elsewhere.

NOTE 9 – SHAREHOLDERS' EQUITY

Common Stock

The Company has a Dividend Reinvestment and Stock Purchase Plan (DRIP), as amended. Under the terms of the DRIP, shareholders who participate may reinvest all or part of their dividends in additional shares of the Company at a 5% discount from the weighted average purchase price directly from the Company, from authorized but unissued shares of the Company common stock. Shareholders may also purchase additional shares at this discounted price by making optional cash payments monthly. In determining the weighted average purchase price, purchases may be aggregated for both dividend reinvestment and optional cash purchases, or independent calculations may be made, at the discretion of the Company. Optional cash payments must be not less than $500 per payment nor more than $1,000 unless a request for waiver has been accepted by the Company.

Amounts received, including dividends reinvested of $1,628,507, $1,375,331 and $1,155,587, respectively, and shares issued in connection with the DRIP for the years ended December 31, 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Amounts Received/Dividends Reinvested	$13,938,991	$14,166,360	$7,859,085
Number of Share Issued	1,467,214	1,560,173	1,059,718

Preferred Stock

On May 26, 2011, the Company issued 1,338,800 shares of 8.25% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock) for net proceeds of $31,854,328, after underwriting discounts of $1,054,305 and other expenses, including legal and other professional fees, of $561,367. MREIC purchased 200,000 shares of Series A Preferred Stock in the offering. Such shares were purchased by MREIC at the same price as other investors in the offering. The annual dividend of $2.0625 per share or 8.25% of the $25.00 per share liquidation value, is payable quarterly in arrears on March 15, June 15, September 15, and December 15, commencing on September 15, 2011.

The Series A Preferred Stock, par value $.10, has no maturity and will remain outstanding indefinitely unless redeemed or otherwise repurchased. The Series A Preferred Stock is not redeemable prior to May 26, 2016, except pursuant to provisions relating to preservation of the Company's qualification as a real estate investment trust

(REIT) or upon the occurrence of a Delisting Event or a Change of Control, as described below. On and after May 26, 2016, the Series A Preferred Stock will be redeemable at the Company's option for cash, in whole or, from time to time, in part, at a price per share equal to $25.00, plus all accrued and unpaid dividends (whether or not declared), if any, to, but not including, the redemption date, on each share of Series A Preferred Stock to be redeemed.

A "Delisting Event" occurs when both (i) the Series A Preferred Stock is not listed on the NYSE, the NYSE Amex or the NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ and (ii) the Company is not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, but any shares of Series A Preferred Stock are outstanding.

A "Change of Control" occurs when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

- the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Company's stock entitling that person to exercise more than 50% of the total voting power of all outstanding shares of the Company's stock entitled to vote generally in the election of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

- following the closing of any transaction referred to above, neither the Company nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, NYSE Amex or NASDAQ.

Upon the occurrence of a Delisting Event or Change of Control, each holder of the Series A Preferred Stock will have the right to convert all or part of the shares of the Series A Preferred Stock held, unless the Company elects to redeem the Series A Preferred Stock.

Holders of the Series A Preferred Stock generally have no voting rights, except if the Company fails to pay dividends for six or more quarterly periods, whether or not consecutive, or with respect to certain specified events.

Issuer Purchases of Equity Securities

On June 29, 2011, the Board of Directors reaffirmed its Share Repurchase Program (the repurchase program) that authorizes the Company to purchase up to $10,000,000 in the aggregate of the Company's common stock. The repurchase program was originally created in June 2008 and is intended to be implemented through purchases made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or block trades, or by any combination of such methods, in accordance with applicable insider trading and other securities laws and regulations. The size, scope and timing of any purchases will be based on business, market and other conditions and factors, including price, regulatory and contractual requirements or consents, and capital availability. The repurchase program does not require the Company to acquire any particular amount of common stock, and the program may be suspended, modified or discontinued at any time at the Company's discretion without prior notice. Shares of stock repurchased under the repurchase program will be held as treasury shares. There have been no purchases under the repurchase program to date.

NOTE 10 – DISTRIBUTIONS

Common Stock

The following cash distributions, including dividends reinvested, were paid to common shareholders during the three years ended December 31, 2011, 2010 and 2009:

	2011		2010		2009	
Quarter Ended	**Amount**	**Per Share**	**Amount**	**Per Share**	**Amount**	**Per Share**
March 31	$2,523,564	$.18	$2,222,879	$.18	$1,986,440	$.18
June 30	2,595,832	.18	2,269,804	.18	2,017,810	.18
September 30	2,652,386	.18	2,301,665	.18	2,075,153	.18
December 31	2,723,255	.18	2,422,114	.18	2,140,859	.18
	$10,495,037	$.72	$9,216,462	$.72	$8,220,262	$.72

These amounts do not include the discount on shares purchased through the Company's Dividend Reinvestment and Stock Purchase Plan.

On January 18, 2012, the Company declared a cash dividend of $.18 per share to be paid on March 15, 2012 to common shareholders of record February 15, 2012.

Preferred Stock

The following dividends were paid to preferred shareholders during the year ended December 31, 2011:

Declaration Date	Record Date	Payment Date	Dividend	Dividend per Share
7/5/2011	8/15/2011	9/15/2011	$736,341	$0.550000
10/4/2011	11/15/2011	12/15/2011	690,318	0.515625
			$1,426,659	$1.065625

On January 18, 2012, the Board of Directors declared a quarterly dividend of $0.515625 per share for the period from December 1, 2011 through February 29, 2012, on the Company's 8.25% Series A Cumulative Redeemable Preferred Stock payable March 15, 2012 to preferred shareholders of record February 15, 2012. Series A preferred share dividends are cumulative and payable quarterly at an annual rate of $2.0625 per share.

NOTE 11 – LOSS RELATING TO FLOOD

In May 2011, Memphis Mobile City, a 157-site community in Memphis TN, experienced an unusual flood that swept the region. All residents of the community were evacuated. The community remains closed. While, at this time, we anticipate re-opening Memphis Mobile City, we have not yet reached any final decision as to the future of this community. In addition to the loss in rental and related income, we have recorded a loss of $984,701 for the estimated amount, net of insurance proceeds, for the loss of inventory, rental homes, and disposal and other costs associated with this event.

NOTE 12 – FEDERAL INCOME TAXES

The Company elected to be taxed as a real estate investment trust (REIT) in accordance with the Internal Revenue Code, commencing with its taxable year ended December 31, 1992. In order to qualify as a REIT, the Company must meet a number of organizational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state, and local income taxes.

The Company follows the provisions of ASC Topic 740, Income Taxes, that, among other things, defines a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on its evaluation, the Company determined that it has no uncertain tax positions and no unrecognized tax benefits as of December 31, 2011. The Company records interest and penalties relating to unrecognized tax benefits, if any, as interest expense. As of December 31, 2011, the tax years 2008 through and including 2011 remain open to examination by the Internal Revenue Service. There are currently no federal tax examinations in progress.

Federal Excise Tax

The Company does not have a Federal excise tax liability for the 2011, 2010 and 2009, since it intends to or has distributed all of its annual income.

Reconciliation Between U.S. GAAP Net Income and Taxable Income

The following table reconciles U.S. GAAP net income to taxable income for the years ended December 31, 2011, 2010, and 2009:

	2011 Estimate (unaudited)	2010 Actual	2009 Actual
U.S. GAAP net income	$ 3,696,263	$ 6,668,915	$ 3,689,388
Add: U.S. GAAP net loss of taxable REIT subsidiary included above	3,135,742	2,957,735	2,391,603
U.S. GAAP net income from REIT operations	6,832,005	9,626,650	6,080,991
Stock option expense	295,042	101,004	36,283
Impairment loss and other book / tax differences, net	(264,175)	(1,994,956)	1,331,046
Taxable income before adjustments	6,862,872	7,732,698	7,448,320
Less: Capital gains	(1,509,827)	(2,307,537)	-0-
Adjusted taxable income subject to 90% dividend requirement	$ 5,353,045	$ 5,425,161	$ 7,448,320

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

The following table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2011, 2010, and 2009:

	2011 Estimate (unaudited)	2010 Actual	2009 Actual
Cash dividends paid	$ 10,495,037	$ 9,216,462	$ 8,220,262
Less: Portion designated as capital gains distributions	(1,509,827)	(2,307,537)	-0-
Less: Return of capital	(3,632,165)	(1,483,764)	(771,942)
Dividends paid deduction	$ 5,353,045	$ 5,425,161	$ 7,448,320

Characterization of Distributions

The following table characterizes the distributions paid per common share for the years ended December 31, 2011, 2010, and 2009:

	2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent
Ordinary income	$ .29090	40.40%	$ .45866	63.70%	$ .58516	81.27%
Capital gains	.08205	11.40%	.16367	22.73%	-0-	-0-%
Return of capital	.34705	48.20%	.09767	13.57%	.13484	18.73%
	$ .72	100%	$ .72	100%	$ .72	100%

For the years ended December 31, 2011, total distributions paid by the Company for preferred stock amounted to $1,426,659 or $1.065625 per share ($.831188 taxed as ordinary income and $.234437 taxed as capital gains).

In addition to the above, taxable income from non-REIT activities conducted by S&F, a taxable REIT subsidiary, is subject to federal, state and local income taxes. Deferred income taxes pertaining to S&F are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors. For the years ended December 31, 2011, 2010 and 2009, S&F had operating losses for financial reporting purposes of $3,135,742, $2,957,735 and $2,391,603, respectively. Therefore, a valuation allowance has been established against any deferred tax assets relating to S&F. For the years ended December 31, 2011, 2010 and 2009, S&F recorded $5,000, $-0- and ($87,000), respectively, in federal, state and franchise taxes (credits) which have been included in general and administrative expenses.

NOTE 13 – COMMITMENTS, CONTINGENCIES AND LEGAL MATTERS

The Company is subject to claims and litigation in the ordinary course of business. Management does not believe that any such claim or litigation will have a material adverse effect on the business, assets, or results of operations of the Company.

In 2010, a rainstorm bringing 13 inches of rain in a two-hour period caused flooding at Memphis Mobile City. All homes owned by the Company were fully restored as were the homes of all residents who elected to make repairs. On May 9, 2011, the Company was notified that a lawsuit had been filed in the United States District Court for the Western District of Tennessee on behalf of a purported class of all individuals of Mexican national origin who are current or former residents of Memphis Mobile City. The complaint alleges various claims based on federal and state discrimination and consumer protection laws, seeking monetary damages and injunctive relief. The complaint was served on August 29, 2011. The Company believes the action to be without merit and plan to defend it vigorously. The Company's insurance company is supporting our defense of this action.

The Company has a contract to purchase a community in Muncie, Indiana for a purchase price of $2,100,000 (See Note 16).

NOTE 14 - FAIR VALUE MEASUREMENTS

The Company follows ASC 825, Fair Value Measurements, for financial assets and liabilities recognized at fair value on a recurring basis. We measure certain financial assets and liabilities at fair value on a recurring basis, including securities available for sale. The fair value of these certain financial assets and liabilities was determined using the following inputs at December 31, 2011 and 2010:

	Fair Value Measurements at Reporting Date Using			
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011:				
Equity Securities - Preferred Stock	$10,404,609	$10,404,609	$-0-	$-0-
Equity Securities - Common Stock	32,893,605	32,893,605	-0-	-0-
Total Securities available for sale	$43,298,214	$43,298,214	$-0-	$-0-
December 31, 2010:				
Equity Securities - Preferred Stock	$6,042,931	$6,042,931	$-0-	$-0-
Equity Securities - Common Stock	22,714,546	22,714,546	-0-	-0-
Total Securities available for sale	$28,757,477	$28,757,477	$-0-	$-0-

The Company is also required to disclose certain information about fair values of financial instruments, as defined in ASC 825-10, Financial Instruments. Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Almost all of the Company's securities available for sale have quoted market prices. However, for a portion of the Company's other financial instruments, no quoted market value exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic conditions, perceived risks associated with these financial instruments and their counterparties, future expected loss experience and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The fair value of cash and cash equivalents and notes receivables approximates their current carrying amounts since all such items are short-term in nature. The fair value of securities available for sale is primarily based upon quoted market values. The fair value of variable rate mortgages payable and loans payable approximate their current carrying amounts since such amounts payable are at approximately a weighted-average current market rate of interest. As of December 31, 2011, the fair and carrying value of fixed rate mortgages payable amounted to $89,368,581 and $86,402,506, respectively. As of December 31, 2010, the fair and carrying value of fixed rate mortgages payable amounted to $67,154,675 and $67,617,851, respectively. The fair value of mortgages payable is based upon discounted cash flows at current market rates for instruments with similar remaining terms.

NOTE 15 – SUPPLEMENTAL CASH FLOW AND COMPREHENSIVE INCOME INFORMATION

Cash paid during the years ended December 31, 2011, 2010 and 2009 for interest was $4,823,821, $5,162,948 and $5,109,097, respectively.

During the years ended December 31, 2011, 2010 and 2009, land development costs of $79,901, $164,649 and $144,663, respectively were transferred to investment property and equipment and placed in service.

During the years ended December 31, 2011, 2010 and 2009, the Company had dividend reinvestments of $1,628,507, $1,375,331 and $1,155,587, respectively which required no cash transfers.

The following are the reclassification adjustments related to securities available for sale included in Other Comprehensive Income:

	2011	2010	2009
Unrealized holding gain (loss) arising during the year	($1,296,427)	$8,167,954	$6,081,522
Add reclassification adjustment for other-than-temporary impairment	-0-	-0-	1,908,798
Less reclassification adjustment for net gains realized in income	(2,692,649)	(3,931,880)	(104,652)
Net unrealized holding gain (loss)	($3,989,076)	$4,236,074	$7,885,668

NOTE 16 – SUBSEQUENT EVENTS

Material subsequent events have been evaluated and are disclosed herein.

On January 12, 2012, the Company acquired Countryside Estates, a 90-site manufactured home community situated on approximately 64 acres, located in Muncie, Indiana, for a purchase price of $2,100,000. This community was originally licensed for over 200 sites and is being built in phases. Upon completion, it will ultimately be approximately 200-210 sites.

On January 19, 2012, the Company awarded 25,000 shares of common stock to Samuel A. Landy in accordance with his employment agreement. The grant date fair value of this restricted stock grant was $239,000. This grant vests over 5 years.

On February 2, 2012, the Company obtained an $11,400,000 mortgage on Allentown and Clinton Mobile Home Resort from Bank of America, N.A. This mortgage is at a variable rate of LIBOR plus 3.25% and matures on February 1, 2017. The Company may extend this mortgage for an additional two years. To eliminate the variability of the interest expense, the Company simultaneously entered into an interest rate swap agreement, having identical terms to the mortgage, with Bank of America, N.A. This results in a net fixed interest rate on the mortgage of 4.39%.

On February 28, 2012, the Company repaid its 7.36% mortgage on Port Royal Village in the amount of approximately $4,700,000.

On March 2, 2012, the Company transferred the listing of its common and preferred stock to the New York Stock Exchange (NYSE) from the NYSE Amex. The Company has retained its stock tickers (NYSE: UMH) for the common shares and (NYSE: UMH Pr A) for the preferred shares.

NOTE 17 – PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

The following unaudited pro forma condensed financial information reflects the 2011 and 2010 acquisitions. This information has been prepared utilizing the historical financial statements of the Company and the effect of additional revenue and expenses from the properties acquired during 2011 and 2010 assuming that the acquisitions had occurred as of January 1, 2010, after giving effect to certain adjustments including (a) rental and related income; (b) community operating expenses; (c) interest expense resulting from the assumed increase in mortgages and loans payable related to the new acquisitions and (d) depreciation expense related to the new acquisitions. The unaudited pro forma condensed financial information is not indicative of the results of operations that would have been achieved had the acquisitions reflected herein been consummated on the dates indicated or that will be achieved in the future.

	For the years ended December 31,	
	2011	**2010**
Rental and Related Income	$34,534,000	$34,268,000
Community Operating Expenses	18,530,000	17,792,000
Net Income Attributable to Common Shareholders	2,343,000	7,297,000
Net Income Attributable to Common Shareholders per Share:		
Basic	0.16	0.57
Diluted	0.16	0.57

NOTE 18 – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
THREE MONTHS ENDED

2011	**March 31**	**June 30**	**September 30**	**December 31**
Total Income	$9,016,454	$9,605,680	$9,664,577	$11,026,643
Total Expenses (2)	8,043,413	8,968,945	9,168,822	10,993,478
Other Income (Expense)	1,143,259	(418,259)	293,836	509,858
Net Income	2,124,864	235,976	792,877	542,546
Net Income (Loss) Attributable to Common Shareholders	2,124,864	(40,152)	102,558	(147,773)
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.15	-0-	-0-	(.01)
Diluted	.15	-0-	-0-	(.01)

2010	**March 31**	**June 30**	**September 30**	**December 31**
Total Income	$8,161,272	$7,862,640	$8,470,339	$9,516,713
Total Expenses	7,143,948	7,136,585	7,674,868	8,775,499
Other Income (Expense)	852,569	755,493	407,877	1,381,156
Net Income	1,884,998	1,472,638	1,197,304	2,113,975
Net Income Attributable to Common Shareholders	1,884,998	1,472,638	1,197,304	2,113,975
Net Income (Loss) Attributable to Common Shareholders per Share –				
Basic	.15	.12	.09	.16
Diluted	.15	.12	.09	.16

(1) Fluctuations are primarily due to Gain (Loss) on Securities Transactions, net.
(2) Includes loss relating to unusual flood at Memphis Mobile City.

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011

Column A	Column B	Column C		Column D
		Initial Cost		
Description	Encumbrances	Land	Site, Land & Building Improvements and Rental Homes	Capitalization Subsequent to Acquisition
Memphis, TN	$ -0-	$ 250,000	$ 2,569,101	$ 4,356,914
Berwick, PA	15,500,000 (1)	372,000	4,776,000	-0-
Greenfield Ctr, NY	-0-	37,500	232,547	2,916,382
Vineland, NJ	9,417,680	320,000	1,866,323	1,321,471
Lewistown, PA	-0-	137,000	613,000	-0-
Duncansville, PA	-0-	60,774	378,093	1,481,577
Tiffin, OH	-0-	142,000	3,301,800	-0-
Columbia, TN	-0-	394,000	6,916,500	40,588
Cranberry Twp, PA	2,990,316	181,930	1,922,931	1,193,365
Clifton Park, NY	7,670,858 (2)	391,724	704,021	1,918,167
Apollo, PA	-0-	670,000	1,336,600	1,687,191
Cranberry Twp, PA	2,990,316	75,000	977,225	2,222,116
Millville, NJ	10,720,691	216,000	1,166,517	8,460,932
Kutztown, PA	9,887,460	145,000	1,695,041	8,074,725
Inkerman, PA	1,847,558	572,500	2,151,569	4,103,145
Monticello, NY	-0-	235,600	1,402,572	5,794,126
Navarre, OH	-0-	290,000	1,457,673	3,644,305
Cresson, PA	-0-	432,700	2,070,426	1,624,275
Taylor, PA	(1)	674,000	9,432,800	-0-
Memphis, TN	-0-	78,435	810,477	648,237
Avoca, PA	(1)	330,000	3,794,100	-0-
Tunkhannock, PA	(1)	379,000	1,639,000	-0-
West Grove, PA	7,850,087	175,000	990,515	1,077,506
Carlisle, PA	-0-	37,540	198,321	4,872,468
Bloomsburg, PA	(1)	282,000	2,174,800	-0-
Belle Vernon, PA	4,744,677	150,000	2,491,796	6,321,044
Marion, OH	-0-	236,000	785,293	3,990,681
Nashville, TN	-0-	337,000	3,379,000	33,648
Somerset, PA	1,185,835	1,485,000	2,050,400	4,804,805
Athens, OH	-0-	67,000	1,326,800	1,097,072
Greensburg, PA	7,174,164 (3)	299,000	5,837,272	(26,731)
Somerset, PA	(3)	287,000	6,113,528	43,258
Magnolia, OH	2,031,946	270,000	1,941,430	3,753,892
Jackson, NJ	6,270,422	100,095	602,820	1,727,784
Goodlettsville, TN	-0-	411,000	1,867,000	(14,106)
Hamburg, NY	(2)	424,000	3,812,000	1,320,299
West Monroe, NY	-0-	77,000	841,000	727,069
Lebanon, TN	-0-	1,184,000	4,034,480	1,298,379
Eatontown, NJ	-0-	157,421	280,749	600,856
Caledonia, OH	-0-	260,000	1,753,206	2,783,225
Coxsackie, NY	-0-	1,757,800	-0-	1,073,293
	$ 90,282,010	$ 14,382,019	$ 91,694,726	$ 84,971,958

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011

Column A	Column E (4) (5)			
	Gross Amount at Which Carried at 12/31/11			
Description	Land	Site, Land & Building Improvements and Rental Homes	Total	Accumulated Depreciation
Memphis, TN	$ 250,000	$ 6,926,014	$ 7,176,014	$ 3,634,348
Berwick, PA	372,000	4,753,997	5,125,997	186,398
Greenfield Ctr, NY	122,865	3,063,565	3,186,430	1,672,751
Vineland, NJ	408,206	3,099,588	3,507,794	2,403,528
Lewistown, PA	137,000	613,000	750,000	-0-
Duncansville, PA	60,774	1,859,670	1,920,444	829,598
Tiffin, OH	142,000	3,301,800	3,443,800	30,016
Columbia, TN	394,000	6,957,088	7,351,088	144,417
Cranberry Twp, PA	181,930	3,116,296	3,298,226	2,207,123
Clifton Park, NY	391,724	2,622,187	3,013,911	1,477,118
Apollo, PA	732,089	2,961,702	3,693,791	1,427,747
Cranberry Twp, PA	75,000	3,199,341	3,274,341	2,068,851
Millville, NJ	2,534,891	7,308,558	9,843,449	3,560,665
Kutztown, PA	404,239	9,510,527	9,914,766	4,150,294
Inkerman, PA	572,500	6,254,714	6,827,214	3,264,540
Monticello, NY	318,472	7,113,826	7,432,298	2,820,991
Navarre, OH	290,000	5,101,978	5,391,978	2,211,312
Cresson, PA	432,700	3,694,701	4,127,401	1,096,995
Taylor, PA	674,000	9,527,531	10,201,531	373,647
Memphis, TN	78,435	1,458,714	1,537,149	1,085,237
Avoca, PA	330,000	3,827,611	4,157,611	149,589
Tunkhannock, PA	379,000	1,735,264	2,114,264	66,227
West Grove, PA	155,000	2,088,021	2,243,021	1,729,820
Carlisle, PA	145,473	4,962,856	5,108,329	1,589,574
Bloomsburg, PA	282,000	2,176,137	2,458,137	85,372
Belle Vernon, PA	210,000	8,752,840	8,962,840	4,331,523
Marion, OH	236,000	4,775,974	5,011,974	2,299,339
Nashville, TN	337,000	3,412,648	3,749,648	71,191
Somerset, PA	1,488,600	6,851,605	8,340,205	1,407,598
Athens, OH	67,000	2,423,872	2,490,872	928,265
Greensburg, PA	299,000	5,810,541	6,109,541	334,261
Somerset, PA	287,000	6,156,786	6,443,786	354,264
Magnolia, OH	270,000	5,695,322	5,965,322	3,277,966
Jackson, NJ	100,095	2,330,604	2,430,699	1,709,999
Goodlettsville, TN	411,000	1,852,894	2,263,894	38,929
Hamburg, NY	424,000	5,132,299	5,556,299	2,274,305
West Monroe, NY	77,000	1,568,069	1,645,069	442,276
Lebanon, TN	1,184,000	5,332,859	6,516,859	1,041,529
Eatontown, NJ	135,421	903,605	1,039,026	511,051
Caledonia, OH	260,000	4,536,431	4,796,431	1,654,066
Coxsackie, NY	2,218,800	612,293	2,831,093	51,373
	$ 17,869,214	$ 173,383,328	$ 191,252,542	$ 58,994,093

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011

Column A	Column G	Column H	Column I
Description	Date of Construction	Date Acquired	Depreciable Life
Memphis, TN	prior to 1980	1986	3 to 27.5
Berwick, PA	1973-1976	2010	27.5
Greenfield Ctr, NY	prior to 1970	1977	3 to 27.5
Vineland, NJ	1973	1986	3 to 27.5
Lewistown, PA	prior to 1980	2011	5 to 27.5
Duncansville, PA	1961	1979	3 to 27.5
Tiffin, OH	1968/1987	2011	27.5
Columbia, TN	1988/1992	2011	5 to 27.5
Cranberry Twp, PA	1974	1986	5 to 27.5
Clifton Park, NY	1972	1978	3 to 27.5
Apollo, PA	prior to 1980	1995	5 to 27.5
Cranberry Twp, PA	prior to 1980	1982	3 to 27.5
Millville, NJ	prior to 1980	1985	3 to 27.5
Kutztown, PA	1971	1979	5 to 27.5
Inkerman, PA	1970	1992	5 to 27.5
Monticello, NY	1972	1988	5 to 27.5
Navarre, OH	prior to 1980	1987	5 to 27.5
Cresson, PA	prior to 1980	2001	5 to 27.5
Taylor, PA	1972	2010	27.5
Memphis, TN	1955	1985	3 to 27.5
Avoca, PA	1972	2010	27.5
Tunkhannock, PA	1972	2010	27.5
West Grove, PA	1971	1974	5 to 27.5
Carlisle, PA	1961	1969	3 to 27.5
Bloomsburg, PA	1960's	2010	27.5
Belle Vernon, PA	1973	1983	3 to 27.5
Marion, OH	1950	1986	3 to 27.5
Nashville, TN	1954	2011	5 to 27.5
Somerset, PA	prior to 1980	2004	5 to 27.5
Athens, OH	prior to 1980	1996	5 to 27.5
Greensburg, PA	1968/1980	2010	27.5
Somerset, PA	1970	2010	5 to 27.5
Magnolia, OH	prior to 1980	1985	5 to 27.5
Jackson, NJ	1969	1969	3 to 27.5
Goodlettsville, TN	1964	2011	5 to 27.5
Hamburg, NY	prior to 1980	1997	5 to 27.5
West Monroe, NY	prior to 1980	2003	5 to 27.5
Lebanon, TN	1997	2006	5 to 27.5
Eatontown, NJ	1964	1978	3 to 27.5
Caledonia, OH	prior to 1980	1996	5 to 27.5
Coxsackie, NY	N/A	2005	N/A

UMH PROPERTIES, INC.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2011

(1) Represents one mortgage note payable secured by five properties.

(2) Represents one mortgage note payable secured by two properties.

(3) Represents one mortgage note payable secured by two properties.

(4) Reconciliation

	/----------FIXED ASSETS-----------/		
	12/31/11	**12/31/10**	**12/31/09**
Balance – Beginning of Year	$168,590,072	$125,318,411	$122,031,499
Additions:			
Acquisitions	17,498,300	36,390,500	-0-
Improvements	5,935,642	7,397,282	4,074,484
Depreciation	-0-	-0-	-0-
Total Additions	23,433,942	43,787,782	4,074,484
Deletions	(771,472)	(516,121)	(787,572)
Balance – End of Year	$191,252,542	$168,590,072	$125,318,411

	/-----ACCUMULATED DEPRECIATION-----/		
Reconciliation:	**12/31/11**	**12/31/10**	**12/31/09**
Balance – Beginning of Year	$53,950,873	$50,112,798	$46,849,662
Additions:			
Acquisitions	-0-	-0-	-0-
Improvements	-0-	-0-	-0-
Depreciation	5,273,809	4,064,311	3,518,691
Total Additions	5,273,809	4,064,311	3,518,691
Deletions	(230,589)	(226,236)	(255,555)
Balance – End of Year	$58,994,093	$53,950,873	$50,112,798

(5) The aggregate cost for Federal tax purposes approximates historical cost.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UMH PROPERTIES, INC.

BY: /s/Eugene W. Landy
EUGENE W. LANDY
Chairman of the Board

Dated: March 15, 2012

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

	Title	Date
/s/Eugene W. Landy EUGENE W. LANDY	Chairman of the Board	March 15, 2012
/s/Samuel A. Landy SAMUEL A. LANDY	President, Chief Executive Officer and Director	March 15, 2012
/s/Michael P. Landy MICHAEL P. LANDY	Executive Vice President and Director	March 15, 2012
/s/Anna T. Chew ANNA T. CHEW	Vice President, Chief Financial Officer, Treasurer and Director	March 15, 2012
/s/Jeffrey A. Carus JEFFREY A. CARUS	Director	March 15, 2012
/s/Stuart Levy STUART LEVY	Director	March 15, 2012
/s/James E. Mitchell JAMES E. MITCHELL	Director	March 15, 2012
/s/Richard H. Molke RICHARD H. MOLKE	Director	March 15, 2012
/s/Eugene Rothenberg EUGENE ROTHENBERG	Director	March 15, 2012
/s/Stephen B. Wolgin STEPHEN B. WOLGIN	Director	March 15, 2012

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Directors

Jeffrey A. Carus
Founder and Managing Partner,
JAC Partners, LLC

Anna T. Chew
Certified Public Accountant
Treasurer,
Monmouth Real Estate
Investment Corporation

Eugene W. Landy
Attorney-at-Law
President,
Monmouth Real Estate
Investment Corporation

Michael P. Landy
Chief Operating Officer,
Monmouth Real Estate
Investment Corporation

Samuel A. Landy
Attorney-at-Law

Stuart Levy
Vice President -
Real Estate Finance,
Helaba-Landesbank
Hessen-Thüringen

James E. Mitchell
Attorney-at-Law
General Partner,
Mitchell Partners LP
President,
Mitchell Capital Management

Richard H. Molke
General Partner,
Molke Family
Limited Partnership

Eugene Rothenberg
Investor
Director, Monmouth Real Estate
Investment Corporation

Stephen B. Wolgin
Managing Director
U.S. Real Estate Advisors, Inc.
Director, Monmouth Real Estate
Investment Corporation

Officers

Eugene W. Landy
Chairman of the Board

Samuel A. Landy
President and
Chief Executive Officer

Anna T. Chew
Vice President and
Chief Financial Officer

Michael P. Landy
Executive Vice President

Allison Nagelberg
General Counsel

Katie Traks
Controller

Elizabeth Chiarella
Secretary

Corporate Information

Corporate Office
3499 Route 9 North
Freehold, NJ 07728

Independent Registered Public Accounting Firm
PKF O'Connor Davies
A Division of O'Connor Davies, LLP
29 Broadway
New York, NY 10006

Transfer Agent & Registrar
American Stock Transfer
& Trust Company
6201 15th Avenue
Brooklyn, NY 11219

Stock Listing
NYSE: UMH

Director of Investor Relations
Susan M. Jordan

Internet Address
www.umh.com

Email Address
umh@umh.com



UMH LISTED NYSE
UMH
UMH Properties, Inc.
UMH LISTED NYSE
NYSE Euronext
UMH LISTED NYSE
UMH LISTED NYSE

Eugene W. Landy, Chairman of the Board, is joined by John Merrell, Senior Vice President, Global Corporate Client Group, NYSE Euronext, along with the officers, directors, and guests of UMH Properties, Inc., to Ring the NYSE Closing Bell on March 2, 2012.

UMH Properties, Inc.



UMH PROPERTIES, INC.

Established in 1968

NYSE: UMH

3499 Route 9 North • Freehold, New Jersey 07728 • 732.577.9997

www.umh.com